AMERICAN EXPRESS

2026

PROXY STATEMENT



Image courtesy of The New York Stock Exchange.

175 YEARS OF EXCELLENCE

Our journey is one of transformation, innovation, and resilience. While our business has evolved over time, we've remained true to our core values of trust, security and service for 175 years. But our story couldn't be written alone.

Since our founding, we've put our customers first in everything we do. Our core values help shape the exceptional products, services, and experiences that enhance their lives. We continue to strive for excellence and to bring meaningful products to our customers every day.

Notice of Annual Meeting of Shareholders



WHEN

Tuesday, May 5, 2026
9:00 a.m. Eastern Time



WHERE

www.virtualshareholdermeeting.com/AXP2026



RECORD DATE

March 6, 2026

Items of Business

	To Vote on the Following Proposals	Board Recommendation	See Page
1	Election of directors proposed by our Board of Directors for a term of one year, as set forth in this Proxy Statement;	**FOR** each of the director nominees	5
2	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026;	**FOR**	42
3	Advisory resolution to approve executive compensation (Say-on-Pay);	**FOR**	46
4-5	Two shareholder proposals, if properly presented at the meeting; and	**AGAINST**	88
6	Such other business that may properly come before the meeting.		

We will be holding our Annual Meeting of Shareholders on May 5, 2026. Shareholders will be able to listen, vote and submit questions via the virtual meeting website at www.virtualshareholdermeeting.com/AXP2026 by using the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. Shareholders with control numbers who attend the Annual Meeting of Shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting, including the ability to ask questions.

Please retain the 16-digit control number should you decide to attend the Annual Meeting of Shareholders. Shareholders without a control number may attend the Annual Meeting of Shareholders as guests but they will not have the ability to vote or submit questions during the meeting. Attendees may begin logging in to the virtual meeting website at 8:45 a.m. Eastern Time.

Detailed information regarding our 2026 Annual Meeting of Shareholders, including how to cast your vote and ask questions before and during the meeting, can be found in "Other Information" starting on page 96 of this Proxy Statement.

Even if you do not plan to attend the meeting, your vote is important to us. Please review the materials and exercise your shareholder right to vote.

By Order of the Board of Directors,



James J. Killerlane III

James J. Killerlane III
Corporate Secretary and Chief Governance Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2026 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 5, 2026:

Our Proxy Statement and Annual Report are available online at http://ir.americanexpress.com.*

* Web links throughout this document are provided for convenience only. Information from the American Express website is not incorporated by reference into this Proxy Statement.

We expect to mail this notice and to begin mailing our proxy materials on or about March 25, 2026.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You can identify forward-looking statements by words such as "believe," "expect," "anticipate," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," "continue" and similar expressions. Actual results may differ from those set forth in the forward-looking statements due to a variety of factors, including those contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 and the Company's other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements.

(This page has been left blank intentionally.)

Table of Contents

Proxy Summary

Our Company's Strategic Imperatives

American Express Company (American Express, we, our, us or the Company) is a global payments and premium lifestyle brand powered by technology. Founded in 1850 and headquartered in New York, our card-issuing, merchant-acquiring and card network businesses offer products and services to a broad range of customers, including consumers, small businesses, mid-sized companies and large corporations around the world. We seek to grow by focusing on our five strategic imperatives. In January 2026, we added the fifth strategic imperative, to reimagine our customer and colleague experiences, as technology is transforming how we work and changing our customers' expectations.

| Expand leadership in the premium consumer space | Build on our strong position in commercial payments | Strengthen our global, integrated network | Build on our unique global position | Reimagine our customer and colleague experiences |

Business Performance

In 2025, we continued to execute our growth strategy. Business performance highlights in 2025 include:

- Grew total billed business by 8%, or 7% on an FX-adjusted basis[1], versus the prior year, with growth across geographies and across Goods & Services and Travel & Entertainment categories.

- Continued to execute our product refresh strategy globally, completing refreshes in nearly a dozen countries, including the successful launch of our updated U.S. Consumer and Business Platinum Cards.

- Enhanced our Membership Model with the expansion of our hotel network, new lounge openings and a multi-year partnership with Toast to enhance hospitality experiences across Resy, Tock and Toast's restaurant networks.

- Invested in our digital capabilities and experiences, including the launch of a new Amex Travel App, a new app experience for our U.S. Platinum Card Members, and the acquisition of the Center expense management platform for commercial customers.

- Advanced generative artificial intelligence (GenAI) and agentic commerce initiatives, including Dining Companion and the development of standards with partners to enable agent-driven commerce.

- Expanded our network of world-class partners and renewed several key cobrand partnerships including British Airways, Air France-KLM and ANA.

- Added 12.5 million new proprietary cards, with over 70% of new accounts acquired on fee-paying products, bringing the total number of cards-in-force issued on our global network to 152.8 million.

- Continued momentum in customer acquisitions and spending by Millennial & Gen-Z customers, our fastest growing consumer cohorts.

- Continued to expand our coverage globally, reaching over 170 million American Express-accepting merchant locations worldwide[2].

- Maintained our strong and stable credit performance, with net write-off and delinquency rates remaining best-in-class.

Financial Results

2025 financial highlights include:

- Total revenues net of interest expense reached an all-time high of $72.2 billion, up 10% versus the prior year, or 9% on an FX-adjusted basis[1].

- Revenue growth was broad-based across spend, lend and fee revenues.

- Diluted earnings per share (EPS) for the full year 2025 were $15.38, up 10%, or 15% excluding the prior-year gain on sale of Accertify, Inc. (Accertify)[3].

- Delivered 18% growth in net card fee revenues, to reach a record of $10 billion for the full year, and achieved the 30th consecutive quarter of double-digit year-over-year growth in the fourth quarter of 2025.

- $7.6 billion of capital was returned to our shareholders in the form of share repurchases and dividends.

- Ended the year with a Return on Equity (ROE) of 34%[4] as we delivered strong returns and maintained capital strength.

- 1-year Total Shareholder Return (TSR) of 26% outperformed the S&P Financials Index by 11 percentage points[5].

2025 Financial Performance Highlights



$72.2B TOTAL REVENUES NET OF INTEREST EXPENSE	**$15.38** EPS[3]	**$10.8B** NET INCOME
YoY Growth: ↑ **10%** Reported ↑ **9%** FX-adjusted[1]	YoY Growth: ↑ **10%** Reported ↑ **15%** Adjusted for the Sale of Accertify[3]	
$1.7T TOTAL BILLED BUSINESS	**$224.8B** TOTAL LOANS & CARD MEMBER RECEIVABLES	**152.8M** CARDS-IN-FORCE
YoY Growth: ↑ **8%** Reported ↑ **7%** FX-adjusted[1]	YoY Growth: ↑ **8%** Reported ↑ **7%** FX-adjusted[1]	
$5.3B SHARE REPURCHASES	**$2.3B** DIVIDENDS	**34%** ROE[4]

[1] FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes 2025 foreign exchange rates apply to 2024 results). Total Revenues Net of Interest Expense and Total Loans and Card Member Receivables on an FX-adjusted basis are non-GAAP measures. See Annex A for a reconciliation. Management believes the presentation of information on an FX-adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

[2] Locations in force (LIF) estimate as of December 2025, which reflects an estimated 37 million merchants that accept American Express in China (including through digital wallets). LIF represents proprietary and partner acquired merchant locations where the merchant is enabled to accept American Express. LIF estimates incorporate data provided to us by certain third parties and include merchants that accept American Express through payment facilitators and digital wallets.

[3] Attributable to common shareholders. Represents net income less earnings allocated to participating share awards and dividends on preferred shares. EPS growth adjusted for the prior year gain on sale from Accertify is a non-GAAP measure. Management believes adjusted EPS is useful in evaluating the ongoing operating performance of the Company. See Annex A for a reconciliation to EPS growth on a GAAP basis.

[4] ROE is calculated by dividing (i) net income for the period by (ii) average shareholders' equity for the period.

[5] TSR is the total return on common shares over a specified period, expressed as a percentage (calculated based on the change in stock price over the relevant measurement period and assuming reinvestment of dividends). Calculated as of December 31, 2025.

How Our Compensation Program Supports Our Business Strategy

Our executive compensation program is designed to support the longevity and stability of the Company by driving long-term business outcomes, promoting strong governance practices and encouraging responsible risk-taking. This is achieved by linking individual pay with the Company's performance on a diverse set of measures as well as financial and strategic goals. All senior executives have a large portion of compensation that is variable and covers annual and multi-year performance periods. Long-Term Incentive Awards (LTIA) are designed to align executives' interests with the Company's long-term performance using performance-based equity awards. Further, the Company's annual performance scorecard (Company Scorecard) incentivizes strong performance and includes key objectives in four categories: Shareholder, Customer, Colleague and Strategic. To support strong oversight, our Compensation and Benefits Committee (CBC) approves performance goals across our categories and certifies performance outcomes.

Our executive compensation program, including compensation principles and strategy, is discussed in detail under the "Compensation Discussion and Analysis" section of this Proxy Statement.

Our Board of Directors

The following provides current summary information about each nominee to our Board of Directors (Board). Our director nominees possess a range of skills, backgrounds, experience and viewpoints that we believe are integral to an effective and well-functioning board. For more information about our director nominees, please see "Our Board's Qualifications" on page 6. Detailed information about each director nominee's qualifications, experience and expertise can be found in their biographies starting on page 7.

Our Director Nominees

Name and Principal Occupation	Independent	Age	Director Since	Committees of the Board			
				AC	CB	NGPR	R
Michael J. Angelakis Chairman and Chief Executive Officer of Atairos Group	✓	61	2025	M		M	
Thomas J. Baltimore Chairman, President and Chief Executive Officer of Park Hotels & Resorts, Inc.	✓	62	2021	M	M		
John J. Brennan **LEAD INDEPENDENT DIRECTOR** Retired Chairman and Chief Executive Officer of The Vanguard Group, Inc. (Vanguard)	✓	71	2017	C	M		
Theodore J. Leonsis Chairman and Chief Executive Officer of Monumental Sports & Entertainment	✓	70	2010		M	M	
Deborah P. Majoras Former Chief Legal Officer and Corporate Secretary of Procter & Gamble Co.	✓	62	2022			M	M
Karen L. Parkhill Executive Vice President and Chief Financial Officer of HP Inc.	✓	60	2020	M			C
Charles E. Phillips Managing Partner and Co-Founder of Recognize	✓	66	2020	M			M
Lynn A. Pike Former President of Capital One Bank	✓	69	2020		C		
Randal K. Quarles Executive Chairman and Co-Founder of The Cynosure Group	✓	68	2025			M	M
Stephen J. Squeri **CHAIRMAN OF THE BOARD** Chairman and Chief Executive Officer of American Express Company		67	2018				
Noel Wallace Chairman, President and Chief Executive Officer of Colgate-Palmolive Company	✓	61	2025	M	M		
Lisa W. Wardell Former Executive Chairman of Covista Inc.	✓	56	2021	M			M
Christopher D. Young President and Chief Executive Officer of Vertex, Inc.	✓	54	2018			C	M

M Member   **C** Chair

AC Audit and Compliance   **CB** Compensation and Benefits   **NGPR** Nominating, Governance and Public Responsibility   **R** Risk

Corporate Governance Highlights



BOARD STRUCTURE AND INDEPENDENCE

- Engaged and autonomous Lead Independent Director with clearly delineated duties and responsibilities.
- All directors are independent except the Chairman.
- Highly skilled Board that provides a range of viewpoints.

- Annual review of optimal Board leadership structure for the Company.
- Executive sessions of the independent directors led by the Lead Independent Director at each regular in-person Board meeting without Management present.

- Executive sessions at committee meetings led by independent committee Chairs without Management present.
- All committees of the Board are comprised solely of independent directors.



SHAREHOLDER RIGHTS

- Proxy access rights.
- Annual election of all directors.
- Annual advisory vote on executive compensation.

- Majority voting for directors (in uncontested elections).
- Shareholder feedback regularly shared with the Board and its committees.

- Shareholders representing at least 25% of outstanding shares are able to call special meetings.



BOARD OVERSIGHT

- Ongoing oversight of the Company's annual business plan and corporate strategy, succession planning and risk management.
- Monitors the Company's workplace culture, "tone at the top" and values.
- Proactive, comprehensive and strategic Board and senior Management succession planning.
- Annual dedicated Board meeting focused on Company strategy.
- Key Management and rising talent are reviewed on an annual basis and regularly meet with the Board.
- Director access to experts and advisors, both internal and external.

- The Audit and Compliance Committee oversees the integrity of the Company's financial statements and legal and regulatory compliance.
- Audit and Compliance Committee receives and discusses whistleblower claims, fraud situations and Management reports regarding significant ethical violations.
- The Nominating, Governance and Public Responsibility Committee reviews public policy and sustainability issues that may impact the Company's reputation and key stakeholders.
- The Compensation and Benefits Committee oversees executive compensation and colleague experience initiatives and programs.

- Risk-aware culture overseen by the Risk Committee, which also oversees Management's execution of capital management, liquidity planning and resolution planning.
- The Risk Committee has primary oversight of cybersecurity and related risks and opportunities, including those with respect to emerging technologies, such as artificial intelligence (AI) and GenAI.



STRONG CORPORATE GOVERNANCE PRACTICES

- Prohibition of hedging and pledging transactions by directors, executive officers and other senior Management.
- Robust policy on public company board service, in line with market practice.
- Proactive, responsive and ongoing shareholder engagement.
- Strategic succession planning resulting in regular Board and committee refreshment with a range of tenures, variety of experiences and perspectives.
- Annual review of committee charters, Corporate Governance Principles and related policies.

- Robust Code of Business Conduct for Members of the Board of Directors and Code of Conduct for American Express colleagues, each with an annual certification requirement.
- Annual written Board and committee performance evaluations and periodic evaluations conducted by an independent, third-party evaluator.
- Comprehensive clawback policies for senior executives.
- Robust annual risk assessment of executive compensation programs, policies and practices.

- Significant share ownership requirements for senior Management and directors.
- Mandatory retirement age of 72 for Board members.
- Wide-ranging and comprehensive director onboarding program along with robust continuing education programs.

For a detailed discussion of our corporate governance framework and our director nominees, please see "Corporate Governance at American Express" beginning on page 5.

Corporate Governance at American Express

Item 1: Election of Directors for a Term of One Year

The Board recommends a vote **FOR** each of the Director Nominees.

Our Board welcomed three new independent directors during 2025. Michael J. Angelakis was elected to our Board on March 3, 2025 and Randal K. Quarles and Noel Wallace were elected to our Board on July 23, 2025. Mr. Angelakis is a member of the Audit and Compliance Committee and Nominating, Governance and Public Responsibility Committee; Mr. Quarles is a member of the Nominating, Governance and Public Responsibility Committee and Risk Committee; and Mr. Wallace is a member of the Audit and Compliance Committee and Compensation and Benefits Committee. Messrs. Angelakis, Quarles and Wallace bring to the Board and its committees significant experience, as described herein, and we look forward to their continued contributions.

Our Board currently has 14 members. 13 of our directors are standing for re-election to hold office until the 2027 Annual Meeting of Shareholders or until their successors are duly elected and qualified. One of our current directors, Dr. Daniel L. Vasella, will be retiring upon the completion of his term at the 2026 Annual Meeting of the Shareholders (Annual Meeting) as he has reached our mandatory retirement age and will not be standing for re-election. Our Board has appointed Laureen E. Seeger, James J. Killerlane III, David A. Kanarek and Brandon N. Egren as proxies to vote your shares on your behalf. The proxies intend to vote for the election of each of the 13 candidates nominated by the Board unless you indicate otherwise on your proxy or voting instruction form or when you vote by telephone or online. Each candidate has consented to being named in this Proxy Statement and serving as a director, if elected. However, if any nominee is not able to serve, the Board can either nominate a different person or reduce the size of the Board. If the Board nominates another individual, the persons named as proxies may vote for that nominee.

Our Board's Composition

Except for Mr. Squeri, our Board is comprised entirely of independent directors. As illustrated by "Our Board's Qualifications" on page 6 and the director biographies starting on page 7, our Board is made up of a highly skilled group of leaders with substantial experience in their respective fields. Our Board believes that the combination of the various skills, qualifications and experiences of the director nominees contributes to an effective and well-functioning Board and that, individually and as a whole, the director nominees possess the necessary qualifications to provide effective oversight and insightful strategic guidance.

We continually review our Board's composition to identify the skills needed for our Company both in the near term and the future. Ongoing strategic Board succession planning, along with our mandatory retirement age for directors, are designed to ensure that the Board continues to maintain an appropriate mix of objectivity, skills and experiences to provide fresh perspectives and effective oversight and guidance to Management, while leveraging the institutional knowledge and historical perspective of our longer-tenured directors. Over the next few years, certain of our current Board members will retire due to our mandatory retirement age. With this in mind, our Board has been actively engaged in succession planning and has added ten new members to the Board since 2020, all of whom remain on the Board, with the exception of Walter J. Clayton III who resigned from our Board in 2025 to join the Department of Justice. We believe that having Board members with varying tenures allows for knowledge transfer and information sharing between our newer directors and our retiring directors and ensures an orderly and effective Board succession process over the coming years.



Our Board's Qualifications

13 Director Nominees	Angelakis	Baltimore	Brennan	Leonsis	Majoras	Parkhill	Phillips	Pike	Quarles	Squeri	Wallace	Wardell	Young
Experience and Skills													
Audit Oversight	•	•	•			•	•	•	•	•	•	•	•
Brand & Marketing				•			•	•		•	•		•
Core Business Operations & Management (including Human Capital Management)	•	•	•	•	•	•	•	•	•	•	•	•	•
Financial Services & Investment Experience	•	•	•	•		•	•	•	•	•	•	•	
Global Business	•		•	•		•	•	•		•	•		•
Government, Legal / Regulatory	•		•		•		•	•	•				
Public Company Chief Executive Officer (CEO) Experience		•								•	•		•
Public Company Governance	•	•	•	•	•	•	•	•		•	•	•	•
Risk Management & Oversight	•	•			•	•	•	•	•	•	•	•	•
Technology & Cybersecurity	•			•	•	•	•			•	•		•

Our Director Nominees' Average Tenure and Age and Representation



Average Tenure	Average Age	Representation, based on self-identified characteristics
5 Years	64 Years	Women 4 / Men 9 — Black or African American 4 / White or Caucasian 9

As of March 6, 2026.

Our Director Nominees

As "Our Board's Qualifications" illustrates, our director nominees have a variety of skills and experiences that help the Company execute its strategy. Specifically, our director nominees hold and have held senior positions as leaders of various large, complex businesses and organizations and in government, demonstrating their ability to develop and execute significant policy and operational objectives at the highest levels. Our nominees include current and former chief executive officers, chief financial officers, chief operating officers, senior regulators and members of senior management of large, global businesses. Through these roles, our nominees have developed expertise in core business strategy, operations, finance, human capital management and leadership development, compliance, controls and risk management, as well as the skills to respond to rapidly evolving business environments and foster innovation and business transformation. Additionally, our nominees' experience serving in government and on other public, private and non-profit boards brings valuable knowledge and expertise, including in the areas of public policy, governance, succession planning, compensation, risk management, cybersecurity, financial reporting and regulatory compliance.

Detailed biographical information for each director nominee follows. We have included career highlights, other public directorships and select professional and community contributions along with the key qualifications, experience, skills and expertise that we believe each director brings to our Board. Our Board considered all of the aforementioned attributes and the results of our annual Board evaluations when deciding to renominate the following directors.

Michael J. Angelakis
Independent | Age 61




DIRECTOR SINCE 2025

COMMITTEES
- Audit and Compliance
- Nominating, Governance and Public Responsibility

SKILLS

 Audit Oversight

 Core Business Operations & Management

 Financial Services & Investment Experience

 Global Business

 Government, Legal/ Regulatory

 Public Company Governance

 Risk Management & Oversight

Technology & Cybersecurity

QUALIFICATION HIGHLIGHTS
A former Chairman of the Federal Reserve Bank of Philadelphia who was recognized by Institutional Investor magazine as one of America's Best Chief Financial Officers during his tenure as Chief Financial Officer (CFO) of Comcast, Mr. Angelakis brings deep knowledge and understanding of business and financial matters that make him an asset to our Board.

CAREER HIGHLIGHTS
Atairos Group, an independent strategic investment fund
- Founder, Chairman and CEO (2015 to present)

Federal Reserve Bank of Philadelphia
- Chairman (2016 to 2018)
- Director (2012 to 2018)

Comcast Corporation, a global media and technology company
- Senior Advisor to the Executive Management Committee (2015 to present)
- Vice Chairman and CFO (2011 to 2015)
- Executive Vice President and CFO (2007 to 2011)

OTHER PUBLIC BOARD MEMBERSHIPS
Current:
- Exxon Mobil Corporation (since 2021) (Chair of the finance committee and member of the executive and audit committees)
- Lucky Strike Entertainment (since 2021) (Chair of the nominating and corporate governance committee)
- TriNet Group, Inc. (since 2017) (member of the nominating and corporate governance and the compensation and human capital management committees)

Previous:
- Clarivate Plc (2021 to May 2025)
- Groupon, Inc. (2016 to 2021)
- Hewlett Packard Enterprise Company (2015 to 2020)
- Duke Energy (2015 to 2017)

Current Private Board Memberships:
- Arcis Golf Corporation
- The Orogen Group
- Aston Villa F.C.
- V Sports

Previous Private and Nonprofit Board Memberships:
- Learfield
- ProQuest LLC
- Spectra Holdings
- Babson College (a member of the board of trustees)

EDUCATION
- Graduate of Harvard Business School's Owner/President Management Program
- Bachelor of Arts, Babson College

Thomas J. Baltimore
Independent | Age 62




DIRECTOR SINCE
2021

COMMITTEES
- Audit and Compliance
- Compensation and Benefits

SKILLS

 Audit Oversight

 Core Business Operations & Management

 Financial Services & Investment Experience

 Public Company CEO Experience

 Public Company Governance

Risk Management & Oversight

QUALIFICATION HIGHLIGHTS
A seasoned hospitality executive and public company CEO, Mr. Baltimore brings deep expertise in the lodging real estate industry and investment management, an extensive track record of building and running companies and a valuable perspective on risk management to our Board.

CAREER HIGHLIGHTS
Park Hotels & Resorts, Inc., a New York Stock Exchange (NYSE)-listed lodging and real estate investment trust
- Chairman, President and CEO (2016 to present)

RLJ Lodging Trust, a NYSE-listed real estate investment company
- President, CEO and Director (2011 to 2016)

OTHER PUBLIC BOARD MEMBERSHIPS
Current:
- Comcast Corporation (since 2023) (member of the compensation and human capital committee)
- Park Hotels & Resorts, Inc. (since 2016) (Chairman)

Previous:
- Prudential Financial, Inc. (2008 to 2023)
- AutoNation, Inc. (2019 to 2021)
- RLJ Lodging Trust (2011 to 2016)

OTHER PROFESSIONAL EXPERIENCE
Current Private and Nonprofit Board Memberships:
- American Hotel & Lodging Association (executive committee member)
- University of Virginia Investment Management Company
- University of Virginia McIntire School of Commerce Foundation
- Real Estate Roundtable

EDUCATION
- Master of Business Administration, University of Virginia
- Bachelor of Science, University of Virginia

John J. Brennan
LEAD INDEPENDENT DIRECTOR since September 2021 | Age 71




DIRECTOR SINCE
2017

COMMITTEES
- Audit and Compliance (Chair)
- Compensation and Benefits

SKILLS

 Audit Oversight

 Core Business Operations & Management

 Financial Services & Investment Experience

 Global Business

 Government, Legal/ Regulatory

 Public Company Governance

Risk Management & Oversight

QUALIFICATION HIGHLIGHTS
As former Chairman and CEO of The Vanguard Group, Inc., one of the world's largest investment companies, Mr. Brennan brings a deep knowledge of the financial industry's operations and unique insights into institutional investors' perspectives to the Board. Additionally, through his lengthy tenure as Chairman of the Board of Governors of the Financial Industry Regulatory Authority (FINRA), he provides significant expertise in financial regulations, risk oversight and management and audit and reporting matters.

CAREER HIGHLIGHTS
The Vanguard Group, Inc., a global investment management company
- Chairman Emeritus and Senior Advisor (2010 to 2025)
- Chairman of the board of directors (1998 to 2009)
- Chief Executive Officer (1996 to 2008)
- President (1989 to 1996)
- Chief Financial Officer (1985 to 1989)

Financial Industry Regulatory Authority (FINRA)
- Chairman of the Board of Governors (2003 to 2017)

OTHER PUBLIC BOARD MEMBERSHIPS
Previous:
- General Electric Company (2012 to 2018)
- LPL Financial Holdings, Inc. (2010 to 2017)

OTHER PROFESSIONAL EXPERIENCE
Previous Nonprofit Directorships:
- University of Notre Dame (Chairman of the board of trustees)
- Vanguard Charitable Endowment Program (Chairman)
- King Abdullah University of Science and Technology, Saudi Arabia (founding trustee)
- Financial Accounting Foundation, an overseer of financial accounting and reporting standard-setting boards

EDUCATION
- Master of Business Administration, Harvard University
- Bachelor of Arts, Dartmouth College

Theodore J. Leonsis

Independent | Age 70





DIRECTOR SINCE 2010

COMMITTEES
- Compensation and Benefits
- Nominating, Governance and Public Responsibility

SKILLS
- Brand & Marketing
- Core Business Operations & Management
- Financial Services & Investment Experience
- Global Business
- Public Company Governance
- Technology & Cybersecurity













QUALIFICATION HIGHLIGHTS

A prominent entrepreneur and innovator with a track record of success in a wide array of businesses, Mr. Leonsis provides the Board with valuable perspectives on identifying business opportunities and driving new strategies based on changing technologies, social media and digital trends. He also brings significant leadership experience in public, private and nonprofit governance to the Board, including as a result of his service as Chairman of the board of directors of Groupon, Inc.

CAREER HIGHLIGHTS

Monumental Sports & Entertainment, one of the world's most valuable regional sports, entertainment, media and technology companies
- Founder, Chairman and CEO (2010 to present)

aXiomatic Gaming, a venture capital firm specializing in strategic partnerships, investments and acquisitions in the esports and video gaming industry
- Co-Owner and Co-Chairman (2016 to present)

Revolution Growth, a venture capital fund investing in growth-stage companies
- Co-Founder and General Partner and member of the investment committee (2011 to present)

An early investor in several well-known brands and companies, including:
- Sweetgreen, Cava, Clear, DraftKings, Sportradar

OTHER PUBLIC BOARD MEMBERSHIPS

Current:
- Groupon, Inc. (since 2009) (Chairman of the board of directors, Chair of the nominating and governance committee and member of the audit and executive committees)
- Tempus AI, Inc. (since 2019)

OTHER PROFESSIONAL EXPERIENCE

Current Private and Nonprofit Board Memberships:
- Greater Washington Partnership (co-founder and co-Chairman)
- Georgetown Entrepreneurship (Chair of the advisory board)
- D.C. College Access Program (Chairman)
- National Museum of African American History and Culture (member of the Museum Council)
- National Basketball Association (Chairman of the media committee and member of the board of governors)
- National Hockey League (Chairman of the media and content committee and member of the board of governors)
- Women's National Basketball Association (member of the board of governors)

Previous Private Board Membership:
- Revolution Money, Inc. (acquired by American Express in 2010) (Chairman)

EDUCATION
- Bachelor of Arts, Georgetown University

Deborah P. Majoras

Independent | Age 62





DIRECTOR SINCE 2022

COMMITTEES
- Nominating, Governance and Public Responsibility
- Risk

SKILLS
- Core Business Operations & Management
- Global Business
- Government, Legal/ Regulatory
- Public Company Governance
- Risk Management & Oversight
- Technology & Cybersecurity













QUALIFICATION HIGHLIGHTS

A former Chief Legal Officer and Corporate Secretary of Procter & Gamble Co., Ms. Majoras is an accomplished attorney and executive who brings deep expertise and decades of leadership experience in legal, governance and public policy matters to our Board. Additionally, Ms. Majoras' tenure in the U.S. government, first as a senior official in the Department of Justice Antitrust Division and then as Chair of the Federal Trade Commission, and her leadership experience on several private and nonprofit committees make her an asset to our Board.

CAREER HIGHLIGHTS

Procter & Gamble Co., a multinational consumer goods company listed on the NYSE
- President and Special Advisor to the CEO (July to Sept. 2022)
- Chief Legal Officer and Corporate Secretary (2010 to 2022)
- SVP and General Counsel (2008 to 2010)

Federal Trade Commission
- Chair (2004 to 2008)

U.S. Department of Justice, Antitrust Division
- Principal Deputy (2003 to 2004)
- Deputy Assistant Attorney General (2001 to 2003)

Jones Day, an international law firm
- Partner (1999 to 2001)
- Associate (1991 to 1999)

OTHER PUBLIC BOARD MEMBERSHIPS

Current:
- Valero Energy Corporation (since 2012) (Chair of the sustainability and public policy committee and member of the nominating and corporate governance committee)

OTHER PROFESSIONAL EXPERIENCE

Current Private and Nonprofit Board Memberships:
- Brunswick Group
- University of Virginia School of Law Foundation (member of the budget and finance committee)
- Westminster College (member of the executive, governance and institutional advancement committees)
- Ladies Professional Golf Association
- First Tee Foundation

Previous Private and Nonprofit Board Memberships:
- Leadership Council on Legal Diversity
- Christ Hospital Health Network (member of the compensation and governance committee)
- Legal Aid Society of Cincinnati (member of the executive and audit committees)
- United States Golf Association (Chair of the equipment standards, governance and nominating committees and member of the executive committee)

EDUCATION
- Juris Doctor, University of Virginia
- Bachelor of Arts, Westminster College

Karen L. Parkhill
Independent | Age 60




2020

COMMITTEES
- Audit and Compliance
- Risk (Chair)

SKILLS
 Audit Oversight

 Core Business Operations & Management

 Financial Services & Investment Experience

 Global Business

Public Company Governance

Risk Management & Oversight

 Technology & Cybersecurity

QUALIFICATION HIGHLIGHTS
An accomplished financial executive who has served as CFO of three public companies, Ms. Parkhill contributes her broad-ranging financial accounting expertise and banking experience to our Board. As CFO of HP Inc., she serves as a strategic advisor to the business and is responsible for leading HP's global Finance organization and all aspects of financial operations. Additionally, she brings a wide range of skills to the Board, including technology and cybersecurity, compliance and risk oversight.

CAREER HIGHLIGHTS
HP Inc., a NYSE-listed global technology company
- Executive Vice President and CFO (2024 to present)

Medtronic, Inc., a global healthcare technology company
- Executive Vice President and CFO (2016 to 2024)

Comerica Inc., a financial services company
- Vice Chairman and CFO (2011 to 2016)

JPMorgan Chase & Co., a financial holding company
- CFO of the Commercial Banking business (2005 to 2011)

OTHER PROFESSIONAL EXPERIENCE
Previous Nonprofit Board Memberships:
- Young Women's Christian Association of Metropolitan Chicago
- Boys and Girls Club of America (national trustee)
- Methodist Health System

EDUCATION
- Master of Business Administration, University of Chicago
- Bachelor of Science, Southern Methodist University

Charles E. Phillips
Independent | Age 66




2020

COMMITTEES
- Audit and Compliance
- Risk

SKILLS
 Audit Oversight

 Brand & Marketing

Core Business Operations & Management

Financial Services & Investment Experience

 Global Business

Government, Legal/ Regulatory

Public Company Governance

 Risk Management & Oversight

 Technology & Cybersecurity



QUALIFICATION HIGHLIGHTS
An accomplished executive with demonstrated leadership in the technology industry and financial services, Mr. Phillips brings valuable perspectives on these industries to the Board. Additionally, his extensive experience as a public company director, including as lead independent director of Compass, Inc., allows him to provide valuable insights on public company governance and risk management.

CAREER HIGHLIGHTS
Recognize, a technology growth equity firm
- Managing Partner and Co-Founder (2020 to present)

Infor, Inc., an enterprise software application provider
- Chairman and CEO (2010 to 2020)

Federal Reserve Bank of New York
- Director (2017 to 2020)

Oracle Corporation, a provider of products and services that address enterprise information technology needs
- President (2003 to 2010)

Morgan Stanley, a global financial services firm
- Managing Director (1996 to 2003)

OTHER PUBLIC BOARD MEMBERSHIPS
Current:
- Compass, Inc. (since 2020) (lead independent director, Chair of the nominating and corporate governance committee and member of the audit committee)

Previous:
- Paramount Global (2019 to 2024)
- Oscar Health (2021 to 2022)

OTHER PROFESSIONAL EXPERIENCE
Current Private and Nonprofit Board Memberships:
- Bloomberg LP
- Apollo Theater (Chairman)
- Council on Foreign Relations

EDUCATION
- Juris Doctor, New York Law School
- Master of Business Administration, Hampton University
- Bachelor of Science, United States Air Force Academy

Lynn A. Pike
Independent | Age 69




DIRECTOR SINCE
2020

COMMITTEES
- Compensation and Benefits (Chair)

SKILLS
 Audit Oversight

 Brand & Marketing

 Core Business Operations & Management

 Financial Services & Investment Experience

Government, Legal/ Regulatory

 Public Company Governance

 Risk Management & Oversight

QUALIFICATION HIGHLIGHTS
A seasoned banking executive with a career spanning more than 40 years, Ms. Pike brings extensive payments and financial industry expertise, as well as regulator-facing experience, to our Board. She also provides deep operational expertise and public company audit and risk committee experience, and her executive experience included responsibility for brand and marketing decisions and new brand launches. She has served as the Chair of the Board of American Express National Bank (AENB), our U.S. banking subsidiary, since 2019, including as co-Chair with Mr. Squeri from 2021 to 2022.

CAREER HIGHLIGHTS
Capital One Bank, the principal operating subsidiary of a diversified financial services holding company listed on the NYSE
- President (2007 to 2012)

Bank of America, a financial holding company
- President of Business Banking and President of California (2004 to 2007)

FleetBoston, a diversified financial services company acquired by Bank of America in 2004
- Managing Director of Consumer Banking (2002 to 2004)

OTHER PUBLIC BOARD MEMBERSHIPS
Previous:
- Hiscox Ltd. (2015 to 2025) (member of the audit committee and former Chair of the risk committee)

OTHER PROFESSIONAL EXPERIENCE
Current:
- American Express National Bank (since 2013) (Chair of the board of directors and member of the audit and the risk and compliance committees)

EDUCATION
- Graduate of the Executive School of Marketing, the Fuqua School of Business, Duke University

Randal K. Quarles
Independent | Age 68




DIRECTOR SINCE
2025

COMMITTEES
- Nominating, Governance and Public Responsibility
- Risk

SKILLS
 Audit Oversight

 Core Business Operations & Management

 Financial Services & Investment Experience

Global Business

Government, Legal/ Regulatory

 Risk Management & Oversight

QUALIFICATION HIGHLIGHTS
A seasoned investment executive, Mr. Quarles brings decades of financial services, public service and private equity experience to our Board. His tenure on the Board of Governors of the Federal Reserve System and at the U.S. Department of the Treasury allows him to provide a keen perspective on financial regulatory matters.

CAREER HIGHLIGHTS
The Cynosure Group, a diversified investment firm
- Executive Chairman and Co-Founder (2022 to present)
- Managing Partner (2013 to 2017)

Federal Reserve System
- Vice Chairman for Supervision of the Board of Governors (2017 to 2021)

Financial Stability Board, international body that monitors and coordinates measures to strengthen the global financial system
- Chair (2017 to 2021)

The Carlyle Group, a global investment firm based in Washington, D.C.
- Partner (2007 to 2013)

U.S. Department of the Treasury
- Under Secretary for Domestic Finance (2005 to 2006)
- Assistant Secretary for International Affairs (2002 to 2005)
- Policy Chair of the Committee on Foreign Investment in the United States (2002 to 2005)
- Deputy Assistant Secretary for Financial Institutions and Special Assistant to the Secretary of the Treasury for Banking Legislation (1991 to 1993)

International Monetary Fund
- U.S. Executive Director (2001 to 2002)

Davis Polk & Wardwell, an international law firm
- Partner (1993 to 2001)

Previous Public Board Memberships:
- Xenith Bankshares Inc. (2010 to 2012)
- NTR Acquisition Co. (2006 to 2009)

OTHER PROFESSIONAL EXPERIENCE
Current Private and Nonprofit Board Memberships:
- Patomak Global Partners, LLC, a financial services consulting firm (member of the supervisory board)
- Intermountain Health, a not-for-profit healthcare system in the Mountain West
- GSS UK Services Limited, a UK company providing compliance technology for financial firms
- The Center for Financial Stability, an independent, nonprofit think tank focused on financial markets (Chair of the advisory board)

EDUCATION
- Juris Doctor, Yale University
- Bachelor of Arts, Columbia University

Stephen J. Squeri

CHAIRMAN AND CEO since 2018 | Age 67





DIRECTOR SINCE 2018

SKILLS



- Audit Oversight
- Brand & Marketing
- Core Business Operations & Management
- Financial Services & Investment Experience
- Global Business
- Public Company CEO Experience
- Public Company Governance
- Risk Management & Oversight
- Technology & Cybersecurity













QUALIFICATION HIGHLIGHTS

A skilled and effective leader, as Chairman and CEO of American Express, Mr. Squeri has a unique perspective and has consistently demonstrated leadership qualities and management capabilities to navigate the evolving landscape of the financial services industry and position the Company for continued growth and innovation. His extensive executive leadership experience and strong understanding of running a large, complex business are invaluable to the Board, as they contribute to thoughtful decision-making, effective governance and strategic guidance that strengthen the Company's competitive position and long-term success.

CAREER HIGHLIGHTS

American Express Company

- Chairman and CEO (2018 to present)

Mr. Squeri has held many positions during his over 40-year tenure at American Express, including:

- Vice Chairman
- Group President of Global Corporate Services
- Group President of Global Services
- Executive Vice President and Chief Information Officer

American Express National Bank

- CEO (2025 to present)

OTHER PROFESSIONAL EXPERIENCE

Current Private and Nonprofit Board Memberships:

- Business Roundtable
- American Society of Corporate Executives
- Partnership for New York City
- New York Jobs CEO Council
- Manhattan University (Chairman of the board of trustees)
- Monsignor McClancy Memorial High School (member of the board of governors)
- The Valerie Fund (member of the board of trustees)
- Memorial Sloan Kettering Cancer Center (member of the board of overseers)
- Paley Center for Media (member of the board of trustees)

EDUCATION

- Master of Business Administration, Manhattan University
- Bachelor of Science, Manhattan University

Noel Wallace

Independent | Age 61





DIRECTOR SINCE 2025

COMMITTEES

- Audit and Compliance
- Compensation and Benefits

SKILLS



- Audit Oversight
- Brand & Marketing
- Core Business Operations & Management
- Financial Services & Investment Experience
- Global Business
- Public Company CEO Experience
- Public Company Governance
- Risk Management & Oversight
- Technology & Cybersecurity











QUALIFICATION HIGHLIGHTS

An accomplished consumer-facing public company CEO with a career spanning nearly 40 years in brand marketing, brand strategy and innovation, Mr. Wallace brings extensive operational leadership experience, in-depth knowledge of the global consumer goods industry and global branding and marketing expertise to our Board. His role in overseeing business finance and financial statements as the CEO of the Colgate-Palmolive Company, along with his leadership of transformation in the digital, data and analytics space to enhance personalized messaging allow him to provide valuable perspectives on technology and make him an asset to our Board.

CAREER HIGHLIGHTS

Colgate-Palmolive Company, a worldwide consumer products company listed on the NYSE

- Chairman of the board of directors (2020 to present)
- President and CEO (2019 to present)
- Began his career in 1987 and progressed through senior management roles around the world, including:
  - President and Chief Operating Officer, responsible for all of the operating units worldwide (2018 to 2019)
  - Chief Operating Officer, Global Innovation & Growth and Hill's Pet Nutrition (2016 to 2018)
  - President, Colgate Latin America (2013 to 2016)
  - President, Colgate North America and Global Sustainability (2010 to 2013)

OTHER PUBLIC BOARD MEMBERSHIPS

Current:

- Colgate-Palmolive Company (member of the board of directors since 2019 and Chairman of the board of directors since 2020)

Previous:

- Kellanova, formerly known as the Kellogg Company (2015 to 2018)

OTHER PROFESSIONAL EXPERIENCE

Current Private and Nonprofit Board Memberships:

- New York Presbyterian Hospital (a member of the board of trustees)
- The Consumer Goods Forum

EDUCATION

- Bachelor of Business Administration, Texas A&M University

Lisa W. Wardell

Independent | Age 56





DIRECTOR SINCE 2021

COMMITTEES

- Audit and Compliance
- Risk

SKILLS



- Audit Oversight
- Core Business Operations & Management
- Financial Services & Investment Experience
- Global Business
- Public Company CEO Experience
- Public Company Governance
- Risk Management & Oversight









QUALIFICATION HIGHLIGHTS

A seasoned business executive with more than 25 years of experience managing business strategy, operations, finance and mergers and acquisitions while driving shareholder value, stakeholder engagement and company mission, Ms. Wardell brings extensive senior leadership and global management experience to our Board.

CAREER HIGHLIGHTS

Covista Inc., a leading healthcare educator listed on the NYSE, formerly known as Adtalem Global Education, Inc.

- Executive Chairman (2021 to 2022)
- Chairman and CEO (2016 to 2021)

The RLJ Companies, a business network that provides strategic investments in a diverse portfolio of companies

- Executive Vice President and Chief Operating Officer (2004 to 2016)

OTHER PUBLIC BOARD MEMBERSHIPS

Current:

- Covista Inc. (since 2008)

Previous:

- G-III Apparel Group, Ltd. (2022 to 2023)
- Lowe's Companies, Inc. (2018 to 2021)

OTHER PROFESSIONAL EXPERIENCE

Current Private and Nonprofit Board Memberships:

- Univar Solutions
- The Business Council
- Economic Club of Chicago
- PEN/Faulkner Foundation

Previous Nonprofit Board Memberships:

- The Executive Leadership Council

EDUCATION

- Juris Doctor, Stanford University
- Master of Business Administration, University of Pennsylvania
- Bachelor of Arts, Vassar College

Christopher D. Young

Independent | Age 54





DIRECTOR SINCE 2018

COMMITTEES

- Nominating, Governance and Public Responsibility (Chair)
- Risk

SKILLS



- Audit Oversight
- Brand & Marketing
- Core Business Operations & Management
- Global Business
- Public Company CEO Experience
- Public Company Governance
- Risk Management & Oversight
- Technology & Cybersecurity









QUALIFICATION HIGHLIGHTS

An accomplished enterprise technology executive with nearly three decades of executive leadership across the technology industry, Mr. Young brings deep cybersecurity expertise and experience in national security and emergency preparedness to the Board. During his tenure at Microsoft, Mr. Young helped shape Microsoft's investment agenda in artificial intelligence and other emerging technologies, while also forging strategic transformative alliances.

CAREER HIGHLIGHTS

Vertex, Inc., a leading provider of enterprise compliance technology for global commerce listed on the Nasdaq

- President and Chief Executive Officer (November 2025 to present)

Microsoft Corp., a technology company that creates AI-powered platforms and tools

- Executive Vice President—Business Development, Strategy and Ventures (2020 to 2025)

McAfee, LLC, one of the world's leading independent cybersecurity companies

- CEO (2017 to 2020)

OTHER PROFESSIONAL EXPERIENCE

Earlier in his career, held roles at:

- Cisco
- RSA (a division of Dell EMC)
- AOL LLC
- VMware
- Cyveillance (co-founder)

OTHER PUBLIC BOARD MEMBERSHIPS

Current:

- Vertex, Inc. (since November 2025)

Previous:

- Qualcomm Incorporated (May 2025 to March 17, 2026)
- Snap, Inc. (2016 to 2020) (member of the audit committee)
- Rapid7, Inc. (2011 to 2016)

Previous Private and Nonprofit Board Memberships:

- Cybersecurity & Infrastructure Security Agency Cybersecurity Advisory Committee
- The President's National Security Telecommunications Advisory Committee
- Cyber Threat Alliance
- Princeton University (a member of the board of trustees)

EDUCATION

- Master of Business Administration, Harvard University
- Bachelor of Arts, Princeton University

Ideal Director Nominee Attributes

The Nominating, Governance and Public Responsibility Committee assesses potential candidates based on their history of achievement, the breadth of their business experiences, whether they bring specific skills or expertise in areas that the Nominating, Governance and Public Responsibility Committee has identified as desired and whether they possess personal attributes and experiences that will contribute to the sound functioning of our Board. When reviewing potential director nominees, the Nominating, Governance and Public Responsibility Committee seeks to achieve a mix of directors with a variety of skills, backgrounds, experience and viewpoints and does not discriminate on any basis. Specifically, we seek individuals who:

- have established records of significant accomplishment in leading global businesses and large, complex organizations.

- have achieved prominence in their fields and possess skills or significant experience in areas of importance to our business strategy and expected future business needs.

- possess integrity, independence, energy, forthrightness, strong analytical skills and the commitment to devote the necessary time and attention to the Company's affairs.

- demonstrate they can constructively challenge and stimulate Management and exercise sound judgment.

- demonstrate a willingness to work as part of a team in an atmosphere of trust and candor and a commitment to represent the interests of all shareholders rather than those of a specific constituency.

- will contribute to the skills, experience and backgrounds on our Board.

Process for Identifying and Adding New Directors

The Nominating, Governance and Public Responsibility Committee identifies and adds new directors using the following process:

1. Collect Candidate Pool

- Independent search firms	- Independent director recommendations	- Shareholder recommendations



2. Holistic Candidate Review

- Potential candidates are comprehensively reviewed and the subject of rigorous discussion during Nominating, Governance and Public Responsibility Committee meetings and Board meetings. - The candidates that emerge from this process are interviewed by members of the Nominating, Governance and Public Responsibility Committee and other Board members, including the Chairman and Lead Independent Director.	- Directors assess candidates on the basis of their skills and experience, their personal attributes and their expected contribution to the skills, experiences and backgrounds on our Board. - Extensive due diligence is conducted by third parties, including soliciting feedback from other directors and applicable persons outside the Company.



3. Recommendation to the Board

The Nominating, Governance and Public Responsibility Committee presents qualified candidates to the Board for review and approval.

The Nominating, Governance and Public Responsibility Committee uses a professional search firm to help identify, evaluate and conduct due diligence on potential director candidates. A professional search firm supports the Nominating, Governance and Public Responsibility Committee in conducting a broad search of potential candidates. The Nominating, Governance and Public Responsibility Committee also maintains an ongoing list of potential candidates and considers recommendations made by the Board's independent directors.

In addition, the Nominating, Governance and Public Responsibility Committee considers shareholder recommendations for director candidates and applies the same standards in considering candidates submitted by shareholders as it does in evaluating other candidates. Shareholders can recommend candidates by writing to the Nominating, Governance and Public Responsibility Committee in care of the Company's Corporate Secretary and Chief Governance Officer, whose contact information is on page 35. Shareholders who wish to submit nominees for election at an annual or special meeting of shareholders should follow the procedure described on page 100.

Director Onboarding

The Company maintains a comprehensive director onboarding program that is individually tailored to take into account a director's prior experience and background. Our onboarding process is regularly updated and focuses on facilitating integration on the Board, introducing new directors to our business and meeting one-on-one with various members of our senior Management.

Our Board Evaluation Process

Our Board continually seeks to improve its performance. Our Chairman, Chief Legal Officer and Corporate Secretary and Chief Governance Officer each routinely communicates with our Board members to obtain real-time feedback. Separately, our Lead Independent Director has regular one-on-one discussions with our Board members and conveys their feedback on an ongoing basis to our Chairman.

Our Nominating, Governance and Public Responsibility Committee oversees the formal annual evaluation process of the effectiveness of our Board and its standing committees. Conducting a robust annual evaluation process allows the Board to assess its performance and practices and identify areas for improvement. As part of the evaluation process, our Board analyzes and assesses the performance of both the Chairman and the Lead Independent Director, as well as the culture of the Board. In addition, our Board periodically engages an independent third-party evaluation firm as a best practice.

We believe that this continuous feedback cycle, along with the formal annual evaluation process, contributes to the overall functioning and ongoing effectiveness of our Board.

Below is a summary of our Board evaluation process:

1.   Annual Board and Committee Evaluations

The process, including the evaluation method, is reviewed annually by the Nominating, Governance and Public Responsibility Committee.

Written evaluations are used for the Board and each standing committee and are updated and tailored each year to address the significant processes that drive Board effectiveness. Each director completes a written evaluation on an unattributed basis for the Board and for each committee on which they serve. The evaluations include open-ended questions and space for candid commentary.

Our annual Board evaluations cover several areas, including the following:

- Board efficiency and overall effectiveness.
- Board and committee structure.
- Board and committee composition.
- Satisfaction with the performance of the Chairman.
- Satisfaction with the performance of the Lead Independent Director.
- Board member access to the Lead Independent Director, CEO and other members of senior Management.
- Quality of Board discussions and balance between presentations and discussion.
- Quality and clarity of materials presented to directors.
- Board and committee information needs.
- Satisfaction with Board agendas and the frequency and format of meetings and time allocations.

- Areas where directors want to increase their focus.
- Board dynamics and culture.
- Board and committee access to experts and advisors.
- Satisfaction with the format of the evaluation.
- Satisfaction with the flow of information from Management.
- Satisfaction with the reports on committee activities to ensure committees are properly fulfilling their responsibilities.
- Providing the necessary information, training, resources and tools needed to ensure effective oversight.
- Identifying topics and areas that should receive more attention or focus.

2.   Summary of the Evaluations and Board and Committee Review

The Chair of the Nominating, Governance and Public Responsibility Committee leads a discussion of the Board and committee evaluation results at the Board level. Separately, each committee Chair leads a discussion of the applicable committee evaluation at each committee meeting and reports on their discussions to the full Board.

Directors also deliver feedback to the Lead Independent Director and Chairman of the Board and suggest changes and areas for improvement.

3.   Actions Taken in Response to the Evaluation Process Over the Years Include:

- Streamlined Board committee structure and meeting cadence.
- Scheduled offsite Board meetings in conjunction with Company site visits.
- Director onboarding program is regularly modified and enhanced.
- Board members added with expertise in areas critical to the Company's business strategy and operations.
- Added topics to Board agendas as suggested by directors.
- Management with varying degrees of seniority presents to the Board and its committees.

- Information and materials regularly provided to directors continue to evolve to alleviate "information overload" and to enable directors to focus on the key data and relevant issues.
- Format of Board meetings has been updated to enable more time for director discussion with and without the Chairman or other members of Management present.
- Frequency of informal conversations between directors and key executives has increased to promote accessibility to Management and strengthen relationships between the Board and key executives who are CEO successor candidates.

- Increased time for director-only gatherings.
- Director education and presentations on emerging risk areas, compliance, corporate governance, industry disruptors and competitors from outside advisors and experts, including outside counsel, external auditors and independent compensation consultants, as well as regulators and investors.

Our Board Leadership Structure



John J. Brennan
Lead Independent Director
since 2021



Stephen J. Squeri
Chairman and CEO
since 2018

Our Board is led by Mr. Brennan, our Lead Independent Director, and Mr. Squeri, our Chairman and CEO. We believe that strong independent leadership is essential for our Board to effectively perform its primary oversight functions and constructively challenge Management. We also believe it is critically important for our Board to retain flexibility to determine its leadership structure based on the particular composition of the Board, the individuals serving in leadership positions, the needs and opportunities of the Company as they change over time and considerations such as continuity of leadership, sound succession planning and the additional factors described below.

The Board believes that a combined Chairman and CEO role allows the Company to effectively convey its business strategy and core values to shareholders, customers, colleagues, regulators and the public in a single, consistent voice. The Board also recognizes the necessity of having a strong Lead Independent Director with a clearly defined role and set of responsibilities (as detailed below) where there is a combined Chairman and CEO or where the Chairman is not independent. Their leadership is supplemented by engaged and expert committee Chairs along with independent-minded, skilled and committed directors.

Our Board and Nominating, Governance and Public Responsibility Committee completed their annual review of the Board's leadership structure in March 2026, and the independent directors re-elected Mr. Brennan as Lead Independent Director, a position he has held since September 2021. The annual Board leadership review considered how Mr. Brennan's past experience enables him to perform the duties set forth below as Lead Independent Director as well as the insightful, effective and sound leadership provided by Mr. Brennan. The annual Board leadership review also considered the tangible benefits to the Company of having a Chairman and CEO with an operational focus and extensive Company experience given the global and complex nature of our business. In addition, the review considered how the Company's robust corporate governance practices combined with the Board's current leadership structure help to ensure both clear, strategic alignment throughout the Company and independent oversight of Management. Taking all of these factors into account, our Board continues to believe that our current structure, led by Messrs. Brennan and Squeri, allows the Board to focus on key strategic, policy and operational issues, provides critical and effective leadership (both internally and externally) and creates an environment in which the Board can work effectively and appropriately challenge Management, all of which we believe will benefit the long-term interests of our shareholders.

Strong Lead Independent Director with Defined Role and Responsibilities

The Board recognizes that, where the positions of Chairman and CEO are combined or where the Chairman is not independent, a strong Lead Independent Director with a clearly defined role and set of responsibilities is paramount for constructive and effective leadership. Our Lead Independent Director facilitates Board discussions on key issues and concerns outside of Board meetings, including risk oversight and management, financial performance and strategic initiatives. Additionally, our Lead Independent Director seeks to ensure that the independent directors effectively challenge Management, including with respect to overseeing risk, maintaining an effective internal controls framework and effectively implementing the Company's strategy consistent with its risk appetite.

Mr. Brennan, the Board's Lead Independent Director, has been a member of the Board since 2017. During his tenure as a Board member, Mr. Brennan has established strong and effective working relationships with his fellow directors and garnered their trust and respect. Furthermore, he has demonstrated strong leadership skills, independent thinking and a deep understanding of our business. Mr. Brennan chairs the Audit and Compliance Committee and is a member of the Compensation and Benefits Committee. He was the Chair of the Risk Committee until his election as Lead Independent Director in September 2021 and regularly attends Risk Committee and Nominating, Governance and Public Responsibility Committee meetings as an observer.

The position of Lead Independent Director at American Express comes with a clear mandate and significant authority and responsibilities that are detailed below and can be found in our Board-approved Corporate Governance Principles. Mr. Brennan fulfills these responsibilities in his role as Lead Independent Director.

 **Lead Independent Director Key Responsibilities**

- Preside at all meetings of the Board at which the Chairman is not present, including the executive sessions of the independent directors, and apprise the Chairman of the issues considered and decisions reached at those sessions.

- Call additional meetings of the independent directors as needed.

- Lead the Board in putting forth its expectations for "tone at the top."

- Meet regularly with the Chairman and serve as a liaison between the Chairman and the independent directors.

- Facilitate effective and candid communication to optimize Board performance.

- Coordinate with the Chair of the Nominating, Governance and Public Responsibility Committee (as needed) to recruit and interview qualified candidates for the Board.

- Lead the annual evaluation of the Chairman and CEO and, together with the Chair of the Nominating, Governance and Public Responsibility Committee, the evaluation of the performance and effectiveness of the Board.

- Advise the Chairman of the Board's informational needs, participate in the setting of Board meeting agendas, including requesting the inclusion of additional agenda items at his or her discretion, and review and approve the types of information sent to the Board.

- Review and approve the schedule of Board meetings to ensure that the appropriate items are being discussed and that there is sufficient time for discussion of all agenda items.

- Monitor and coordinate with the Chairman on appropriate governance issues and developments.

- Be available as appropriate for consultation and direct communication with major shareholders.

- Advise and meet with the Chairs of each committee of the Board as needed to assist with the fulfillment of each such committee Chair's responsibilities to the Board.

- Consult with the Chair of the Nominating, Governance and Public Responsibility Committee and the Board on succession planning and appointments for each committee of the Board.

Our Lead Independent Director may identify risk-related issues for the Board to consider and discuss, in consultation with the Chairman, as appropriate. In addition, all Board members are encouraged to propose the inclusion of additional Board agenda items that they deem necessary or appropriate in carrying out their duties. All Board members have direct access to the Chairman and to the Lead Independent Director.

Our Board's Primary Role and Responsibilities, Structure and Processes

Our Board bears the responsibility for the oversight of Management on behalf of our shareholders in order to ensure long-term value creation. The Board, as a whole, is responsible for risk oversight at the Company and fulfills this responsibility through its committees and its oversight of Management. This approach allows the Board to draw upon the experience and judgment of all directors in understanding and overseeing the Company's risks. In that regard, the primary responsibilities of our Board include, but are not limited to:

- oversight of the Company's annual business plan and development of the Company's strategy, including strategic objectives for the Company's businesses,

- ongoing succession planning and talent management, including the review of the results of the Company's Annual Colleague Experience Survey, and

- oversight of risk management, including overseeing the development of the Company's risk appetite.

How Our Board Oversees Our Annual Business Plan and Corporate Strategy

Our Board is responsible for overseeing the development of the Company's strategy, which articulates the Company's strategic objectives for its businesses; helps establish and maintain an effective risk management structure and control function; and provides direction to senior Management to determine which business opportunities to pursue. At the beginning of each year, our senior Management presents our consolidated annual business plan to the Board, and the Board discusses the Company's results relative to the plan periodically throughout the year. The Board holds senior Management accountable for effectively implementing the Company's strategy consistent with its risk appetite, while maintaining an effective risk management framework and system of internal controls. Each year, the Board holds a strategy meeting to conduct a deep dive into the Company's strategic goals, timeline to achieve these goals and execution plans.



IN-DEPTH REVIEW BY GLOBAL BUSINESS GROUPS

DISCUSSION OF COMPANY RESULTS RELATIVE TO THE ANNUAL BUSINESS PLAN

CONSOLIDATION OF ANNUAL BUSINESS PLAN

COMPREHENSIVE REVIEW OF COMPANY'S STRATEGIC GOALS

How Our Board Engages in Ongoing CEO and Key Executive Succession Planning

Our Board ensures that we have the right Management talent to pursue our strategies successfully.

Our Board calendar includes at least one meeting each year at which the Board conducts a detailed talent review, which includes a review of the Company's talent strategies, leadership pipeline and succession plans for key executive positions.

The entire Board is involved in the critical aspects of the CEO succession planning process, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates and making key Management succession decisions. Succession and development plans are regularly discussed with the CEO as well as without the CEO present in executive sessions of the Board. The Board makes sure that it has adequate opportunities to meet with and assess development plans for potential CEO and senior Management successors to address identified gaps in skills and attributes. This occurs through various means, including Management attendance at Board meetings, informal one-on-one meetings and Board dinners, Management presentations to the Board and committees and the comprehensive annual talent review by the Board. We believe informal sessions between the Board and senior Management enable members of the Board to build stronger working relationships with potential CEO successor candidates, provide access and opportunities to relay feedback to Management and strengthen their working knowledge of our business, strategy and culture. In addition, the Board has developed and approved an emergency CEO succession plan. The Board also oversees Management's succession planning for other key executive positions.

We believe that maintaining our strong culture, adhering to our Blue Box Values and ensuring that our people feel respected, valued, recognized and backed help us attract, develop and engage the right talent for American Express' success. Therefore, as part of the Board's oversight of key executive succession planning, the Board reviews several colleague development, compensation and wellness programs each year, in addition to the detailed results of the Company's Annual Colleague Experience Survey. Our Annual Colleague Experience Survey provides the Board with insight on the overall sentiment of colleagues across several aspects of their experience, including leadership, engagement, work life, risk and controls, career development and well-being by soliciting feedback about their work environment and culture at the Company.

How Our Board Oversees Risk Management

Board of Directors

Our Board and its committees provide oversight of risk management and monitor our risk culture and "tone at the top." Our CEO and other members of senior Management regularly report to the Board and its committees to discuss short-term, intermediate-term and long-term risks, including across our six principal risk categories:

- strategic risk
- reputational risk
- liquidity risk
- market risk
- credit risk
- operational and compliance risk

These reports support oversight of risk management and the ongoing evaluation of management controls by the Board and its committees. Each committee consists entirely of independent directors and provides regular reports to the Board regarding matters reviewed at such committee meetings. The committees meet regularly in executive sessions with our CFO, Chief Legal Officer, Chief Risk Officer, Chief Compliance Officer, Chief Audit Executive, Head of Credit Review and other members of senior Management regarding our risk management processes, risk profile and performance, controls, talent and capabilities. The Board believes that these meetings help promote an effective, ongoing risk dialogue between the Board and Management. Additionally, the Board and Management may engage with outside advisors and experts to provide insights regarding proper oversight over the risk management process and for external perspectives on trends and risks facing the Company.

Mr. Brennan, the Lead Independent Director, has deep experience in identifying, assessing and managing the risk exposures of a large, complex financial firm in a highly regulated sector as a result of his prior experience as Chairman, CEO and CFO of Vanguard, one of the largest investment companies in the world focused on consumer-oriented products and services. Mr. Brennan brings his extensive experience to bear in relation to the Board's role in risk oversight. Mr. Brennan chairs the Audit and Compliance Committee and is a member of the Compensation and Benefits Committee. He was the Chair of the Risk Committee until his election as Lead Independent Director in September 2021 and regularly attends Risk Committee and Nominating, Governance and Public Responsibility Committee meetings as an observer.

Additionally, to assist in risk management oversight, the Company is required under the Federal Reserve System's (Federal Reserve) "Enhanced Prudential Standards" to have a stand-alone Risk Committee, which must include at least one member with "experience in identifying, assessing and managing risk exposures of large, complex financial firms." The Risk Committee is chaired by Ms. Parkhill, who brings a wealth of risk management experience as a public company CFO for the past 14 years in a number of industries, including technology, banking and healthcare. She currently serves as the Executive Vice President and CFO of HP Inc., where she is responsible for leading all aspects of the company's financial operations, including critical control functions. Additional members of the Risk Committee have extensive experience overseeing technology, cyber, legal, compliance, liquidity, credit, reputational and other risks faced by the Company.

We believe that our current Board leadership structure and risk management committee structure facilitates effective oversight and management over key risk areas. The following graphic illustrates our risk management committee governance structure, as further detailed below.


AXP Board of Directors
Compensation and Benefits Committee
Audit and Compliance Committee
Risk Committee
Nominating, Governance, and Public Responsibility Committee
Risk Performance and Incentive Review Committee
Enterprise Risk Management Committee
Business Unit Risk Committees
Organizational Risk Committees
Horizontal Risk Committees

 **Risk Committee**

- Provides oversight of our risk management processes and methodologies and approves our Risk Governance Framework, which:
  - Describes the key components of risk management, including governance, oversight, roles and responsibilities across the three lines of defense, the risk taxonomy and the Risk Appetite Framework.
  - Includes the Risk Appetite Framework, which defines the nature and level of risk the Company is willing to take within its capacity and is approved by the Risk Committee at least annually. It provides the structure of limits, thresholds, and escalation processes that align risk-taking with strategic objectives.
- Reviews and concurs with the appointment, replacement, performance and compensation of our Chief Risk Officer.
- Receives regular updates from the Chief Risk Officer on key risks and exposures.

- Receives regular reports on cybersecurity and related emerging technology risks, including risks related to the use of AI and GenAI.
- Reviews our risk profile against the tolerances specified in the Risk Appetite Framework, including significant risk exposures, risk trends in our portfolios and major risk concentrations and the steps taken by Management to monitor, control and report such exposures, trends and concentrations.
- Provides oversight of Management's compliance with regulatory capital and liquidity standards and our Internal Capital Adequacy Assessment process, including the Comprehensive Capital Analysis and Review submissions.
- Monitors the quality and effectiveness of the Company's technology security, data privacy and disaster recovery capabilities.

 **Compensation and Benefits Committee**

- Works with the Chief Colleague Experience Officer and the Chief Risk Officer to ensure our overall compensation programs, as well as those covering our business units and risk-taking employees, appropriately balance risk with business incentives and that business performance is achieved without taking imprudent or excessive risk.
  - Our Chief Risk Officer is actively involved in setting risk goals, including for our business units.
  - Our Chief Risk Officer also reviews the current and forward-looking risk profiles of each business unit and provides input into the overall performance on risk.

- Our Chief Risk Officer meets with the Compensation and Benefits Committee and attests as to whether performance goals and results have been achieved without taking imprudent risks.
- Uses a risk-balanced incentive compensation framework to decide on our bonus pools and the compensation of senior executives.
- Approves the charter of, and receives reports from, Management's Risk Performance & Incentive Review Committee, which reviews whether certain risk outcomes warrant downward adjustment to incentive compensation.



Audit and Compliance Committee

- Assists the Board in its oversight responsibilities relating to the integrity of our annual and quarterly consolidated financial statements and financial and regulatory reporting processes, internal and external auditing, including the qualifications and independence of the Company's independent registered public accounting firm and the performance of our internal audit services and credit review functions, and the integrity of our systems of internal control over financial reporting and legal and regulatory compliance.

- Provides oversight of our Internal Audit Group and Credit Review Group.

- Periodically reviews and discusses with Management and the Company's independent registered public accounting firm the Company's accounting policies, critical accounting estimates and critical auditing matters.

- Periodically reviews with Management the Company's disclosure controls and procedures and Management's conclusions about the efficacy of such disclosure controls and procedures.

- Reviews and concurs in the appointment, replacement, performance and compensation of our Chief Audit Executive and approves our Internal Audit Group's annual audit plan, charter, policies, budgets and overall risk assessment methodology.

- Receives regular updates on the status of the audit plan and results including significant reports issued by our Internal Audit Group and the status of our corrective actions.

- Reviews and concurs in the appointment, replacement, performance and compensation of the Head of Credit Review and approves our Credit Review Group's annual plan, charter, policies and budgets.

- Receives periodic reporting on activities of the Credit Review Group, including the status of Management's corrective actions related to the Credit Review Group's remit.

- Receives regular updates from the Chief Compliance Officer and reviews and approves our compliance policies, which include our Compliance Risk Tolerance Statement.

- Reviews the effectiveness of our Company-wide Compliance Risk Management Program.

- Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm.

- Establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

- Receives and discusses whistleblower claims, fraud situations and reports from Management regarding significant ethics violations under the Company's Code of Conduct and other corporate governance policies.



Nominating, Governance and Public Responsibility Committee

- Assists the Board in providing oversight of corporate governance matters consistent with the long-term best interests of the Company and its shareholders, including as to opportunities and risks related to corporate governance structure and practices, matters pertaining to CEO and key senior Management succession and the Company's Related Person Transaction Policy.

- Reviews the Company's practices and positions relating to public policy and governance issues that may impact the Company's reputation and key stakeholders, and the manner in which the Company conducts its government relations and political contributions activities.

Cybersecurity Oversight and Risk Management

We maintain an information security and cybersecurity program and a cybersecurity governance framework that are designed to protect our information systems against operational risks related to cybersecurity. Information security and cybersecurity risk is an operational risk under our enterprise risk taxonomy, which is measured and managed as part of our operational risk management framework. Operational risk is incorporated into our Risk Governance Framework, which we use to identify, assess, control, measure & monitor and report & escalate risks. Our Board receives an update on cybersecurity at least once a year from our Chief Information Security Officer (CISO) or the CISO's designee. Our Risk Committee receives reports on cybersecurity at least twice a year, including in at least one joint meeting with the Audit and Compliance Committee, and our Board and these committees all receive ad hoc updates as needed. In addition, the Risk Committee annually approves the Company's Technology Risk and Information Security (TRIS) program described below.

Our TRIS program, which is our enterprise information security and cybersecurity program incorporated in our Risk Governance Framework and led by our CISO, is designed to (i) ensure the security, confidentiality, integrity and availability of our information and information systems; (ii) protect against any anticipated threats or hazards to the security, confidentiality, integrity or availability of such information and information systems; and (iii) protect against unauthorized access to or use of such information or information systems that could result in substantial harm or inconvenience to us, our colleagues or our customers. Our CISO, who reports to the Chief Information Officer, leads the strategy, engineering and operations of cybersecurity across the Company and is responsible for providing annual updates to our Board, the Enterprise Risk Management Committee (ERMC) and the Technology, Data and Resiliency Risk Committee on our TRIS program, as well as ad hoc updates on information security and cybersecurity matters. The TRIS program aligns with the standards developed by the Cyber Risk Institute Profile for the financial sector and global regulatory requirements, is built upon a foundation of advanced security technology, employs a highly trained team of experts and is designed to operate in alignment with global regulatory requirements. The program deploys multiple layers of controls, including embedding security into our technology investments, which are designed to identify, protect, detect, respond to and recover from information security and cybersecurity incidents. Those controls are measured and monitored by a combination of subject matter experts, and a security operations center with integrated cyber detection, response and recovery capabilities. Cybersecurity risks related to third parties are managed as part of our Third-Party Management Policy, which sets forth the procurement, risk management and contracting framework for managing third-party relationships commensurate with their risk and complexity.

 **Technology Risk and Information Security Program Highlights**

- We have a Cyber Crisis Response Plan in place that provides a documented framework for handling critical security incidents and facilitates coordination across the Company.

- We are active participants in industry and government forums and collaborate with our peers in the areas of threat intelligence, vulnerability management and incident response and drills.

- We engage third parties to provide specialized services and capabilities, including vulnerability insights, operation of security controls and threat intelligence.

- We routinely perform simulations and drills at both a technical and management level.

- We incorporate reviews and assessments by our independent Technical Risk Management Team (part of our second line of defense), our Internal Audit Group (our third line of defense) and external experts.

- Colleagues receive annual cybersecurity awareness training.

We continuously assess the risks and changes in the cyber environment and adjust our program and investments as appropriate. For more information on our cybersecurity risk management, strategy and governance, see "Item 1C. Cybersecurity" in our 2025 Annual Report on Form 10-K (Annual Report).

Board Oversight of AI

We continue to explore ways to deploy new and developing technologies, such as AI and GenAI tools, to enhance our payments platform and customer and colleague experience. The Risk Committee of our Board is primarily responsible for oversight of risks and opportunities related to our use of AI and GenAI, including our use of AI or GenAI tools in accordance with our Risk Governance Framework. The Risk Committee is focused on overseeing and monitoring our AI governance structure, including appropriate guardrails, training and consideration of risks and benefits. To manage risks posed by AI, we have adopted an Artificial Intelligence Risk Management Policy which addresses the use of all AI systems and applies to all colleagues, products and lines of business. This policy follows the "three lines of defense" approach to risk management, in alignment with our Risk Governance Framework, and outlines a process for risk escalations at the enterprise level to ensure timely escalations are provided to Management or the Board. Additionally, the Artificial Intelligence Risk Management Policy governs risk management of third-party use of AI. Our Board receives regular updates on the Company's use of AI and GenAI in strategic business presentations with Management and through risk reporting.

Management Oversight of Risk

While our Board is responsible for risk oversight, Management is responsible for assessing and managing the Company's risks, as well as providing appropriate risk reporting and information to the Board. We use our comprehensive Risk Governance Framework to identify, assess, control, measure & monitor and report & escalate risks. The Risk Governance Framework also defines our risk appetite, governance, controls, culture and capabilities. The implementation and execution of the Risk Governance Framework is headed by our CEO and Chief Risk Officer.

We have several internal Management-level risk committees that implement our Risk Governance Framework and facilitate the execution of Management's risk management responsibilities, including the ERMC, co-chaired by our CEO and Chief Risk Officer.

The ERMC is the highest-level Management committee to oversee all firm-wide risks and is responsible for risk governance, risk oversight and risk appetite. It maintains the enterprise-wide Risk Appetite Framework and monitors risk-taking activities against our Risk Appetite Framework as well as compliance with limits and escalations defined therein. The ERMC oversees implementation of the Risk Governance Framework and certain risk management policies. The ERMC reviews key risk exposures, trends and concentrations, as well as significant compliance matters, and provides guidance on the steps to monitor, control and report major risks. The ERMC has a direct escalation path to the Risk Committee and the Risk Committee reviews and approves the charter of the ERMC annually.

There are three types of risk management committees that report to the ERMC: (i) business unit risk committees, which receive reporting and make decisions on risks applicable for a given revenue-generating business unit, and are co-chaired by the business unit head and the business unit chief risk officer; (ii) organizational risk committees, which receive reporting and make decisions associated with a given first line function and are co-chaired by the first line unit lead and the second line risk type lead; and (iii) horizontal risk committees, which receive reporting and make decisions associated with one or more risk types and are chaired or co-chaired by the second line risk type lead(s). The ERMC delegates authority to these underlying risk management committees through review and approval of their charters on an annual basis.

As part of our Risk Governance Framework, we have implemented the "three lines of defense" approach to risk management.

The first line of defense is the primary owner of risk-taking and risk management. The first line includes colleagues who are responsible for generating revenue, providing operational support in the delivery of products and services to our customers or providing technology services for the execution of business activities. All members of the first line are responsible for appropriately assessing and managing all risks associated with their business activities, consistent with our established risk appetite.

The second line of defense supports our Board in defining the framework by which risk should be managed across the enterprise. It then implements the framework by enacting policies, standards and procedures and creating governance structures. Additionally, the second line provides independent review, challenge, monitoring and oversight of first line activities to enforce adherence to the risk framework and determine the action required if first line activities do not align with the framework.

Our Internal Audit Group and Credit Review Group constitute the third line of defense and provide independent assurance by assessing the quality and effectiveness of our processes and systems of internal control, risk management, and risk governance, compliance with applicable regulations and the reliability and integrity of our financial and operational information.

Our Board Committees

Our 2025 Board standing committee membership information is listed on the following pages. Each current member of our standing committees and each member in 2025 was independent and fulfilled the requirements applicable to each committee on which he or she served.

Board Committee Responsibilities

 **Audit and Compliance Committee**   **9** Meetings in 2025



John J. Brennan, Chair

Other 2025 Members

- **Michael J. Angelakis**
  (joined March 3, 2025)
- **Thomas J. Baltimore**
  (until March 3, 2025 and rejoined July 23, 2025)
- **Walter J. Clayton III**
  (until March 3, 2025)
- **Karen L. Parkhill**
- **Charles E. Phillips**
  (joined March 3, 2025)
- **Noel Wallace**
  (joined July 23, 2025)
- **Lisa W. Wardell**

Qualifications

- **Independence and Financial Literacy:**
  Each member of the Audit and Compliance Committee is independent and financially literate.
- **Audit Committee Financial Experts:**
  Messrs. Angelakis and Brennan and Mses. Parkhill and Wardell each meet the requirements as defined by SEC rules.

Role and Responsibilities:

- Assists the Board in its oversight of the integrity of our consolidated financial statements, related financial and regulatory reporting processes and internal and external auditing, including the qualifications, independence and performance of the Company's independent registered public accounting firm; the performance of the Company's Internal Audit Group and Credit Review Group services functions; the integrity of our systems of internal control over financial reporting; and legal and regulatory compliance.

  See page 45 under "Report of the Audit and Compliance Committee" for additional information regarding the duties of the Audit and Compliance Committee with respect to oversight of our financial reporting process.

- Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm.

- Oversees the process for the receipt, retention and treatment, on a confidential basis, of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

- Reviews and approves the Company's Corporate-Wide Compliance Risk Management Policy and Global Anti-Money Laundering Policy.

- Reviews the Company's Annual Compliance Plan and Management actions on significant compliance matters.

- Reviews and assesses the Company's Code of Conduct and the Code of Business Conduct for Members of the Board of Directors, approves any substantive updates thereto and recommends such substantive updates for approval by the Board.

- Reviews and discusses reports from Management regarding significant reported ethics violations under our Code of Conduct and other corporate governance policies.

- Meets regularly in executive session with Management, including with the Company's CFO, Chief Legal Officer, Chief Compliance Officer, Chief Audit Executive and Head of Credit Review, and also with the lead engagement partner from the Company's independent registered public accounting firm.

Please see "How Our Board Oversees Risk Management" on page 20 for additional information regarding the activities of the Audit and Compliance Committee.

 **Compensation and Benefits Committee**   **5** Meetings in 2025



Lynn A. Pike, Chair

Other 2025 Members
- **Thomas J. Baltimore**
  (joined March 3, 2025)
- **John J. Brennan**
- **Theodore J. Leonsis**
- **Charles E. Phillips**
  (until March 3, 2025)
- **Daniel L. Vasella**
- **Noel Wallace**
  (joined July 23, 2025)

Qualifications
- **Independence:**
  Each member of the Compensation and Benefits Committee is independent.

Role and Responsibilities:
- Oversees the compensation of our executive officers and other employees under its purview.
- Oversees our colleague compensation plans and arrangements and benefit plans.
- Reviews and approves the overall compensation philosophy and strategy for the Company and its executive officers, including the selection of performance measures that appropriately balance risk with business objectives, and the review of our compensation practices so business performance is achieved without taking imprudent or excessive risk, with appropriate input from the Company's Chief Risk Officer and the Management-level Risk Performance & Incentive Review Committee.
- Evaluates potential conflicts of interest with respect to its advisors.
- Reviews key colleague experience initiatives and programs.

- Reviews, approves and administers the Policy for the Recovery of Erroneously Awarded Compensation and any other clawback policy or provisions allowing the Company to recoup or otherwise recover the compensation paid or payable to the executive officers and other employees of the Company.
- Maintains and administers a Policy Regarding Granting of Equity Awards.

Please see "How Our Board Oversees Risk Management" on page 20 for additional information regarding the activities of the Compensation and Benefits Committee.

Compensation and Benefits Committee Interlocks and Insider Participation

Neither any current member of the Compensation and Benefits Committee nor any person who served as a member of such committee during the last fiscal year is a former or current officer or employee of the Company or any of its subsidiaries. Neither any current member of the Compensation and Benefits Committee nor any person who served as a member of such committee during the last fiscal year has any relationship required to be disclosed under this caption under the rules of the SEC.



Nominating, Governance and Public Responsibility Committee

5 Meetings in 2025



Christopher D. Young, Chair

Other 2025 Members

- **Michael J. Angelakis**
  (joined March 3, 2025)
- **Walter J. Clayton III**
  (until March 3, 2025)
- **Theodore J. Leonsis**
- **Deborah P. Majoras**
- **Randal K. Quarles**
  (joined July 23, 2025)
- **Daniel L. Vasella**

Qualifications

- **Independence:**
  Each member of the Nominating, Governance and Public Responsibility Committee is independent.

Role and Responsibilities:

- Considers and recommends candidates for election to the Board, consistent with criteria approved by the Board.
- Provides oversight of and advice with respect to corporate governance matters at the Company consistent with the long-term best interests of the Company and its shareholders.
- Advises the Board on non-employee director compensation.
- Oversees the annual performance evaluation process for the Board and Board committees, including establishing criteria for evaluating their performance.
- Advises the Board on Board leadership.
- Considers feedback from shareholders regarding governance practices.
- Administers the Related Person Transaction Policy.
- Supports the Board with respect to CEO and Management succession planning.
- Reviews legislation, regulations and policies affecting us and the communities we serve, our employees' Political Action Committee, our corporate political contributions and our political engagement activities, including those described below.
- Reviews the Company's philanthropic and community impact programs as well as our practices, positions, strategy, reporting, policies and programs on sustainability matters, and the impact those matters have on the Company's reputation and key stakeholders.

Please see "How Our Board Oversees Risk Management" on page 20 for additional information regarding the activities of the Nominating, Governance and Public Responsibility Committee.

Political Engagement Activities

We communicate with policymakers on public policy issues important to the Company. In addition to our advocacy efforts, we participate in the political process through the American Express Political Action Committee (AXP PAC) and through corporate political contributions in those jurisdictions where it is permissible. AXP PAC is funded solely by voluntary employee contributions and does not contribute to presidential campaigns. We maintain comprehensive compliance procedures to ensure that our activities are conducted in accordance with all relevant laws, and Management regularly reports to the Nominating, Governance and Public Responsibility Committee regarding its engagement in the public policy arena and its political contributions.

Information regarding our Company's political activities, including U.S. political contributions, may be found at https://ir.americanexpress.com/governance-and-corporate-responsibility/policy-engagement-and-political-activity/default.aspx.



Risk Committee

9 Meetings in 2025



Karen L. Parkhill, Chair

Other 2025 Members
- Deborah P. Majoras
- Charles E. Phillips
- Randal K. Quarles
  (joined July 23, 2025)
- Lisa W. Wardell
- Christopher D. Young

Qualifications
- **Independence:**
  Each member of the Risk Committee is independent.

Role and Responsibilities

- Assists the Board in its oversight of the Company's Risk Governance Framework and roles and responsibilities of the three lines of defense, and other risk management policies and procedures established by Management to identify, assess, control, measure & monitor and report & escalate key risks facing the Company.
- Assists the Board in its oversight of Management's execution of capital management, liquidity planning and resolution planning.
- Monitors the quality and effectiveness of the Company's information technology security.
- Meets regularly in executive session with the Company's Chief Risk Officer.

- Oversees conduct risk as a component of operational risk, including, but not limited to, receiving updates and reports from Management on the state of conduct risk at the Company.
- Approves the Risk Governance Framework, which sets out risk governance, risk oversight and risk appetite, including guiding the monitoring of emerging risks.

Please see "How Our Board Oversees Risk Management" on page 20 for additional information regarding the activities of the Risk Committee.

Our Corporate Governance Framework

We have adopted Corporate Governance Principles that, together with our Certificate of Incorporation, By-Laws, the charters of the four standing committees of the Board (Audit and Compliance, Compensation and Benefits, Nominating, Governance and Public Responsibility and Risk), our Code of Conduct (which constitutes our code of ethics for colleagues) and the Code of Business Conduct for Members of the Board of Directors, provide our governance framework. Key governance policies and processes also include our Whistleblower Policy, our Risk Governance Framework, our commitment to transparent financial reporting and our systems of internal checks and balances. Comprehensive management policies, many of which are approved at the Board committee level, guide how the Company manages and controls risk and conducts day-to-day operations.

Our Board, along with Management, regularly reviews our Corporate Governance Principles and practices to ensure that they are appropriate and reflect our high standards and Blue Box Values. In reviewing our Corporate Governance Principles and making recommendations, the Nominating, Governance and Public Responsibility Committee considers the views of shareholders expressed to us in engagement meetings, as well as publicly available perspectives on governance topics.

The following documents may be found under "Governance & Corporate Responsibility" on our Investor Relations webpage at https://ir.americanexpress.com. You may also access our Investor Relations website at the bottom of our main website www.americanexpress.com. You may also obtain free copies of the following materials by writing to our Company's Corporate Secretary and Chief Governance Officer:

CORPORATE GOVERNANCE DOCUMENTS AVAILABLE ON OUR WEBSITE			
Restated Certificate of Incorporation	By-Laws	Corporate Governance Principles	Corporate Sustainability Disclosures
Colleague Code of Conduct (which constitutes our code of ethics for colleagues)	Code of Business Conduct for Members of the Board of Directors		Whistleblower Claims Policy
Charters for each of the four standing Board committees:			
Audit and Compliance Committee Charter	Compensation and Benefits Committee Charter	Nominating, Governance and Public Responsibility Committee Charter	Risk Committee Charter

Majority Voting Standard for Director Elections

In a non-contested election, directors are elected by a majority of "for" votes cast by shareholders. A non-contested election is an election where the number of nominees is the same as the number of directors to be elected. If a director receives a greater number of votes "against" than votes "for" his or her election, the director is required to immediately submit his or her resignation to the Board. The Board, excluding such individual, will decide whether or not to accept such resignation and will promptly disclose and explain its decision in a Current Report on Form 8-K filed with the SEC.

In a contested election, the director nominees who receive the plurality of votes cast are elected as directors. Under the plurality standard, the number of persons equal to the number of vacancies to be filled who receive more votes than other nominees are elected to the Board, regardless of whether they receive a majority of votes cast. An election is considered contested under our Certificate of Incorporation if there are more nominees than positions on the Board to be filled at the meeting of shareholders as of the 14th day prior to the date on which we file our definitive proxy statement with the SEC.

Our Policy on Director Outside Board Commitments

Our Board expects individual directors to allot sufficient time and attention to Company matters and to use their judgment and consider all of their commitments when accepting additional directorships with other corporations or charitable organizations. Our Board recognizes that our directors have the time and ability to maintain the focus and commitment expected at our Board and committee meetings as well as those of other public companies. Our Corporate Governance Principles provide that, as a general matter, a director should not serve on the boards of more than four public companies (including ours) or, if the director is an active chief executive officer or equivalent of another public company, on the boards of more than three public companies (including ours). Additionally, a director who serves on our Audit and Compliance Committee should not serve on more than two other public company audit committees. Our Board believes that our policy strikes the right balance by allowing for the depth and breadth of experience gained through membership on other boards and the time commitment needed for engaged board service.

Our Nominating, Governance and Public Responsibility Committee believes it is important for directors to balance the insights gained from their roles on other boards with the ability to prepare for, attend and participate effectively in our Board and committee meetings. As a result, the Nominating, Governance and Public Responsibility Committee evaluates director performance to ensure directors continue to have the time and commitment to fulfill their obligations to our Board. When vetting prospective directors, a key component of the Company's due diligence process includes inquiry into whether an individual has sufficient capacity to devote to being an engaged and productive member of our Board. During the annual renomination process, the Nominating, Governance and Public Responsibility Committee considers a number of factors when deciding whether to renominate a director, including meeting attendance, individual contributions at meetings, the role of a director on other boards (with additional consideration given to public company board leadership positions), the commitment levels and time demands of outside activities, peer review feedback from one-on-one meetings held by each of our Chairman and Lead Independent Director with directors throughout the year and the results of the annual Board evaluation. Specifically, our annual evaluation process overseen by the Nominating, Governance and Public Responsibility Committee addresses topics including director commitment levels, engagement, effectiveness and preparedness, and the results are discussed by each committee and our Board. Our Nominating, Governance and Public Responsibility Committee confirms that all of our directors standing for re-election comply with our outside board commitment policy at this time.

We are aware that some of our shareholders have their own outside board commitment policies that are more restrictive than our policy and, specifically, that Thomas J. Baltimore exceeds some of our shareholders' policies as a public company CEO sitting on three public company boards (including ours). As indicated above, when our Nominating, Governance and Public Responsibility Committee was initially considering whether to nominate Mr. Baltimore to our Board, extensive due diligence regarding his capacity to serve was conducted, including consideration of his other public company leadership roles and outside commitments. Mr. Baltimore has a long-standing track record of effective engagement and has continuously shown himself to be a prepared and active participant on our Board. Since joining our Board in 2021, Mr. Baltimore has maintained a perfect attendance record at meetings of the Board and the committees on which he serves. Our Nominating, Governance and Public Responsibility Committee has reviewed and considered the factors and information described above when deciding to renominate Mr. Baltimore each year. Mr. Baltimore has also met with certain of our shareholders at their request to discuss his board commitments and his capacity to serve. Our Board believed at the time of his initial nomination, and continues to believe, that Mr. Baltimore allocates ample time and attention to Company matters, is a valued asset to our Board and has continued to demonstrate his ability to fulfill his Board responsibilities to the satisfaction of our Board.

Our Board seeks the right mix of directors with skills to accomplish our long-term goals and strategy, and conducts extensive due diligence when evaluating prospective director nominees and during the annual renomination process. Our Board requests that shareholders consider the points above when applying their respective director commitment criteria and/or policies.

Director Attendance

Our Meeting Attendance Policy is set forth in our Corporate Governance Principles. During 2025, our Board met eight times and our committees met 28 times in the aggregate. All directors attended 75% or more of the meetings of the Board and Board committees on which they served in 2025.

All of our directors serving on our Board at the time of our 2025 Annual Meeting of Shareholders attended the meeting. Our Board strongly encourages all of its members to attend the Annual Meeting of Shareholders but understands there may be circumstances that prevent such attendance.

Executive Sessions

Executive sessions of independent directors, led by our Lead Independent Director, enable the Board to consider and discuss matters, such as strategy, risk oversight (including emerging risks and external threats), CEO and senior Management performance and compensation, succession planning and board effectiveness, without Management present. Any director may request additional executive sessions of independent directors. During 2025, our independent directors met in executive session at each regularly scheduled Board meeting.

Our Board's Size

Our Corporate Governance Principles provide that while the Board need not adhere to a fixed number of directors, generally a Board of 12-14 directors offers a sufficiently large and varied group to address the important issues facing the Company and provides a wide range of perspectives, while being small enough to encourage personal involvement and discussion. We recognize that at times the number of directors on our Board may be higher than this range during periods of succession planning-related transitions and, when this occurs, expect the size of our Board to subsequently come back to within this range (12-14) as directors do not stand for re-election in accordance with our mandatory retirement age or to pursue other interests.

Proxy Access

A shareholder or group of no more than 20 shareholders that has owned a number of common shares representing at least 3% of the voting power of all outstanding common shares for at least three years may nominate directors to our Board and include the nominees in our proxy materials to be voted on at our Annual Meeting of Shareholders. The maximum number of shareholder nominees that will be included in our proxy materials with respect to any such Annual Meeting of Shareholders is the greater of (i) two and (ii) 20% of the number of directors in office as of the last day a proxy access nomination may be delivered. A shareholder who seeks to nominate a director or directors to our Board must provide proper notice to the Company's Corporate Secretary and Chief Governance Officer under the terms of our bylaws.

Trading in Company Securities

We prohibit hedging and pledging transactions in Company securities by directors, executive officers and other members of senior Management. Employees that are not members of senior Management are also prohibited from hedging Company securities and discouraged from pledging Company securities.

Additionally, we require members of senior Management as well as our directors to pre-clear every transaction in Company securities for themselves, their immediate family members and any family trust with the Corporate Secretary and Chief Governance Officer. This includes, but is not limited to, gifts, transactions in discretionary accounts and non-routine transactions such as trading plans and any exercise of stock options.

Our Board's Independence

Our Corporate Governance Principles require that a significant majority of our directors meet the criteria for independence, as required by the NYSE. A director is considered independent if the Board determines that he or she does not have a material relationship with the Company.

In making its annual independence determinations, the Board considers several factors, including transactions between each director nominee and their immediate family members, on the one hand, and the Company and any of its affiliates, on the other. Our Board has established guidelines to assist it in determining director independence, which are included within our Corporate Governance Principles and our Related Person Transaction Policy and cover, among other things, employment and compensatory relationships, relationships with our auditors, customer and business relationships and contributions to non-profit organizations.

Based on the guidelines set forth in our Corporate Governance Principles and the standards prescribed by the NYSE, the Board determined in March 2026 that all of its members in 2025, other than Mr. Squeri, and all of the Board's director nominees for election at the Annual Meeting, other than Mr. Squeri, are independent.



CEO

12 OF 13 Director Nominees

1

12

Independent

Mr. Clayton, who stepped down from the Board on April 21, 2025, was a Senior Policy Advisor and Of Counsel at Sullivan & Cromwell LLP. From time to time and in the ordinary course of business, Sullivan & Cromwell LLP provides legal services to the Company that we consider to be de minimis in nature. Mr. Clayton did not provide any legal services to the Company, and he did not receive any compensation from Sullivan & Cromwell LLP that was generated by or related to our payments to that firm. The Nominating, Governance and Public Responsibility Committee determined based on fees paid to the firm over the past three years that Sullivan & Cromwell LLP does not perform substantial legal services for the Company on a regular basis. The fees and expenses paid to Sullivan & Cromwell LLP represented less than 0.6 percent of the firm's consolidated gross revenues in each of the past three years, and represented less than 0.1 percent of the Company's revenue in each such year. Further, the Nominating, Governance and Public Responsibility Committee reviewed the nature of the Company's engagement of Sullivan & Cromwell LLP and the services rendered, including the expertise and relevant experience of the firm and the specific partners engaged to work on the matters for which we have engaged the firm, and determined that Mr. Clayton's service on the Company's Board for part of 2025 would not impair the Company's ability to engage Sullivan & Cromwell LLP when the Company determines such engagements to be appropriate and in our best interests. The Nominating, Governance and Public Responsibility Committee is satisfied that Sullivan & Cromwell LLP, when engaged for legal work, is chosen by the Company's legal group on the basis of the directly relevant factors of experience, expertise and efficiency. After considering the fees and expenses paid and being briefed on the policies and procedures that Sullivan & Cromwell LLP had instituted to confirm that Mr. Clayton had no professional involvement or financial interest in the Company's dealings with the firm, the Nominating, Governance and Public Responsibility Committee determined and recommended to the Board that the Company's professional engagement of Sullivan & Cromwell LLP did not impair Mr. Clayton's independence.

Shareholder Engagement

Our Board's Commitment to Shareholder Engagement



SHAREHOLDERS CONTACTED

We contacted our top 75 shareholders representing approximately:



65%

of our outstanding common shares



TYPES OF ENGAGEMENT AND OTHER OUTREACH

- Earnings calls
- Regular shareholder engagement updates and other website publications
- Investor conferences
- One-on-one meetings
- Direct annual outreach
- Proxy advisory firm meetings
- Annual election of directors and advisory vote on executive compensation

TOPICS COMMUNICATED

- Business achievements and financial performance
- Strategic imperatives
- Corporate governance
- Board leadership structure
- New technologies
- Risk oversight
- Human capital management
- Executive compensation
- Corporate responsibility and sustainability

WHEN WE ENGAGE



Spring

Pre-Annual Meeting of Shareholders engagement to update shareholders and gather feedback on executive compensation and governance-related changes and to discuss items on the Annual Meeting of Shareholders agenda



Summer

Review feedback and results from the Annual Meeting of Shareholders, plan for Fall Engagement and conduct targeted and responsive engagement



Fall

Engagement with shareholders to gather feedback following the Annual Meeting of Shareholders and discuss developments in the Company's business and strategy, Board and corporate governance matters, executive compensation and priorities for the year



Winter

Review of shareholder feedback and Board consideration of potential changes to corporate governance, executive compensation and proxy disclosure

Key features of our shareholder engagement include year-round outreach, meaningful engagement, regular reporting of shareholder input to Management and the Board and shareholder-driven enhancements. The table below provides a snapshot of our ongoing engagement process and outcomes.

Board Involvement	Corporate Secretary's Office	Investor Relations and Senior Management
Our Lead Independent Director, who also serves as the Chair of the Audit and Compliance Committee, is available for engagement and represents the Board in communications with shareholders, including participating in joint corporate governance and investor relations meetings. We deliver detailed feedback to our Board regarding shareholder meetings.	We engage with governance representatives of our shareholders through in-person meetings and conference calls that occur during and outside of the proxy season. Members of the Corporate Secretary's Office, Investor Relations and Executive Compensation teams discuss, among other matters, Company performance, emerging governance practices generally and specifically with respect to our Company, the reasons behind a shareholder's voting decisions at prior Annual Meetings of Shareholders, our executive compensation practices and our sustainability strategy.	We interact with our investors in a variety of ways. Our Investor Relations team regularly meets with shareholders, prospective investors and investment analysts at conferences, one-on-one meetings and group meetings. These meetings often include participation by Management, including our Chairman and CEO, CFO and other business leaders, and often focus on Company performance and business strategy. In 2025, Management and our Investor Relations team met with 328 investment firms and other investors, which included shareholders representing approximately 52% of our common shares outstanding. To learn more about our engagement, visit our Investor Relations website at http://ir.americanexpress.com.

 **Actions Taken by the Board Following Shareholder Engagement**

Shareholder feedback is delivered to our Board and thoughtfully considered and has led to modifications in our executive compensation programs, governance practices and disclosure. Some of the actions we have taken that are informed by shareholder feedback over the last several years include the following:

- Modified our perquisites policy to eliminate a cash perquisite allowance paid to named executive officers (NEOs).
- Continued to align compensation program with the Company's strategic priorities.
- Adopted proxy access.
- Continued to increase expertise on the Board by adding new directors with extensive experience in enterprise leadership, consumer products and the highly regulated financial services industry.

- Adopted a shareholder right to call special meetings.
- Simplified our Annual Incentive Award program to be more formulaic and based on a single Company Scorecard.
- Continued to evolve and enhance our proxy disclosures.
- Further refined our governance documents to reinforce our commitment to sound corporate governance.

- Added directors with financial services, payments, cybersecurity and digital backgrounds.
- Redesigned our compensation program to provide LTIA entirely in the form of performance-based restricted stock units, to further strengthen pay-for-performance alignment and long-term value creation.
- Enhanced disclosures of our AIA including NEO individual performance highlights.

How to Communicate with Our Board

You may communicate with the Board or an individual director by letter or email, directed in care of the Company's Corporate Secretary and Chief Governance Officer. However, at the discretion of the Corporate Secretary and Chief Governance Officer, materials considered to be inappropriate or harassing, unsolicited advertisements or promotional materials and invitations to conferences may not be forwarded.



If you have an inquiry about our financial statements, accounting practices or internal controls, please direct it to the Chair of the Audit and Compliance Committee.



If the inquiry relates to our governance practices, business ethics or corporate conduct, it should be directed to the Chair of the Nominating, Governance and Public Responsibility Committee or the Lead Independent Director.



Matters relating to executive compensation or human capital management may be directed to the Chair of the Compensation and Benefits Committee.



If the inquiry relates to our risk management policies and practices, please direct it to the Chair of the Risk Committee.

If you are unsure of the category to which your concern relates, you may communicate it to any one of the independent directors, to the Lead Independent Director or to the Chairman.

Please direct such communications in care of the Corporate Secretary and Chief Governance Officer as follows:

James J. Killerlane III
Corporate Secretary and Chief Governance Officer
American Express Company
200 Vesey Street
New York, NY 10285
corporatesecretarysoffice@aexp.com

Compensation of Directors

The Nominating, Governance and Public Responsibility Committee reviews non-Management director compensation and seeks to compensate such directors in a manner that attracts and retains highly qualified directors and aligns the interests of our non-Management directors with those of our long-term shareholders. In 2025, the Nominating, Governance and Public Responsibility Committee engaged an independent compensation advisory firm, Semler Brossy, to assist the Nominating, Governance and Public Responsibility Committee in its review of the competitiveness and structure of the Company's non-Management director compensation. This review included a competitive benchmarking of our director compensation against the 20 companies that our Compensation and Benefits Committee reviews as a reference when examining the competitiveness of our executive compensation practices, as well as the Dow 30 and certain financial institutions. After completing its review, the Nominating, Governance and Public Responsibility Committee recommended no changes to our non-Management director compensation program for 2026.

Our non-Management director compensation program provides the following compensation for non-Management directors:

- An annual retainer of $110,000 for service on the Board, provided that this amount shall be reduced by $20,000 if the director does not attend at least 75% of the meetings of the Board and committees on which the director serves.

- To align our non-Management directors' annual compensation with shareholder interests, a grant of share equivalent units (SEUs) pursuant to our Share Equivalent Unit Plan (SEU Plan), with a value of $240,000 (based on the market price of our common shares for the average of the 15 trading days immediately preceding such date).

- An annual retainer of $20,000 for each member of the Audit and Compliance Committee and Risk Committee and $15,000 for each member of the Compensation and Benefits Committee and Nominating, Governance and Public Responsibility Committee.

- An annual retainer of $40,000 to the Chairs of the Audit and Compliance Committee and Risk Committee and $30,000 to the Chairs of the Compensation and Benefits Committee and Nominating, Governance and Public Responsibility Committee.

- An annual retainer of $100,000 to the Lead Independent Director.

- Reimbursement of customary expenses incurred in attending Board, committee and shareholder meetings.

Under our Deferred Compensation Plan for Directors, our non-Management directors may defer the receipt of up to 100% of their annual retainer fees into either: (1) a cash account in which amounts deferred will be credited at the rate of 120% of the applicable federal long-term rate for December of the prior year, or (2) their SEU account. Directors will receive cash payments upon payout of their deferrals.

The following table provides information on the 2025 compensation of non-Management directors who served for all or a part of 2025. We reimburse directors for reasonable out-of-pocket expenses incurred in connection with their Board service. Mr. Squeri does not receive incremental compensation for his Board service.

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total ($)
Michael J. Angelakis[4]	$120,302	$240,000	$ 1,699	$362,001
Thomas J. Baltimore	$134,711	$240,000	$ 82,326	$457,037
John J. Brennan	$189,190	$315,000	$ 85,601	$589,790
Walter J. Clayton III[5]	$ 43,365	—	$ 16,109	$ 59,474
Theodore J. Leonsis	$140,000	$240,000	$130,287	$510,287
Deborah P. Majoras	$145,000	$240,000	$ 66,629	$451,629
Karen L. Parkhill	$170,000	$240,000	$ 35,296	$445,296
Charles E. Phillips	$149,190	$240,000	$ 27,878	$417,068
Lynn A. Pike	$137,445	$240,000	$270,296	$647,741
Randal K. Quarles[6]	$ 63,832	—	$ 26	$ 63,858
Daniel L. Vasella	$140,000	$240,000	$141,828	$521,828
Noel Wallace[6]	$ 63,832	—	$ 26	$ 63,858
Lisa W. Wardell	$150,000	$240,000	$ 27,267	$417,267
Christopher D. Young	$160,000	$240,000	$ 60,172	$460,172

[1] In 2025, Mr. Brennan received $25,000 of his annual Lead Independent Director retainer in cash, which he elected to defer under our Deferred Compensation Plan for Directors and is included in this column, and the remaining $75,000 in the form of SEUs (see footnote 2). All non-Management directors, except Messrs. Leonsis and Quarles and Mses. Parkhill and Pike, deferred all or a portion of their 2025 retainers into a cash account, an SEU account, or both, under our Deferred Compensation Plan for Directors.

[2] Each SEU reflects the value of one common share. Directors receive additional SEUs as dividend equivalents on the units in their accounts. SEUs do not carry voting rights and must be held at least until a director ends his or her service on the Board. Each SEU is payable in cash equal to the then-value of one common share at the time of distribution to the director. We report in this column the aggregate grant date fair value of these SEUs in accordance with Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC) Topic 718, Compensation—Stock Compensation.

The balances in directors' SEU accounts as of December 31, 2025, are set forth in the table below. These amounts represent the aggregate number of SEUs granted under the SEU Plan for all years of service as a director, additional units credited due to reinvestment of dividend equivalents and, for directors who participated in the SEU option under our Deferred Compensation Plan for Directors, retainer amounts deferred into their SEU account and dividend equivalents thereon.

Name	Number of Outstanding SEUs
Michael J. Angelakis	1,045
Thomas J. Baltimore	9,363
John J. Brennan	28,178
Walter J. Clayton III	—
Theodore J. Leonsis	41,925
Deborah P. Majoras	4,247
Karen L. Parkhill	8,495
Charles E. Phillips	9,590
Lynn A. Pike	8,495
Randal K. Quarles	—
Daniel L. Vasella	45,854
Noel Wallace	—
Lisa W. Wardell	9,396
Christopher D. Young	19,891

[3] **Insurance.** We provide our non-Management directors with group term-life insurance coverage of $50,000. The group life insurance policy is provided to the directors on a basis generally available to all Company employees. This column includes the premium paid for such coverage.

Dividend Equivalents. Dividend equivalents are reinvested in additional units for all directors based upon total SEUs held at the shareholder record dates applicable to the Company's quarterly dividend payment. This column includes the fair market value of the dividend equivalents received by the directors during 2025 in these amounts: Mr. Angelakis $1,656, Mr. Baltimore $27,184, Mr. Brennan $85,549, Mr. Clayton $6,092, Mr. Leonsis $130,235, Ms. Majoras $11,487, Ms. Parkhill $25,244, Mr. Phillips $27,827, Ms. Pike $25,244, Dr. Vasella $141,776, Ms. Wardell $27,216 and Mr. Young $60,121.

Matching Gift Program. Non-Management directors are eligible to participate in the Company's Matching Gift Program on the same basis as Company employees. Under this program, the American Express Foundation matches gifts to eligible charitable organizations up to $10,000 per calendar year. This column includes the amounts matched with respect to calendar year 2025.

Special Events. In connection with attendance and participation at The American Express 2025 Golf Tournament, Mr. Baltimore and Ms. Majoras each received a benefit equivalent to $55,090 which includes the Pro-Am Player entry fee and other costs associated with participation in the tournament.

Other Retainers. Ms. Pike is Chair of the board of directors of AENB, our U.S. bank subsidiary. For her service as a board member, Ms. Pike received an annual cash retainer totaling $245,000, which is included in this column.

[4] Mr. Angelakis joined our Board effective March 3, 2025.

[5] Mr. Clayton resigned from our Board effective April 21, 2025.

[6] Messrs. Quarles and Wallace joined our Board effective July 23, 2025.

Director Stock Ownership

Our Corporate Governance Principles provide that our directors are required to obtain a personal holding of shares (directly or through SEUs) with a value of $1 million within five years of joining the Board. All of our directors have achieved or are on track to achieve this requirement during the required time period.

Director and Officer Liability Insurance

We have an insurance program in place to provide coverage for director and officer liability. The coverage provides that, subject to the policy terms and conditions, the insurers will: (i) reimburse us when we are legally permitted to indemnify our directors and officers; (ii) pay losses, including settlements, judgments and legal fees, on behalf of our directors and officers when we cannot indemnify them; and (iii) pay our losses resulting from certain securities claims. A portion of the insurance program is blended with certain other insurances covering the Company. The insurance program is effective from November 30, 2025 to November 30, 2026 and is provided by a consortium of insurers. ACE American Insurance Company and XL Specialty Insurance Company are the lead insurers with various other insurers providing excess coverage. We expect to obtain similar coverage upon expiration of the current insurance program. The annual premium for the insurance program is approximately $5.4 million.

Certain Relationships and Transactions

In the ordinary course of our business, we engage in transactions, arrangements and relationships with many other entities, including financial institutions and professional organizations. Some of our directors, director nominees, executive officers, greater than 5% shareholders and their immediate family members (each, a Related Person) may be directors, officers, partners, employees or shareholders of these entities. We carry out transactions with these entities on customary terms and, in many instances, these Related Persons may not have knowledge of them. To the Company's knowledge, since January 1, 2025, no Related Person has had a material interest in any of our ongoing business transactions or relationships except as described in this section.

Our Related Person Transaction Policy

Our written Related Person Transaction Policy governs Company transactions, arrangements and relationships involving more than $120,000 in which a Related Person has a direct or indirect material interest (Related Person Transactions). Under the policy, the Nominating, Governance and Public Responsibility Committee must provide prior review and oversight of, and approval or disapproval of, Related Person Transactions, other than certain pre-approved transactions (described below). The Nominating, Governance and Public Responsibility Committee will only approve a transaction if, after reviewing the relevant facts and circumstances, it determines that the transaction is consistent with the best interests of the Company. In the event we become aware of a Related Person Transaction that was not approved under the Related Person Transaction Policy, the Nominating, Governance and Public Responsibility Committee will consider the options available, including ratification, revision or termination of the transaction. The Related Person Transaction Policy does not supersede any other Company policy or procedure that may apply to any Related Person Transaction, including our Corporate Governance Principles and codes of conduct.

The Company's Corporate Secretary and Chief Governance Officer is responsible for assisting the Nominating, Governance and Public Responsibility Committee in carrying out its responsibilities, and Management is required to present to the Nominating, Governance and Public Responsibility Committee the material facts of any transaction that it believes may require review. In cases when it is impracticable or undesirable to delay a decision on a proposed transaction until the next meeting of the Nominating, Governance and Public Responsibility Committee, the Chair may review and approve the transaction and then report any approval to the full Nominating, Governance and Public Responsibility Committee at its next regularly scheduled meeting. If a matter before the Nominating, Governance and Public Responsibility Committee involves a member of such committee, the member must recuse themselves and may not participate in deliberations or vote on the matter.

Pre-Approved Categories of Related Person Transactions

The Nominating, Governance and Public Responsibility Committee has pre-approved certain categories of transactions as being consistent with the best interests of the Company. These categories, which may exceed the prescribed threshold for Related Person Transactions, include but are not limited to, director and executive officer compensation, use of Company products and services, transactions involving indebtedness to the Company, certain banking-related transactions, certain ordinary course transactions, charitable contributions and indemnification payments.

Related Person Transactions

Our executive officers and directors may from time to time take out loans from certain of our subsidiaries on the same terms that these subsidiaries offer to the general public. For example, our U.S. card-issuing bank subsidiary may extend credit to our directors and executive officers under our charge or lending products. All indebtedness from these transactions is in the ordinary course of our business and is on the same terms, including interest rates and collateral, in effect for comparable transactions with people not related to the Company or its subsidiaries. Such indebtedness involves normal risks of collection and does not have features or terms that are unfavorable to our subsidiaries. Our executive officers and directors may also enter into transactions with us involving other goods and services, such as travel services and deposit and checking products offered by subsidiaries of the Company. These transactions are also in the ordinary course of our business, and we provide them on terms that we offer to our customers generally.

Certain executive officers, directors and members of their immediate families are directors, employees or have equity interests in companies with whom the Company has entered into ordinary course business relationships from time to time and with whom the Company may enter into additional ordinary course business relationships. These may include ordinary course merchant acceptance relationships pursuant to which these companies accept our charge and credit card products and pay us fees when their customers use these cards, as well as use of the Company's cards and financial and other products and services, including extensions of credit, on terms and conditions similar to those available to other customers generally. From time to time, we may enter into joint marketing or other relationships with one or more of these companies in the ordinary course that encourage customers to apply for and use our cards. We may engage in other commercial transactions with these companies and pay or receive fees in those transactions. We have a number of similar ordinary course relationships with Berkshire Hathaway Inc. and its subsidiaries. We have also purchased insurance and other products from subsidiaries of Berkshire Hathaway Inc. in the ordinary course of business and on arm's-length terms. For information regarding a letter agreement between us and Berkshire Hathaway Inc. related to Berkshire's investment in the Company, please see "Stock Ownership Information" on pages 94-95.

Additionally, the Company may from time to time make charitable contributions to non-profit organizations where our directors or executive officers are directors or trustees.

Occasionally, we may have employees who are related to our executive officers, directors or director nominees. We compensate these individuals in a manner consistent with our practices that apply to all employees. The sister-in-law of Mr. Squeri, our Chairman and CEO, is employed by the Company in a non-executive officer position and received compensation in 2025 of between $310,000 and $340,000. The son-in-law of Mr. Le Caillec, our Chief Financial Officer, is employed by the Company in a non-executive officer position and received compensation in 2025 of between $125,000 and $155,000. The compensation and other terms of employment of each such employee was determined on a basis consistent with the Company's human resources policies.

In addition, the son-in-law of Mr. Leonsis, one of our directors, is employed by the Company in a non-executive officer position and received compensation in 2025 between $145,000 and $175,000. In determining that such relationship would not impede Mr. Leonsis' exercise of independent judgment, the Board took into account the fact that (i) the compensation and other terms of employment of such employee was determined on a basis consistent with the Company's generally applicable human resource policies and (ii) Section 303A.02(b)(ii) of the NYSE Listed Company Manual and the Company's Corporate Governance Principles provide that in determining director independence, compensation received by an immediate family member for service as an employee who is a non-executive officer need not be considered. As a result, the Board determined in accordance with the requirements of the NYSE and the Company's Corporate Governance Principles that Mr. Leonsis is independent.

Corporate Responsibility and Sustainability

In 2025, we updated our sustainability strategy in collaboration with stakeholders across the Company to reflect alignment with our business priorities, stakeholder expectations and the evolving sustainability regulatory reporting landscape. Our sustainability strategy is anchored in five focus areas and nine priority topics:



Our sustainability mission is to responsibly back our customers, colleagues, and communities and uphold our brand promise of trust, security and service.

Customers	Communities	Colleagues	Climate	Conduct and Values
Supporting small businesses and individuals through innovative, responsible, and secure products and services	Backing small businesses and nonprofits to strengthen local communities and help economies thrive	Fostering colleague career growth and development, holistic well-being and benefits	Moving towards net-zero emissions and addressing climate-related risks and opportunities	Fostering a culture of trust and integrity through good governance and responsible business practices and operations
■ Small Business Support ■ Responsible and Secure Products and Services	■ Community Impact	■ Colleague Experience	■ Net-Zero Emissions ■ Climate Risk Management	■ Data Privacy and Security ■ Ethics and Compliance ■ Responsible Sourcing

For more information on our corporate sustainability initiatives and related disclosures, refer to the Corporate Responsibility & Sustainability section of our website at https://go.amex/cs and "Reporting & Resources" section on our Investor Relations website at https://ir.americanexpress.com/governance-and-corporate-responsibility/reporting-and-resources/default.aspx.

Audit Committee Matters

Item 2: Ratification of Appointment of Independent Registered Public Accounting Firm

Our Board recommends that you vote **FOR** the following resolution:

The Audit and Compliance Committee has sole authority to appoint and replace the Company's independent registered public accounting firm, which reports directly to the Audit and Compliance Committee, and is directly responsible for such firm's compensation and oversight of its work. The Audit and Compliance Committee conducted its annual evaluation of PricewaterhouseCoopers LLP (PwC) and, after assessing the performance and independence of PwC, the Audit and Compliance Committee believes that retaining PwC is in the best interests of the Company. Accordingly, the Audit and Compliance Committee reappointed PwC as our independent registered public accounting firm for 2026.

We are asking you to ratify this appointment. If shareholders fail to ratify the appointment, the Audit and Compliance Committee will consider it a directive to consider other accounting firms for the subsequent year. One or more representatives of PwC will be present at the meeting, will be given the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

RESOLVED, that the appointment by the Audit and Compliance Committee of the Company's Board of Directors of PricewaterhouseCoopers LLP, as independent registered public accounting firm for the Company, to audit the financial statements of the Company and its subsidiaries for 2026, is hereby ratified and approved.

Proxy
Summary

Corporate
Governance at
American Express

Corporate
Responsibility and
Sustainability

Audit Committee
Matters

Executive
Compensation

Shareholder
Proposals

Stock Ownership
Information

Other
Information

Actions Taken by the Audit and Compliance Committee to Support its Recommendation

A Detailed Assessment

PwC has been our independent auditor since 2005. The Audit and Compliance Committee charter requires a detailed review of the Company's independent registered public accounting firm, including as compared to other firms, at least every 10 years. This review was last conducted in 2024 and assessed PwC's audit quality as compared to other firms using PCAOB's published firm inspection reports covering multiple years. PwC's audit fees were benchmarked and analyzed against other firms and our 2024 compensation peer group based on publicly available data. In addition, a wide range of internal stakeholders were surveyed and asked to comment on PwC's professional expertise, audit engagement team performance, communications, responsiveness, accessibility and objectivity. The positive results of the review resulted in the decision to continue to engage PwC.

PwC's Objectivity and Independence

The Audit and Compliance Committee reviews relationships between PwC and American Express that may reasonably be thought to bear on independence and reviews PwC's annual independence evaluation and assesses its independence. Recognizing that independence and objectivity can be compromised by an auditor's provision of non-audit services, the Audit and Compliance Committee has approved a Management Policy governing the provision of services by PwC.

Quality of PwC's Auditing Practices

The Audit and Compliance Committee reviews any issues raised by the PCAOB reports on PwC, PwC's internal quality control procedures and results of PwC's most recent quality control reviews, as well as issues raised by recent governmental investigations, if any. The Audit and Compliance Committee also discusses PwC's quality initiatives and any steps PwC is taking to enhance the quality and efficiency of its audits with the lead engagement partner.

PwC's Performance as Auditor

The Audit and Compliance Committee discusses and comments on PwC's audit plan and strategy for the audit, including the objectives, overall scope and structure, the resources provided and available at the firm and the Audit and Compliance Committee's expectations. The Audit and Compliance Committee also receives periodic updates from the lead engagement partner on the status of the audit and areas of focus by PwC.

Performance of Lead Engagement Partner

The lead engagement partner of PwC is subject to a mandatory five-year rotation period. The Audit and Compliance Committee Chair is involved in selecting the lead engagement partner. During the year, the Audit and Compliance Committee Chair meets one-on-one with the lead engagement partner to promote a candid dialogue, and the Audit and Compliance Committee meets in executive session with the lead engagement partner to discuss the progress of the audit and any audit issues, deliver Audit and Compliance Committee feedback and discuss any other relevant matters.

PwC's Communications with the Audit and Compliance Committee

The Audit and Compliance Committee gives feedback to the lead engagement partner on the clarity, thoroughness and timeliness of PwC's communications to the Audit and Compliance Committee.

Terms of the Engagement and Audit Fees

The Audit and Compliance Committee reviews the engagement letter and approves PwC's audit and non-audit fees.

PricewaterhouseCoopers LLP Fees and Services

Fees for 2025 and 2024

The following table sets forth the aggregate fees billed for services rendered or provided by PwC for each of the last two fiscal years (in thousands):

Types of Fees	2025	2024
Audit Fees	$35,893	$34,752
Audit-Related Fees[1]	$ 5,750	$ 4,493
Tax Fees	$ 1,739	$ 208
All Other Fees	$ 35	$ 31
TOTAL	$43,417	$39,484

[1] PwC performs the audit of the Company's pension plan for Hong Kong, where the fees are paid by the plan. These fees, which totaled $19,000 in each of 2025 and 2024, are not included in Audit-Related Fees since they were not paid by the Company.

In the table above, in accordance with SEC rules, "Audit Fees" consist of fees for professional services rendered for the integrated audit of our consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports and services provided in connection with statutory and regulatory filings or engagements and other attest services. "Audit-Related Fees" consist of fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements. The services included internal control reviews, attest services not required by statute or regulation, attest services for non-financial information and consultations on financial accounting and reporting matters not classified as audit. "Tax Fees" consist of fees for professional services rendered for tax compliance and tax consulting services. "All Other Fees" consist primarily of licenses for access to PwC's accounting and disclosure research tools.

Policy on Pre-Approval of Services Provided by PricewaterhouseCoopers LLP

The terms of our engagement of PwC are subject to the pre-approval of the Audit and Compliance Committee. All audit and permitted non-audit services require pre-approval by the Audit and Compliance Committee in accordance with pre-approval procedures established by the Audit and Compliance Committee. In accordance with SEC rules, the Audit and Compliance Committee's pre-approval procedures have two different approaches to pre-approving audit and permitted non-audit services performed by PwC.

The Audit and Compliance Committee specifically pre-approves the terms and fees of the planned annual audit and permitted non-audit services that are to be performed by PwC. Other proposed engagements may be pre-approved up to an aggregate fee threshold, pursuant to procedures established by the Audit and Compliance Committee that are detailed as to the particular and defined classes of services without consideration by the Audit and Compliance Committee of the specific case-by-case services to be performed. We refer to this pre-approval method as "general pre-approval" and the Company's Controller reports such pre-approved engagements to the Audit and Compliance Committee at least quarterly.

The procedures also require all proposed engagements of PwC for services of any kind that have not received specific or general pre-approval as described above to be approved by the Audit and Compliance Committee (or, should a time-sensitive need arise, its Chair) prior to the beginning of any such services. All services provided by our independent registered public accounting firm have been pre-approved in accordance with these procedures.

The Audit and Compliance Committee has reviewed the services performed by PwC and the related fees were consistent with the maintenance of PwC's independence.

Other Transactions with PricewaterhouseCoopers LLP

We have a number of business relationships with individual member firms of the worldwide PwC organization. Our subsidiaries provide card services to some of these firms and these firms pay fees to our subsidiaries. These services are in the normal course of business, and we provide them pursuant to arrangements that we offer to other similar clients.

Report of the Audit and Compliance Committee

A role of the Audit and Compliance Committee, which is composed of independent and financially literate directors, is to assist the Board in its oversight of the Company's financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. PwC is responsible for auditing the Company's financial statements and its internal control over financial reporting, in accordance with the standards of the PCAOB, and expressing opinions as to the conformity of the financial statements with accounting principles generally accepted in the United States and the effectiveness of internal control over financial reporting.

In the performance of its oversight function, the Audit and Compliance Committee has reviewed and discussed with Management and PwC the Company's audited financial statements. The Audit and Compliance Committee has also discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. In addition, the Audit and Compliance Committee has received from PwC the written disclosures and letters required by applicable requirements of the PCAOB regarding PwC's communications with the audit committee concerning independence, has discussed with PwC their independence from the Company and its Management, and has considered whether PwC's provision of non-audit services to the Company is compatible with maintaining PwC's independence.

The Audit and Compliance Committee discussed with the Company's Chief Audit Executive and PwC the overall scope and plan for their respective audits. Internal Audit is responsible for preparing an annual audit plan and conducting internal audits under the direction of the Company's Chief Audit Executive, who is accountable to the Audit and Compliance Committee. The Audit and Compliance Committee met with the Chief Audit Executive, the Controller and PwC, with and without Management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. In addition, the Audit and Compliance Committee met with Management to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of the Company's financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting.

Based on the reviews and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the SEC.

AUDIT AND COMPLIANCE COMMITTEE

John J. Brennan, Chair
Michael J. Angelakis
Thomas J. Baltimore
Karen L. Parkhill
Charles E. Phillips
Noel Wallace
Lisa W. Wardell

Executive Compensation

Item 3: Advisory Resolution to Approve Executive Compensation (Say-on-Pay)

❚ The Board recommends a vote **FOR** this item.

Pursuant to regulations under Schedule 14A of the Securities Exchange Act of 1934, we are asking you to approve, on an advisory basis, the compensation of the Company's NEOs disclosed in the Compensation Discussion and Analysis (CD&A), the compensation tables, notes and narrative in this Proxy Statement.

Our Board believes that the compensation of our executive officers is aligned with performance, is sensitive to our share price and appropriately motivates and retains our executives. We believe our executive compensation program delivers pay that is strongly linked to Company performance over time.

We engage with shareholders throughout the year, including discussing our compensation program and practices, and we also obtain feedback through this annual Say-on-Pay vote. Although this advisory vote is non-binding, the results of this vote and the views expressed by our shareholders in these discussions will inform the Compensation and Benefits Committee's future decisions about our executive compensation.

RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including in the CD&A, compensation tables, notes and narrative discussion, is hereby approved.

Section Table of Contents

Compensation Discussion and Analysis

Our CD&A describes our executive compensation programs and compensation decisions for our NEOs, who for 2025 were:

Stephen J. Squeri Chairman and Chief Executive Officer

Stephen Squeri has been Chairman and Chief Executive Officer of American Express since 2018. He is also the CEO of the AENB. Under his leadership, American Express has been strategically investing in its colleagues, customers, partnerships, brand, Membership Model and technologies to drive the long-term success of the Company. Mr. Squeri joined American Express in 1985 and during his over 40-year tenure has held various leadership positions across the organization, including Vice Chairman of American Express, Group President of Global Corporate Services, Group President of Global Services and Executive Vice President and Chief Information Officer.

Christophe Y. Le Caillec Chief Financial Officer

Christophe Le Caillec has been the Chief Financial Officer of American Express since 2023. He oversees the financial operations worldwide and plays an important role in developing the strategic direction for the Company and representing the Company to the financial community. Mr. Le Caillec joined American Express in 1997 and during his over 28-year tenure, has held several roles including Deputy CFO, where he partnered closely with the Executive Committee to drive the Company's financial performance. He has also led the Corporate Planning team, as well as Risk, Technology and the Global Services Group Finance functions with several global business roles in Paris, Sydney, Singapore, London and New York.

Douglas E. Buckminster Former Vice Chairman

Doug Buckminster served as Vice Chairman of American Express since 2021 until his retirement on March 6, 2026. He played a central role in driving the overall strategic direction of the Company and accelerating growth opportunities globally. Mr. Buckminster joined the Company in 1985 and during his over 40-year tenure held various leadership roles including Group President of Global Consumer Services, President of Global Network & International Card Services, President of International Consumer and Small Business Services, Regional President for Latin America, Canada and Caribbean and General Manager for International Lending and Insurance Services.

Howard M. Grosfield Group President, U.S. Consumer Services

Howard Grosfield has been the Group President of U.S. Consumer Services since 2025. He oversees the U.S. Consumer card portfolio, American Express Travel, the Centurion Lounge network, Global Dining, U.S. Consumer Banking, and Amex Offers Digital Media. In addition to these responsibilities, Mr. Grosfield leads American Express' enterprise-wide technology, brand advertising and management and corporate development functions. Mr. Grosfield joined American Express in 2004 and during his over 21-year tenure has held a series of leadership roles, including President of U.S. Consumer Services, Executive Vice President & General Manager of U.S. Consumer Marketing and Global Premium Services, Country Manager for American Express Canada and President and CEO of Amex Bank of Canada and Vice President & General Manager for International Small Business Services.

Raymond D. Joabar Group President, Global Commercial Services

Raymond Joabar has been the Group President of Global Commercial Services since 2025. He oversees the Company's U.S. Small and Medium Enterprise and Global Commercial Card portfolios, B2B payments, working capital and spend management businesses, and the Company's global customer service operations for consumers, commercial clients and merchants. Mr. Joabar joined American Express in 1992 and during his over 33-year tenure has held various leadership roles, including Group President of Global Merchant & Network Services, Chief Risk Officer of both American Express and AENB and President of International Card Services and Global Travel and Lifestyle Services.

Section 1: Executive Summary

The executive compensation program has been designed to drive strong business performance and to align executive compensation with long-term shareholder interests. A large portion of total compensation of our NEOs is at risk and directly tied to Company and individual performance. The CD&A that follows provides shareholders with information about the design of the compensation programs, compensation decision-making process, our 2025 compensation decisions for our NEOs, and 2026 program changes that ensure our programs remain competitive, performance-oriented, and align to long-term shareholder value creation.

2025 Company Performance

Summary of Performance

Our 2025 results reflect the earnings power of our business model, driven by our premium, high credit-quality customer base and the greater scale and operating leverage we have achieved over the last several years, as well as the impact of strategic investments that strengthen our Membership Model and drive growth. The successful execution of our growth strategy, along with the strength of our premium customer base and differentiated business model, drove net income of $10.8 billion, or $15.38 diluted earnings per share. These results, paired with our consistent performance over time, have led to strong shareholder returns, with a one-year TSR of 26%, outperforming the S&P Financials Index by 11 percentage points[1].

For 2025, the CBC determined the Company's overall performance to have significantly outperformed the goals established in the Company's Scorecard and took this into consideration in determining annual incentives for 2025 (see pages 59-62 for additional details).

Our 2025 key accomplishments include:

- Grew total billed business by 8%, or 7% on an FX-adjusted basis[2], versus the prior year, with growth across geographies and across Goods & Services and Travel & Entertainment categories.
- Continued execution of our product refresh strategy globally, completing refreshes in nearly a dozen countries, including the successful launch of our updated U.S. Consumer and Business Platinum Cards.
- Enhanced our Membership Model with the expansion of our hotel network, new lounge openings and a multi-year partnership with Toast to enhance hospitality experiences across Resy, Tock and Toast's restaurant networks.
- Invested in our digital capabilities and experiences, including the launch of a new Amex Travel App, a new app experience for our U.S. Platinum Card Members, and the acquisition of the Center expense management platform for commercial customers.
- Advanced GenAI and agentic commerce initiatives, including Dining Companion and the development of standards with partners to enable agent-driven commerce.

- Expanded our network of world-class partners and renewed several key cobrand partnerships including British Airways, Air France-KLM and ANA.
- Added 12.5 million new proprietary cards, with over 70% of new accounts acquired on fee-paying products, bringing the total number of cards-in-force issued on our global network to 152.8 million.
- Continued momentum in customer acquisitions and spending by Millennial & Gen-Z customers, our fastest growing consumer cohorts.
- Continued to expand our coverage globally, reaching over 170 million American Express-accepting merchant locations worldwide[3].
- Maintained our strong and stable credit performance, with net write-off and delinquency rates remaining best-in-class.
- 91% of colleagues who participated in our Annual Colleague Experience Survey said they would recommend American Express as a great place to work.

(1)   TSR is the total return on common shares over a specified period, expressed as a percentage (calculated based on the change in stock price over the relevant measurement period and assuming reinvestment of dividends). Calculated as of December 31, 2025.

(2)   Refer to footnote 1 under "2025 Financial Performance Highlights" on page 2 for details regarding FX-adjusted information.

(3)   Refer to footnote 2 under "2025 Financial Performance Highlights" on page 2 for details regarding our estimated LIF as of December 2025.

Financial Performance

Revenue Growth	EPS[2]	ROE[3]
+10% / +9% FX-adjusted[1]	$15.38	33.9%

- Record revenues of $72.2 billion, up by 10% / 9% FX-adjusted[1] versus the prior year, driven by a mix of spend, lend and fee revenue

- Grew EPS by 10% versus the prior year, or 15% adjusted for the prior-year gain on sale of Accertify[2], and returned $7.6 billion of capital to our shareholders through both share repurchases and dividends, while continuing to invest in our customers and colleagues

- Continued to deliver strong returns driven by our spend and fee-led model





(1) Refer to footnote 1 under "2025 Financial Performance Highlights" on page 2 for details regarding FX-adjusted information.

(2) EPS represents net income, less (i) earnings allocated to participating share awards of $74 million, $76 million and $64 million for the years ended December 31, 2025, 2024 and 2023, respectively, and (ii) dividends on preferred shares of $58 million for each of the years ended December 31, 2025, 2024 and 2023, 2024 EPS and 2025 year-over-year growth adjusted for the 2024 gain on sale from Accertify are non-GAAP measures. Refer to footnote 3 under "2025 Financial Performance Highlights" on page 2 for details regarding adjusted EPS and Annex A for a reconciliation to EPS on a GAAP basis.

(3) ROE is calculated for the relevant periods by dividing the (i) net income for the period by (ii) average shareholders' equity for the period.

2025 Say-on-Pay and Shareholder Engagement

The CBC values the input of our shareholders and we regularly engage with them on executive compensation matters to foster a constructive dialogue on the programs and decision-making process. The CBC considers the long-term interests of the Company and our shareholders when making decisions regarding our compensation program.

- ⊘ 92.9% of the votes cast at our 2025 Annual Meeting of Shareholders favored our Say-on-Pay proposal. The Say-on-Pay results reflect the strong support for our compensation programs and pay-for-performance alignment.

- ⊘ Following our 2025 Annual Meeting of Shareholders, we reached out to shareholders representing approximately 65% of our outstanding shares along with other stakeholders to discuss executive compensation, corporate governance, corporate sustainability and related matters.

We have a longstanding practice of engaging with our shareholders throughout the year on executive compensation matters and taking appropriate action considering feedback received. For further information on shareholder engagement, please see pages 33-34.



92.9% of Shareholders Approved Our 2025 Say-on-Pay Proposal

2026 Executive Compensation Program Changes

The CBC regularly reviews the Company's executive compensation program to ensure it remains aligned with evolving market practices and the Company's strategic objectives. In 2025, the CBC conducted a comprehensive market assessment to evaluate program competitiveness and confirm the program remains performance-oriented and aligned with long-term shareholder value creation. Following this review, the CBC approved targeted changes to the AIA and LTIA programs, effective for 2026. These updates reflect ongoing evaluations of pay design effectiveness, external benchmarking and shareholder feedback, while maintaining the core elements of the Company's pay-for-performance philosophy. The CBC believes these refinements further strengthen the alignment between executive compensation and the Company's strategic priorities, promote disciplined risk management and enhance the Company's ability to attract, retain and motivate senior leadership in a dynamic and competitive environment.

These changes are forward-looking and applicable starting for the 2026 performance year including LTIA granted on February 4, 2026.

For further information on these changes, please refer to Section 3 on "Compensation Programs" which outlines the key changes and Section 4 on "Annual Compensation and Decision-Making Process" and "Peer Group and Benchmarking" which explain the CBC's process in making compensation decisions.

Proxy
Summary

Corporate
Governance at
American Express

Corporate
Responsibility and
Sustainability

Audit Committee
Matters

Executive
Compensation

Shareholder
Proposals

Stock Ownership
Information

Other
Information

2025 CEO Compensation Mix



96% AT RISK

| 4% | 23% | 73% |

- Base Salary
- Annual Incentive Award (AIA)
- Long-Term Incentive Award (LTIA)

CEO Total Direct Compensation

The CEO's 2025 total direct compensation decision is consistent with our pay-for-performance philosophy and focuses on variable and "at-risk" compensation that is closely aligned with Company performance and sensitive to the Company's stock performance. The chart above shows that 96% of the CEO's annual 2025 compensation is performance based with a significant portion (73%) tied to the future performance of the Company.

The CEO's compensation shown in the chart reflects the target direct compensation for 2025 that was set at the beginning of the year, as well as the actual total compensation approved by the Board. Total CEO compensation reflects the CBC's decisions in January 2026 taking into consideration individual and Company performance in 2025, external positioning and relevant benchmarks given performance and CEO experience.

The CBC determined actual compensation for 2025 to be $48.1 million, 37% above target and 23% above actual compensation for 2024. The 2025 outcome is driven by a combination of an AIA of $11.3 million based on significant outperformance against Company goals and individual leadership contributions, and an LTIA of $35 million, granted in 2026, which was set in reflection of competitive positioning and in recognition of significant outperformance both against the Company's 2025 goals and against our peers, including record revenues of $72.2 billion (up 10% / 9% FX-adjusted[1] from 2024), EPS of $15.38 (up 10% from 2024, or 15% adjusted for the 2024 sale of Accertify[2]) and ROE of 34%.

Additionally, the CBC reviewed relevant benchmarks and recognized the significant outperformance on TSR with 26% one-year, 160% three-year and 226% five-year performance, outperforming the S&P Financials Index by 11, 92 and 123 percentage points, respectively, over the past five years[3].

CEO Total Compensation Year over Year



CEO Total Compensation ($000)

2024 Target	2024 Actual	2025 Target	2025 Actual
$29,750	$39,000	$35,000	$48,078
$22,250	$27,000	$27,000	$35,000
$6,000	$10,500	$6,250	$11,328
$1,500	$1,500	$1,750	$1,750

- Base Salary ■ AIA ■ LTIA

---

(1)   Refer to footnote 1 under "2025 Financial Performance Highlights" on page 2 for details regarding FX-adjusted information.

(2)   EPS growth adjusted for the prior year gain on sale from Accertify is a non-GAAP measure. Refer to footnote 3 under "2025 Financial Performance Highlights" on page 2 for details regarding adjusted EPS and Annex A for a reconciliation to EPS on a GAAP basis.

(3)   Refer to footnote 1 under "2025 Company Performance" on page 48 for details regarding TSR. Calculations are as of December 31, 2025.

Section 2: Compensation Governance Practices and Pay Principles

Governance Practices

The Company's executive compensation program is overseen by the CBC with the advice and support of the Company's independent compensation consultant, Semler Brossy, as well as the Company's Management team. The following are key characteristics of the Company's executive compensation program, which we believe best serve the interests of our shareholders and promote good governance.

WHAT WE DO

- Link a significant portion of pay to business and stock performance.
- Employ robust goal-setting processes to align goals with Company strategy.
- Bind cash incentives and equity awards to recoupment and forfeiture provisions.
- Apply clawback provisions for all NEOs in the event of a restatement or detrimental conduct.
- Recoup the CEO's annual cash incentive award at the discretion of the CBC if the Company does not achieve acceptable performance in the following year.

- Discourage imprudent risk-taking, including confirmation by the Chief Risk Officer that actual results are achieved within the Company's Risk Appetite Framework.
- Maintain significant NEO stock ownership requirements.
- Cap annual cash incentive payment for NEOs.
- Prohibit executive officers from hedging Company stock or margining or pledging shares.
- Have double-trigger change-in-control provisions.

WHAT WE DON'T DO

- Pay dividends or dividend equivalents on unvested Performance Restricted Stock Units granted to NEOs before they vest.
- Provide excessive perquisites, benefits or severance benefits.
- Make excise tax gross-ups upon a change-in-control.

- Maintain individual employment agreements or change-in-control arrangements.
- Reprice options.

Pay Principles

We believe our executive compensation program is thoughtful, consistent and continues to align with the Company's business strategies.

We align pay with Company performance.	Pay is aligned to support a long-term, high-performing business model.
We link the majority of pay to long-term business strategies and key priorities.	NEO pay places increased emphasis on performance-based incentives, along with a meaningful stock ownership requirement.
We measure performance against challenging goals.	These goals, which include effective risk management, are established at the start of each performance cycle and are aligned with our key business priorities.
We discourage imprudent risk-taking.	This is accomplished by avoiding undue emphasis on any one metric or short-term goal.

We continue to review our pay principles with input from shareholders and regulators, including the Board of Governors of the Federal Reserve and the Office of the Comptroller of the Currency.

Section 3: Compensation Programs

The following table summarizes the key elements of our executive compensation program and demonstrates the program's focus on annual and long-term incentive compensation that is closely aligned with Company performance and is sensitive to the Company's stock performance. The CBC periodically reviews the Company's executive compensation programs based on market data and performance and, in 2025, approved changes that are discussed in more detail in the following pages.

		Form of Payment	Performance Period	Description of Compensation Component	For More Information
FIXED	**Base Salary**	**Cash**	Ongoing	• The fixed portion of total direct compensation • Ensure appropriate balance between external market practice and internal alignment for executives with a comparable scope of responsibilities	Page 54
AT RISK PAY	**Annual Incentive Award (AIA)**	**Cash**	One year	• Annual cash-denominated performance- based component of executive compensation, designed to recognize Company performance and individual performance, including attainment of goals, demonstration of leadership behaviors and prudent risk management • Company performance determined against a balanced set of goals across shareholder, customer, colleague and strategic categories as well as execution and risk management factors, approved by the CBC	Pages 54-55
	Long-Term Incentive Award (LTIA)[(1)]	**100% Performance Restricted Stock Units (PRSUs)**	Three years	• Align incentives with shareholder interests and the Company's long-term financial objectives • Granted annually with a three-year cliff vesting period • Vesting of awards contingent on relative ROE and relative TSR performance versus a set of performance peers • Dividends are accrued on the target number of shares and are paid out after vesting	Page 56

(1)   For long-term incentive awards granted in 2025 for the 2024 performance year, awards were granted 80% in the form of PRSUs and 20% in the form of Stock Options. Stock Options cliff-vest following a three-year vesting period, subject to positive cumulative net income over the three-year performance period.

Base Salary

Base salary is the fixed portion of total direct compensation for our executive officers, including the NEOs. Salaries are set at a level to provide competitive fixed pay reflective of an executive's role, responsibilities and individual performance. The CBC periodically reviews salaries as part of total compensation reviews; salary increases are not automatic or guaranteed.

Annual Incentive Award

The AIA is structured to reflect specific and measurable Company goals, approved by the CBC at the beginning of the year, including key objectives in four categories: Shareholder, Customer, Colleague and Strategic. Additionally, the Company's risk management performance is reviewed in relation to the external economic and competitive environment and the Company's Risk Appetite Framework. The Compensation and Benefits Committee believes each performance metric, along with strong risk management, are key drivers of Company performance and directly linked to shareholder value creation.

The CBC uses the same Company Scorecard to determine annual incentives for all executives to promote an enterprise-wide focus. The Company Scorecard for 2025 is based on the following metrics with intra-category metric weightings detailed for transparency below:

 **SHAREHOLDER**   **60%**

Focuses on performance against our financial objectives and continuously driving value for our shareholders
- Revenue Growth (50%)
- Earnings per Share (25%)
- Return on Equity (25%)

CUSTOMER   **10%**

Emphasizes the importance of maintaining and building our relationships with customers across our integrated platform
- Retention (50%)
- Merchant Locations (50%)

 **COLLEAGUE**   **10%**

Focuses on building, maintaining and motivating a best-in-class team necessary to execute our financial and strategic objectives
- Talent Retention (50%)
- Culture (50%)

 **STRATEGIC**   **20%**

Maintains focus on accomplishments related to our long-term goals and sustainable shareholder value creation with specific objectives
- Continue to expand leadership in the premium consumer space
- Build on our strong position in commercial payments
- Build growth momentum in International
- Strengthen our global, integrated network
- Strengthen our risk and control frameworks to sustainably support the Company's growth
- Uplift our processes and capabilities in support of the Company's growth to a higher Category Bank

RISK MANAGEMENT

To ensure a strong risk management framework and to maintain a safe and sound operating environment and business practices, the Company's risk-taking and risk management activities are reviewed in relation to the external economic and competitive environment and the Company's Risk Appetite Framework.

In determining 2025 AIA payouts, the CBC considered Company performance against goals set at the beginning of the fiscal year along with individual performance and risk management. The design works as follows for each NEO, although implied payout ranges are based on the CBC's assessment and in no case may the Company performance multiplier exceed 150% of the target:



Well Below (Committee Discretion)
Below
Outperform
Significantly Outperform
0%
70%
100%
130%
150%
INDIVIDUAL NEO TARGET AMOUNT
×
COMPANY PERFORMANCE (Multiplier: 0-150%)
×
INDIVIDUAL PERFORMANCE (Multiplier: 0-125%)
=
ANNUAL INCENTIVE AWARD PAYOUT (Range: 0-187.5%)
60% Shareholder
20% Strategic
10% Colleague
10% Customer
0%
187.5%
Payout Range

The actual payout is subject to reduction based upon the Compensation and Benefits Committee's assessment of the Company's risk management performance during the year.

Company Performance

In assessing Company performance for our AIA, the CBC considers performance of metrics in the Shareholder, Customer and Colleague categories, as well as the quantitative and qualitative impact of accomplishments in the Strategic category. Performance of metrics is evaluated relative to a 100% AIA achievement level. These 100% AIA achievement levels are set at the beginning of the year and represent the performance needed for Management to achieve target AIA payout. The performance of any single metric or category does not, itself, result in the achievement of a 100% Company performance multiplier. Rather, the performance outcome ratings across all metrics and categories are weighted to arrive at an overall Company performance outcome. Based on this aggregate performance outcome, and in context of the macroeconomic environment and the Company's risk management, the CBC assigns a payout multiplier on a scale from "Well Below" (Committee Discretion, <70%) to "Significantly Outperform" (150%).

See the "2025 Performance Multiplier—Company" section on pages 59-62 for more information.

Individual Performance

In determining each NEO's individual performance multiplier, the CBC considers the CEO's assessment of such NEO's performance relative to their individual leadership contributions, as well as key quantitative and qualitative accomplishments against long-term strategic priorities. In addition, the CBC considers how each executive embodied American Express' Blue Box Values and Leadership Behaviors (Setting the Agenda, Bring Others With You and Doing It the Right Way) and managed risk. The CEO's individual performance multiplier is determined through a formal annual review process involving the solicitation of formal feedback from each independent director on our Board at the end of each year. The maximum individual performance multiplier for leadership performance in 2025 was 125%.

See the "2025 Performance Multiplier—Individual" section on pages 63-65 for more information.

Annual Incentive Award (2026 Performance Year)

Following an extensive review of market practices, the CBC determined to adjust the maximum AIA payout opportunity from 187.5% to 200% of target by increasing the maximum individual performance multiplier to 133% (vs. 125% in 2025). This change is intended to align the competitiveness of the Company's program with prevailing market practice through an appropriate balance of Company and individual performance while also enhancing performance differentiation. This change will take effect beginning with the 2026 performance year and 2027 payout.

Long-Term Incentive Award

Our LTIA aligns NEOs' interests with those of shareholders and establishes retention incentives through multi-year, performance-based vesting periods. Consistent with our annual compensation cycle, LTIA is granted in the year following the applicable performance year. For the 2025 performance year, LTIA was granted in February 2026.

In 2025, the Compensation and Benefits Committee conducted an assessment on the effectiveness of the Company's long-term incentive program. As a result of this assessment, the Committee approved changes to our LTIA program to no longer include stock options and redesigned PRSU awards, beginning with the grant awarded in 2026 for 2025 performance. Delivering executive equity grants as 100% PRSUs simplifies the program, strengthens pay-for-performance alignment, and reflects the Company's commitment to sound governance and long-term value creation.

Incorporating feedback from shareholders, the redesigned LTIA program utilizes a new LTIA Performance Peer Group of companies in the S&P 500 Financials Index and continues to emphasize ROE performance, with payouts of up to 125% of the target shares granted based on top quartile three-year relative ROE performance compared to the new group of peer constituents. Additionally, the outcome on relative TSR is applied as a modifier as opposed to a limit in the prior program, with three-year top quartile relative TSR performance against the new peer group resulting in a ±20% adjustment to the ROE performance payout. As a result, the PRSUs granted under our redesigned LTIA program allow for a maximum payout of up to 150% of the originally granted target shares as opposed to a maximum payout of 120% in the prior program. The updated design is intended to further strengthen pay-for-performance alignment by benchmarking performance against the broader financial services sector, increasing the influence of relative TSR, and introducing upside and downside payout dynamics that are more closely aligned with peer practices.

The elements in the table below describe the LTIA granted for the program, effective in 2026:

Element	Key Metrics	Features
PRSUs (100% of award)	▪ 3-year average ROE compared to LTIA Performance Peer Group ▪ 3-year TSR compared to LTIA Performance Peer Group	▪ Three-year cliff vesting period ▪ Vesting tied to three-year relative ROE and TSR performance ▪ 0-150% of target shares awarded

Performance Restricted Stock Units (PRSUs)

As a financial institution with a loan portfolio and fee income, we consider returns on capital to be an indicator of high performance. The 2026 program requires above median performance for both relative ROE and TSR for PRSUs to vest at target. A median relative ROE and TSR performance would result in below target vesting emphasizing the requirement of high performance relative to peers for a strong outcome.

AXP Relative ROE Performance(1)	Vesting%(2)
≥75th percentile (Maximum)	125%
55th percentile (Target)	100%
45th percentile	80%
35th percentile	50%
<35th percentile (Threshold)	0%

X

AXP Relative TSR Performance(1)	Modifier%(2)
≥75th percentile (Maximum)	120%
55th percentile (Target)	100%
<25th percentile (Threshold)	80%

(1) Relative to the applicable LTIA Performance Peer Group.

(2) Straight-line interpolation applies if performance is between two points.

2026 LTIA Performance Peer Group

For the purposes of comparing our ROE and TSR performance, we use our LTIA Performance Peer Group. As part of its review of the LTIA program, the Committee evaluated whether the 2025 LTIA Performance Peer Group continued to provide an appropriate and rigorous benchmark for relative performance. To enhance rigor and strengthen alignment with broader market expectations, the Committee approved transitioning the LTIA Performance Peer Group to the constituent companies of the S&P 500 Financials Index as of December 31, 2025 for the PRSU grants in 2026. This peer group is externally defined, widely used and reflective of the broader financial services landscape in which the Company competes.

Section 4: Compensation Determination Process

Annual Compensation and Decision-Making Process

The CBC is responsible for assisting the Board in its oversight responsibilities related to executive compensation programs, including determining the payouts for the last completed fiscal year and setting the annual performance goals for the upcoming performance cycle for each of our executive officers including the CEO. Typically, the CBC follows the key activities outlined below:

ESTABLISH	ASSESS	REVIEW	EVALUATE	APPROVE	FINALIZE
▪ Establish metrics and goals for the current year and review prior year Company performance	▪ Assess progress towards strategies relating to colleague experience initiatives	▪ Review progress toward goals ▪ Review shareholder engagement inputs	▪ Evaluate any updates to existing governance protocols ▪ Evaluate performance against goals set at the beginning of the year	▪ Approve incentive awards for the CEO and other executive officers taking into consideration risk outcomes ▪ Approve the CD&A and Compensation Tables	▪ Finalize target compensation for the CEO and other executive officers

Peer Group and Benchmarking

Our pay program is designed to reward achievement of financial and strategic goals and to attract, retain and motivate our leaders in a competitive talent market. The CBC periodically examines pay practices and pay data for our compensation peer group (Compensation Peer Group) as a source of benchmarking data to better understand the competitiveness of our compensation program and its various elements. While the benchmarking data is used to assess the competitiveness of our compensation program, it is only one of a number of factors used to make final pay decisions. The Compensation Peer Group is different than our LTIA Performance Peer Group which is selected for industry and financial metric comparability to assess our relative financial performance in determining potential LTIA vesting.

How We Select the Company's Compensation Peer Group

In 2025, the CBC conducted an extensive review of the Compensation Peer Group with its independent compensation consultant to ensure it continues to reflect the Company's current business profile, strategy, and competitive environment. After review and assessment, the Committee approved a refreshed Compensation Peer Group that includes new technology businesses while continuing to include prominent S&P 500 companies with revenue levels similar to ours. The refreshed Compensation Peer Group adds Adobe, IBM, Salesforce, Uber and Verizon and removes Coca-Cola, Colgate-Palmolive, Cisco and Discover.

The Compensation Peer Group is set forth below and is split between the following categories we primarily compete for talent with: (1) financial institutions; (2) iconic global consumer brands; and (3) payment and technology businesses.

Compensation Peer Group for 2025					
Financial Institutions		**Iconic Global Consumer Brands**		**Payment & Technology Businesses**	
▪ Bank of America ▪ BNY ▪ BlackRock ▪ Capital One Financial ▪ Citigroup	▪ Goldman Sachs ▪ JPMorgan Chase ▪ Morgan Stanley ▪ U.S. Bancorp ▪ Wells Fargo	▪ Nike ▪ PepsiCo ▪ Starbucks ▪ Uber ▪ Verizon		▪ Adobe ▪ IBM ▪ Mastercard ▪ PayPal ▪ Salesforce ▪ Visa	

Role of the Independent Compensation Consultant

The CBC is composed solely of independent directors. The CBC is responsible for approving our executive officer compensation decisions. It has retained Semler Brossy as its independent compensation consultant to provide counsel on various compensation-related matters, including peer group selection and competitive market assessment, market insights and trends in executive compensation and Management's proposed levels of compensation. The CBC held five meetings over the course of 2025, all of which ended with executive sessions without Management present. During 2025, Semler Brossy attended CBC and AENB board meetings, including certain executive sessions, and provided compensation advice independent of the Company's Management. Semler Brossy does not engage in other work for the Company. The CBC assessed the independence of Semler Brossy pursuant to SEC rules and concluded that their work did not raise any conflicts of interest.

Section 5: 2025 Compensation Decisions and Outcomes

2025 AIA

2025 Performance Multiplier—Company

As described in the AIA overview section, the Company performance multiplier is determined based upon performance in four categories: Shareholder, Customer, Colleague and Strategic. The CBC evaluated the following results relative to 100% AIA achievement levels, which were set at the beginning of 2025 and then assessed in light of the relative context of actual Company and risk management performance for all NEOs.

For the Shareholder category in addition to presenting our 100% AIA achievement level, we present a comparative historical industry benchmark to give additional context for our performance. While all four categories are assessed against pre-established 100% AIA achievement levels, certain elements within the Customer and Colleague categories contain highly sensitive goals, the disclosure of which could cause significant competitive harm to American Express; in these instances, we have provided a summary.

See our Annual Report for full discussion of the Company's financial performance.



SHAREHOLDER 60%

This category focuses on financial performance and driving value for our shareholders.

In 2025, the 100% AIA achievement levels were set at historical industry benchmarks. To drive differentiated shareholder value creation, we continue to aspire to outperform the 100% AIA achievement levels.

For 2025, our performance across the Shareholder category yielded an outcome of Significantly Outperform given that all three metrics outpaced historical industry benchmarks:

- Record revenues of $72.2 billion, up by 10% / 9% FX-adjusted[1] YoY
- Grew EPS to $15.38, up by 10% versus the prior year, or 15% adjusted for the 2024 sale of Accertify[2], and returned $7.6 billion of capital to our shareholders through both share repurchases and dividends, while continuing to invest in our customers and colleagues
- Continued to deliver strong returns of 34% ROE, driven by our spend and fee-led model



Metric (intra-category weight)	Link to Shareholder Value	Comparative Historical Industry Benchmark[1]	2025 Performance Summary	2025 Outcome
50% **Revenue Growth**	Delivering high levels of revenue growth on a sustainable basis is a key driver of the Company's growth plan.	6%	Scale: Well Below / Below / 100% AIA Achievement Level / Outperform / Significantly Outperform. 100% AIA Achievement Level: 6%; 2025 Outcome: 9%[2] (Significantly Outperform)	**Significantly Outperform**
25% **EPS**	Reflects the Company's overall financial performance, including our focus on driving expense efficiencies and our prudent approach to risk management.	10%	Scale: Well Below / Below / 100% AIA Achievement Level / Outperform / Significantly Outperform. 100% AIA Achievement Level: $14.70, 10% YoY; 2025 Outcome: $15.38, 15% YoY (Significantly Outperform)	**Significantly Outperform**
25% **ROE**	Achieving strong returns creates value for our shareholders and incentivizes disciplined capital deployment.	Mid-teens	Scale: Well Below / Below / 100% AIA Achievement Level / Outperform / Significantly Outperform. 100% AIA Achievement Level: 28%; 2025 Outcome: 34% (Significantly Outperform)	**Significantly Outperform**

(1) Refer to footnote 1 under "2025 Financial Performance Highlights" on page 2 for detail regarding FX-adjusted information.

(2) EPS growth adjusted for the prior year gain on sale from Accertify is a non-GAAP measure. Refer to footnote 3 under "2025 Financial Performance Highlights" on page 2 for details regarding adjusted EPS and Annex A for a reconciliation to EPS on a GAAP basis.

 **CUSTOMER**   **10%**

This category emphasizes the importance of maintaining and building relationships with customers across our integrated payments platform.

The 100% AIA achievement levels for the Customer category are set at levels that maintain strong engagement with our customers, which can lead to higher billed business, revenue and earnings. For 2025, our performance across the Customer category resulted in an overall performance outcome of Outperform. While the CBC evaluates performance against pre-established 100% AIA achievement levels for this category, certain elements contain highly sensitive information. Therefore, the 100% AIA achievement levels and 2025 performance outcomes below are summarized to avoid competitive harm to the Company.

Metric (intra-category weight)	Link to Our Customers	100% AIA Achievement Level	2025 Performance	2025 Outcome
50% **Retention** 50%	Retention measures our ability to maintain engagement with our card members and drives the ability to grow our billed business.	Mid-90%	High 90%	**Outperform**
50% **Merchant Locations** 50%	The ability to expand our accepting merchant locations is critical to sustaining virtual parity coverage in the U.S. and continuing to grow international coverage.	Grow by ~5%	Significantly More than 5%	**Significantly Outperform**

 **COLLEAGUE**   **10%**

This category focuses on building, retaining and motivating a best-in-class team to achieve our financial and strategic objectives.

The 100% AIA achievement levels for the Colleague category are set at levels that support our ability to build, retain and motivate a talented workforce and drive productivity, revenue, innovation and resilience. For 2025, performance across the Colleague category resulted in an overall performance outcome of Significantly Outperform. While the CBC evaluates performance against pre-established 100% AIA achievement levels for this category, certain elements contain highly sensitive information. Therefore, the 100% AIA achievement levels and 2025 performance outcomes below are summarized to avoid competitive harm to the Company.

Metric (intra-category weight)	Link to Enterprise Value	100% AIA Achievement Level	2025 Performance	2025 Outcome
50% **Talent Retention** 50%	Retaining high performing and high potential talent enables implementation of our strategic business objectives	Achieve top-talent retention in line with historical retention across our business units	Retained top talent significantly above historical retention rates across business units and above external benchmarks	**Significantly Outperform**
50% **Culture** 50%	Promoting a strong Company culture through high levels of colleague engagement to successfully execute our business strategies	Maintain strong colleague engagement favorability in line with external benchmarks	Achieved exceptional colleague engagement survey results well above external benchmarks, indicating continued strong Company culture and reinforcing our colleagues' connection to the Company's Blue Box Values	**Significantly Outperform**



STRATEGIC	20%
This category focuses on accomplishments related to our long-term strategic goals and sustainable shareholder value creation.	**2025 Outcome**
For the Strategic category, 100% AIA achievement represents continued progress toward the strategic objectives we set at the beginning of 2025. Selected achievements are presented below, demonstrating the overall performance outcome of Outperform for the Strategic category.	**Outperform**

Continue to expand leadership in the premium consumer space

- Continued to generate strong demand for premium products, increasing marketing spend year-over-year with strong investment returns with over 70% of new consumer account acquisitions on fee-paying products
- Invested in enhanced benefits across card products, including refreshing the U.S. Consumer Platinum Card, and maintained strong retention levels
- Enhanced our Membership Model with the expansion of our hotel network, the opening of two new Centurion Lounges to bring the total to 31 Centurion Lounges globally, and a multi-year partnership with Toast to enhance hospitality experiences across Resy, Tock and Toast's restaurant networks
- Invested in our digital capabilities and experiences, including the launch of a new Amex Travel App and a new app experience for our U.S. Platinum Card Members
- Continued to drive generational relevance, with approximately 75% of U.S. Consumer Gold and Platinum card acquisitions coming from Millennial & Gen-Z customers
- Grew the high-yield savings account program with 8% growth in balances, which continues to drive demand from younger customers
- Maintained our best-in-class credit performance through our premium strategy, with stable net write-off and delinquency rates

Build on our strong position in commercial payments

- #1 U.S. Small Business Issuer by volume[1]
- 13% International SME & Large Corporate FX-adjusted billed business growth[2]
- Maintained strong new account acquisitions and customer retention
- Refreshed the U.S. Business Platinum Card with enhanced value propositions
- Acquired Center to add expense management capabilities to our industry-leading card products
- Continued to scale our offerings beyond the card, including lending, checking and cashflow management products
- Maintained our leadership position with large and global clients

Build growth momentum in International

- 13% International Card Services FX-adjusted billed business growth[2]
- 21% international Millennial and Gen-Z consumer FX-adjusted billed business growth[2]
- Focused growth on top 15 countries where we operate outside the U.S.
- Refreshed products in close to a dozen countries around the world
- Renewed several key cobrand partnerships including British Airways, Air France-KLM and ANA
- Accelerated the growth of the premium Consumer and Small Business Services customer base through strong increases in customer acquisition

Strengthen our global, integrated network

- Maintained virtual parity coverage in the U.S., with approximately 99% of credit-card accepting merchants able to accept American Express[3]
- Continued to expand our coverage globally, reaching over 170 million American Express-accepting merchant locations worldwide[4]
- Continued to modernize and transform acquiring and network capabilities

Strengthen our risk and control frameworks to sustainably support the Company's growth

- Advanced initiatives that strengthened risk management and enabled risk reduction, including enhancement of risk management policies and frameworks, updating risk management committee and organizational structures, and progressing our staffing and training plan

- Strengthened the Enterprise Risk Identification and Assessment Program to support the Company's prioritization and management of risks in line with our risk appetite

- Invested in capabilities to strengthen our risk and control frameworks

Uplift our processes and capabilities in support of the Company's growth to higher Category Bank

- Enhanced processes and capabilities to address incremental regulatory requirements applicable to the Company in 2025
- Remain on track to meet additional regulatory requirements in accordance with their phased implementation timelines

[1] Source: The Nilson Report, May 2025 "Small Business Credit Cards" by Issuer for 2024, Argus Advisory, a TransUnion Company, data through November 2025 and internal calculations.
[2] Refer to footnote 1 under "2025 Financial Performance Highlights" on page 2 for details regarding FX-adjusted information.
[3] Source: Company internal data and The Nilson Report, February 2026.
[4] Refer to footnote 2 under "2025 Financial Performance Highlights" on page 2 for details regarding our estimated LIF as of December 2025.

2025 Performance Multiplier—Company

When considered collectively and weighted across Shareholder, Customer, Colleague and Strategic categories, the 2025 performance resulted in an enterprise performance outcome of Significantly Outperform. Based on this enterprise-wide performance outcome, as well as the risk management assessment, the CBC approved the 2025 Company performance multiplier of 145%. AIA payouts for 2025 performance occurred in February 2026.

Rating Category	Weight	Performance Outcome
Shareholder	60%	Significantly Outperform
Customer	10%	Outperform
Colleague	10%	Significantly Outperform
Strategic	20%	Outperform

=

2025 COMPANY PERFORMANCE OUTCOME
Significantly Outperform
Company Performance Multiplier: 145%

Performance Multiplier—Individual

The CBC differentiates and rewards leadership performance through the individual performance multiplier. Factors considered in determining the appropriate individual performance multiplier for the NEOs included the assessment of risk-taking, risk management and performance against the Company's leadership behaviors (Setting the Agenda, Bring Others With You and Doing It the Right Way). The CEO's individual performance multiplier is also determined through a formal annual review process, including the development of formal objectives at the beginning of each year, and the solicitation of formal feedback from each independent director on our Board at the end of each year. The maximum individual performance multiplier for leadership performance in 2025 was 125%.

The following is a summary description of each NEO's individual performance highlights for fiscal year 2025.

S.J. Squeri	Chairman and Chief Executive Officer

INDIVIDUAL PERFORMANCE HIGHLIGHTS

- Led a high-performing leadership team with an enterprise mindset, emphasizing strong collaboration across the organization and with senior leadership, navigating a dynamic environment to deliver results that significantly outperformed the Company's performance goals, including revenue growth of 10% reported, or 9% FX-adjusted[1], EPS of $15.38, up 10% year-over-year, or 15% adjusted for the prior-year sale of Accertify[2] and ROE of 34%, while increasing investments in technology and marketing to continue to drive sustained business growth and strong financial performance.
- Continued to drive the Company's strategy and deliver on the Company's strategic goals in its "Framework for Winning," including expanding its leadership position with premium consumers, continuing to build on its strong position in commercial payments and growth momentum in international and strengthening its global integrated network.
- Led with a strong focus on effective risk management, reinforcing clear leadership expectations and strengthening the enterprise-wide risk culture while supporting ongoing uplift of risk processes and capabilities.
- Actively engaged with the financial community, investors, regulators, customers, partners, and colleagues globally to effectively communicate the Company's long-term growth strategy.
- Continued to invest in the Company's talent strategy by developing the depth and strength of the executive leadership team, expanding experiences of key leaders to drive greater synergies across the Company and creating a Global Innovation role to scale emerging technologies, all while reinforcing the Blue Box Values.

PERFORMANCE MULTIPLIER	**125%**

C.Y. Le Caillec — Chief Financial Officer

INDIVIDUAL PERFORMANCE HIGHLIGHTS

- Provided disciplined financial leadership for the Company to support revenue growth of 10% reported, or 9% FX-adjusted[1], and EPS of $15.38, up 10% year-over-year, or 15% adjusted for the prior-year sale of Accertify[2].
- Continued strong engagement with the financial community to drive understanding of the Company's financial performance and long-term strategy.
- Led the strategy and execution of the Company's capital and liquidity programs and effectively engaged with U.S. regulators, while also leading the enterprise-wide effort to upgrade the Company's capabilities to meet Category III bank requirements, deploying investments to upgrade technological capabilities to improve operational efficiency.
- Strengthened the Finance organization's leadership pipeline by providing leaders with expanded and differentiated experiences.

PERFORMANCE MULTIPLIER   **125%**

D.E. Buckminster — Former Vice Chairman

INDIVIDUAL PERFORMANCE HIGHLIGHTS

- Seamlessly transitioned to Vice Chairman and Strategic Advisor after successfully leading Global Advertising and Brand Management, Corporate Development and China strategy.
- Provided strategic guidance and integral leadership expertise on several critical projects, helping to drive the overall strategic direction of the Company and accelerate global growth opportunities.
- Continued to reinforce strong risk management and risk culture within the Company.
- Developed senior leaders and strengthened the enterprise leadership pipeline and culture.

PERFORMANCE MULTIPLIER   **116%**

H.M. Grosfield — Group President, U.S. Consumer Services

INDIVIDUAL PERFORMANCE HIGHLIGHTS

- Strengthened the U.S. Consumer premium card franchise through disciplined investment and partner co-funding, anchored by a successful Platinum refresh that expanded member value, enhanced digital engagement and scaled premium experiences.
- Successfully expanded leadership responsibilities across multiple key areas of the Company including enterprise-wide Technology, Global Advertising and Brand Management and Corporate Development.
- Continued to drive meaningful progress on the Company's risk management initiatives by strengthening enterprise risk culture and effectively engaging with regulators.
- Invested in leadership and talent to drive enterprise-wide outcomes, strengthened collaboration and advanced innovation and digital differentiation.

PERFORMANCE MULTIPLIER   **125%**

R.D. Joabar — Group President, Global Commercial Services

INDIVIDUAL PERFORMANCE HIGHLIGHTS

- Provided enterprise leadership and expertise across the organization, shaping the strategic direction of Global Commercial Services to advance commercial strategy, digital innovation, and competitive positioning.
- Oversaw the Global Servicing organization and supported the development of our Servicing Strategy and technology initiatives to improve customer outcomes and service delivery.
- Strengthened enterprise compliance and control management by enhancing governance, accountability, and organizational alignment, including dedicated control management leadership and increasing focus on risk culture.
- Strengthened the leadership pipeline and evolved the operating model to drive accelerated execution against strategic priorities.

PERFORMANCE MULTIPLIER   **115%**

(1) Refer to footnote 1 under "2025 Financial Performance Highlights" on page 2 for details regarding FX-adjusted information.

(2) EPS growth adjusted for the prior year gain on sale from Accertify is a non-GAAP measure. Refer to footnote 3 under "2025 Financial Performance Highlights" on page 2 for details regarding adjusted EPS and Annex A for a reconciliation to EPS on a GAAP basis.

Summary of NEOs' AIA for 2025

The following table summarizes the actual AIA paid to each NEO for the 2025 performance year (in thousands).

	Target AIA	x	Company Performance Multiplier	x	Individual Performance Multiplier	=	Actual AIA
S.J. Squeri	$6,250		145%		125%		$11,328
C.Y. Le Caillec	$3,250		145%		125%		$ 5,900
D.E. Buckminster	$4,000		145%		116%		$ 6,700
H.M. Grosfield	$3,250		145%		125%		$ 5,900
R.D. Joabar	$3,150		145%		115%		$ 5,250

Settlement of PRSUs Granted in February 2023

In January 2026, the CBC determined and certified the Company's actual results relative to its LTIA Performance Peer Group over the three-year period ending on December 31, 2025. As illustrated below, based on the average three-year ROE performance at the 91st percentile and TSR performance at the 77th percentile, each relative to our established LTIA Performance Peer Group for the 2023 – 2025 performance period, the performance shares awarded to our NEOs vested at 120% of the target shares, representing the maximum payout under the program.


2023-2025 ROE Performance
91st Percentile
100th Percentile
Resulting Vesting
<25th Percentile 0% Threshold
25th Percentile 50%
50th Percentile 80%
75th Percentile 100% Target
≥90th Percentile 120% Maximum
Vesting at Maximum 120%
MODIFIER 2023-2025 TSR Performance
77th Percentile
100th Percentile
Resulting Vesting
<67th Percentile Capped at 100%
≥67th Percentile No Impact to Vesting

Vesting of 2022 Special Award

In October 2025, the CBC determined and certified the achievement of the performance conditions for 75% of the 2022 grant of performance-based, non-qualified stock options (Special Award) to vest. As disclosed in the 2023 Proxy Statement, vesting of the Special Award is subject to achieving (i) total shareholder return (based on the average closing price, inclusive of reinvested dividends to-date, for any 20 consecutive trading days during the four-year period beginning on the grant date) of 40% above the 20-day average closing price preceding the grant date, and (ii) positive cumulative net income for the three-year period from the third quarter, 2022 through the second quarter, 2025 (with respect to 75% of the options) and the four-year period from the third quarter, 2022 through the second quarter, 2026 (with respect to 25% of the options).

The 40% increase in TSR for 20 consecutive trading days was achieved on February 12, 2024 and the positive cumulative net income for the three-year period was achieved on June 30, 2025, which resulted in 75% of the award vesting on October 31, 2025.

The remaining 25% of the Special Award will vest on the fourth anniversary, subject to continued employment with the Company through the applicable anniversary, positive cumulative net income through the second quarter of 2026 and certification of

results by the CBC. For all recipients, vested options may not be exercised until the fourth anniversary of the grant date on October 31, 2026, and no later than the end of the seven-year term of the options on October 31, 2029.

Summary of 2025 NEO LTIA (Granted in February 2026)

Based on Company and individual performance in 2025, the CBC granted the following long-term incentive awards in February 2026. Vesting of these awards is dependent on the achievement of the metrics described on page 56. The award amount for each NEO is as follows (in thousands):

	S.J. Squeri	C.Y. Le Caillec	D.E. Buckminster	H.M. Grosfield	R.D. Joabar
Performance Restricted Stock Units	**$35,000**	**$9,400**	**$6,900**	**$8,300**	**$7,850**

2026 Annual Target Direct Compensation

As discussed in the "Annual Compensation and Decision-Making Process" on page 57, the Compensation and Benefits Committee reviews target direct compensation each year. For 2026, the CBC approved compensation adjustments for Messrs. Squeri, Le Caillec, Grosfield and Joabar. In approving compensation adjustments, the CBC took into consideration the significant role and responsibility for these NEOs as well as other key factors, including Company growth, sustained strong Company and individual performance, and external market positioning. The CBC took into account market benchmarks and perspectives on market pay levels as provided by its independent compensation consultant.

All compensation components except base salary are performance based (in thousands):

	S.J. Squeri	C.Y. Le Caillec	H.M. Grosfield	R.D. Joabar
Base Salary	$ 1,750	$ 1,100	$ 1,000	$ 1,000
AIA[1]	$ 6,250	$ 5,000	$ 4,200	$ 3,900
Performance Restricted Stock Units[2]	$35,000	$ 9,400	$ 8,300	$ 7,850
Total Direct Compensation	**$43,000**	**$15,500**	**$13,500**	**$12,750**

[1]   Actual AIA payout will be based on Company and individual performance in 2026 considering performance against pre-established goals.

[2]   PRSUs cliff vest after three years based on relative ROE and relative TSR performance over the three-year period.

Note: Mr. Buckminster retired on March 6, 2026 and is excluded from this table.

Section 6: Compensation Policies and Practices

Discouraging Imprudent Risk-Taking

Our executive compensation program is:

- ⊘ Structured to provide a balance of cash and stock; annual and long-term incentives; and varied performance measures over different time horizons
- ⊘ Designed to encourage the proper level of risk-taking consistent with our business model and strategies
- ⊘ Designed to be consistent with regulatory principles for safety and soundness

The following policies and procedures help discourage imprudent risk-taking:

Discouraging Imprudent Risk-Taking	
Cross-Section of Metrics	We assess Company performance against a cross-section of key metrics and over multiple time frames to discourage undue focus on short-term results or on any one metric and to reinforce risk balancing in performance measurement. Our incentive plans are not overly leveraged (i.e., there is a cap on the maximum payout).
Annual Risk Goals	Our Chief Risk Officer reviews goals for safety and soundness in relation to the Company's risk appetite and sets certain annual risk goals for the Company at the beginning of each year.
Monitoring of Risk	We continuously monitor relevant metrics, including credit risk and market risk metrics, performance against our risk appetite thresholds as well as material operational risk events on a regular basis. We assign control and compliance ratings to each business unit as part of our annual assessment of performance.
Adjustment of Compensation	At year-end, our Chief Risk Officer meets with the CBC and certifies as to whether actual results were achieved with proper risk governance and oversight and whether the Company executed on its broad range of programs that help to avoid imprudent risk-taking. The Chief Risk Officer issues a year-end memorandum summarizing an overall assessment of the Company's risk profile. If deemed necessary, risk adjustments are made to Company annual incentive funding levels as well as to individual incentive awards.
Deferred Incentive Compensation	At least 50% of total incentive compensation for executive officers is deferred for at least three years with performance-based payout.
Performance-Based Vesting	PRSUs are used in place of time-based RSUs for the Company's senior colleagues.
Stock Ownership Requirements	We have robust stock ownership requirements for our CEO and other executives, including our NEOs.

Stock Ownership Guidelines

Our current stock ownership guidelines require the CEO and our other executive officers, including our NEOs, to own and maintain a substantial stake in the Company. The CEO and our other executive officers, including our NEOs, are required to accumulate shares (i.e., shares owned outright, excluding unvested/unearned shares and unexercised stock options) with a value equivalent to a target multiple of their base salary and to retain 50% of the net after-tax shares received upon vesting or exercise of their equity awards until such guidelines are met. The specific requirements are shown below.

As of March 6, 2026, all of our NEOs own more than their required target number of shares.

Position	Stock Ownership	In Compliance with Guidelines
CEO	10x Annual Salary	⊘
All Other NEOs	3x Annual Salary	⊘

Equity Grant Policy

The CBC maintains a Policy Regarding Granting of Equity Awards (Equity Grant Policy). Under our Equity Grant Policy, the CBC approves annual grants of equity awards to executive officers and certain other executives at a Committee meeting, effective three trading days after we have publicly announced our financial results for the most recently ended fiscal year, or if such date is on or prior to the fourth Monday of January, then the trading day following the fourth Monday of January (Annual Grant Date). In addition to the annual grants of equity awards, equity awards may be granted at other times during the year to newly hired or promoted colleagues, and in other special circumstances. The Equity Grant Policy provides that only the CBC may approve such "off-cycle" grants of equity awards to executive officers and certain other executives effective as of (1) the last trading day of April, July and October and (2) such day that is the Annual Grant Date (each, an off-cycle Grant Date).

Where awards are denominated by value, the number of shares subject to the award is determined using the closing price of our common stock on the NYSE on the applicable grant date. For stock option grants, the exercise price is the closing price of our common stock on the NYSE on the applicable grant date. Beginning with awards granted in 2026, the CBC redesigned the long-term incentive program to no longer grant stock options. We do not time the release of material nonpublic information based on equity award grant dates or for the purpose of affecting the value of executive compensation.

During the fiscal year ended December 31, 2025, we granted Stock Options to our NEOs on the Annual Grant Date in accordance with the terms of our Equity Grant Policy. Given we issued a Current Report on Form 8-K announcing certain executive team changes within one business day following these Stock Option grants, we are providing the following tabular disclosure regarding the timing of such Stock Option grants in accordance with Item 402(x) of Regulation S-K.

Name	Grant Date	Number of Securities Underlying the Award	Exercise Price of the Award ($/Sh)	Grant Date Fair Value of the Award ($)	Percentage Change in the Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Immediately Following the Disclosure of Material Nonpublic Information[1]
S.J. Squeri	1/29/2025	45,120	$315.25	$119.68	1.2%
C.Y. Le Caillec	1/29/2025	9,525	$315.25	$119.68	1.2%
D.E. Buckminster	1/29/2025	11,530	$315.25	$119.68	1.2%
H.M. Grosfield	1/29/2025	9,525	$315.25	$119.68	1.2%
R.D. Joabar	1/29/2025	9,692	$315.25	$119.68	1.2%

[1] The closing price of our common stock on January 29, 2025 was $315.25. The closing price of our common stock on January 30, 2025 (the day we filed a Current Report on Form 8-K) was $318.95.

Clawback and Recoupment Policies

We seek to recover incentive-based compensation from any executive officer, certain other members of senior management and other colleagues under certain circumstances. The Company has three arrangements to clawback or cancel awards:

	Policy for the Recovery of Erroneously Awarded Compensation	Detrimental Conduct Provisions	Incentive Compensation Recoupment Policy
WHO	**Current and former executive officers**	**Approximately 1,900 colleagues at Vice President level and above (including CEO and other NEOs)**	**All colleagues**
WHEN	**Applies in the event of a material accounting restatement of the Company's financial statements** ■ Applicable regardless of fault or involvement in issues that caused or partially caused the need for the restatement	**Applies when colleagues engage in the following detrimental conduct:** ■ Working for a named competitor (applies to approximately 700 colleagues) ■ Soliciting Company colleagues or customers ■ Denigrating the Company in the media or on social media ■ Engaging in other defined misconduct that leads to termination ■ Misappropriation of confidential information or trade secrets ■ Other detrimental conduct categories (e.g., material violation of the Code of Conduct)	**Applies in the event of a material accounting restatement of the Company's financial statements** ■ Colleagues engaged in fraud or misconduct that caused or partially caused the need for the restatement
WHAT	**Recovery of the difference between the amount actually paid and what would have been paid based on the restated financial results**	**Forfeit unvested awards and repay the value of Incentive Compensation Plan awards (including cash annual incentives for executive officers and including dividends/dividend equivalents paid on restricted stock/restricted stock units) that vested in the prior two years**	**Recovery of the difference between the amount actually paid and what would have been paid based on the restated financial results**

In addition, the cash portion of the CEO's AIA is subject to recoupment at the discretion of the CBC if the Company does not achieve acceptable performance in the following year.

Perquisites

We provide limited perquisites to support our objective to attract and retain talent for key positions, as well as to address security concerns. With respect to the CEO, the Company's security policy includes residential security measures and requires the use, to the maximum extent practicable, of Company-provided automobiles and aircraft for travel. In addition, our Former Vice Chairman is permitted personal use of corporate aircraft for travel. Pursuant to the terms of the time-sharing agreements entered into with each such executive, Messrs. Squeri and Buckminster are required to reimburse the Company for any incremental costs incurred for personal travel on the Company's aircraft in excess of the amounts permitted under such agreements. The CBC periodically reviews and approves the terms of such time-sharing agreements for personal use of Company aircraft entered into with the Company in addition to any amendments to those agreements. From time to time, and along with proper approvals in accordance with applicable Company policies, certain of the other NEOs are permitted personal use of the aircraft. Our NEOs are also eligible to receive certain benefits available to all other colleagues with a corporate card including Membership Reward points which are available for personal use.

Pursuant to our security policy, we provide personal security services to certain members of Management where we determine such measures are appropriate and in the best interests of American Express and its shareholders. The costs incurred for Mr. Squeri's personal security in 2025 reflected enhanced security measures and higher security service costs in light of the overall security environment. We do not consider security-related perquisites, including security measures and Company-provided automobiles and aircraft for Mr. Squeri, to be personal benefits, but rather business-related necessities given the high-profile nature of Management positions and the Company's ongoing assessment of the security environment. These amounts are included as perquisites under the "Summary Compensation Table" on page 72 as required by SEC rules. The Company periodically reviews and updates its security policy as needed to address security concerns.

Post-Employment Compensation

Retirement Benefits

NEOs receive retirement benefits through the following plans:

- Retirement Savings Plan (RSP): A qualified 401(k) savings plan available to all eligible U.S. colleagues.
- Retirement Plan: A defined-benefit cash balance retirement plan for eligible U.S. colleagues. Benefit accruals were discontinued in 2007.
- Retirement Restoration Plan (RRP): A U.S. non-qualified savings plan that makes up for RSP and Retirement Plan benefits that would otherwise be lost as a result of contribution limits for qualified plans under U.S. law.
- Non-Qualified Deferral Plan (Deferral Plan): Allows U.S. NEOs to defer a portion of their base salary and AIA payout. The annual deferral limit is equal to one times the NEO's base salary.

NEO retirement benefits are more fully described under Retirement Plan Benefits on pages 76-77 and under Non-Qualified Deferred Compensation on pages 78-79.

Severance: Senior Executive Severance Plan

The CBC must pre-approve severance for the Company's executive officers. Under the Senior Executive Severance Plan, executive officers who are terminated for reasons that make them eligible for severance receive cash severance benefits equal to one and one-half years of base salary and target AIA. We also provide pro rata AIA payment for the year of termination, calculated based on the number of days the executive officer was employed during the calendar year prior to the commencement of severance, at the discretion of the CBC. Equity awards issued under the ICP continue to vest and certain benefits continue during the severance period, unless the executive begins full-time, outside employment. U.S.-based executive officers who are age 65 or older are not eligible for severance, unless the CBC specifically approves severance for such an executive.

To protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation, confidentiality and non-denigration provisions during the period of time they are receiving severance. Our uniform severance plan helps to avoid special treatment and provides an important enforcement mechanism for these protections.

Tax Treatment

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the deductibility of compensation paid to our NEOs to $1 million per year. The CBC maintains the flexibility to pay non-deductible incentive compensation, as we believe it is important to consider all relevant factors to attract, retain and reward our executives for their contributions to the Company's success.

Proxy Summary

Corporate Governance at American Express

Corporate Responsibility and Sustainability

Audit Committee Matters

Executive Compensation

Shareholder Proposals

Stock Ownership Information

Other Information

Section 7: Report of the Compensation and Benefits Committee

The CBC has reviewed and discussed the CD&A with Management. Based on its review and discussion, it recommended the Board approve, and the Board approved, the inclusion of the CD&A in this Proxy Statement.

COMPENSATION AND BENEFITS COMMITTEE

Lynn A. Pike, Chair	Theodore Leonsis
Thomas J. Baltimore	Daniel L. Vasella
John J. Brennan	Noel Wallace

2025 Compensation Tables

Note Regarding Total Direct Compensation Decisions and Summary Compensation Table

It is important to recognize that the way the CBC presents total direct compensation is different from the SEC-required disclosure in the Summary Compensation Table on the following page and is not a substitute for the information in that table.

In summary, the main difference between the Summary Compensation Table and total direct compensation is the timing of disclosure related to equity awards. The chart below details this methodology.

		Summary Compensation Table*	Total Direct Compensation
Concept and Purpose		Uses SEC methodology, which includes a mix of both cash compensation actually earned during 2025 and estimated value of equity *granted* in 2025 SEC-mandated compensation disclosure	Includes only pay that is *awarded* based on 2025 performance and reflects the CBC's January 2026 compensation decisions for equity awards
Calculated as a sum of:	Base salary	▪ Base salary *paid in* 2025	▪ Base salary *set for* 2025
	Annual bonus	▪ Annual cash bonus earned for 2025 performance, excluding any incentive deferred into equity	▪ Total annual bonus (AIA) awarded for 2025 performance, regardless of form of payment (i.e., cash or equity)
	Equity awards	▪ Accounting value of equity awards granted in 2025 (PRSUs, RSUs and SOs as applicable). For PRSUs, these awards align with the program disclosure in the 2025 Annual Proxy Statement where three-year relative ROE and TSR performance against a LTIA Performance Peer Group (consisting of S&P 500 companies subject to the Federal Reserve's Comprehensive Capital Analysis and Review and payments competitors of Mastercard, PayPal and Visa) could award 0 – 120% of target shares originally granted. For SOs, these awards cliff-vest in three years and are subject to positive cumulative net income in the three-year performance period. For PRSUs, these awards also cliff-vest in three years and are subject to positive cumulative net income in the three-year performance period.	▪ Grant date value of equity awards (PRSUs) granted in February 2026 for performance year ending 2025**

*   The SEC rules also require disclosure of additional elements of compensation beyond the ones mentioned in this table, such as future pay opportunities for pension benefits, perquisites and all other compensation.

**   Awarded under the new LTIA program design, explained on page 56.

Summary Compensation Table

The following Summary Compensation Table summarizes the compensation of our NEOs for the year ended December 31, 2025 using the SEC-required disclosure rules. It is important to recognize that 2025 total direct compensation determined by the CBC is different than the amounts disclosed below. See page 71 for key differences between the Summary Compensation Table and total direct compensation awarded by the CBC for 2025 performance.

Name and Principal Position[1]	Year	Salary	Bonus	Stock Awards[2][3]	Option Awards[2]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
S.J. Squeri Chairman and CEO	2025	$1,729,167	$11,328,125	$23,486,257	$5,399,962	$66,178	$4,230,116	$46,239,805
	2024	$1,500,000	$10,500,000	$19,762,638	$4,449,938	$63,027	$ 888,802	$37,164,405
	2023	$1,500,000	$ 9,750,000	$19,287,280	$4,449,964	$64,534	$ 625,127	$35,676,905
C.Y. Le Caillec Chief Financial Officer	2025	$ 933,333	$ 5,900,000	$ 4,957,970	$1,139,952	N/A	$ 159,203	$13,090,458
	2024	$ 750,000	$ 3,950,000	$ 3,908,131	$ 879,983	N/A	$ 155,030	$ 9,643,143
	2023	$ 719,129	$ 2,650,000	$ 2,708,888	$ 0	N/A	$ 167,137	$ 6,245,154
D.E. Buckminster Former Vice Chairman	2025	$1,100,000	$ 6,700,000	$ 6,051,545	$1,379,910	$47,448	$ 296,867	$15,575,770
	2024	$1,100,000	$ 6,950,000	$ 6,128,644	$1,379,948	$45,883	$ 443,728	$16,048,203
	2023	$1,100,000	$ 6,500,000	$ 6,281,184	$1,379,970	$49,235	$ 301,189	$15,611,578
H.M. Grosfield President, U.S. Consumer Services	2025	$ 933,333	$ 5,900,000	$ 4,957,970	$1,139,952	$ 3,983	$ 142,407	$13,077,645
R.D. Joabar Group President, Global Commercial Services	2025	$ 943,750	$ 5,250,000	$ 5,045,036	$1,159,939	$14,056	$ 170,036	$12,582,817

[1] Messrs. Grosfield and Joabar became NEOs in 2025, therefore, no disclosure is included for them for 2023 and 2024.

[2] Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation—Stock Compensation. Additional details on accounting for stock-based compensation for 2025 can be found in Note 10, Stock Based Compensation, to our Consolidated Financial Statements contained in our Annual Report.

[3] For each executive's stock award for 2025, the maximum value as of the grant date, assuming the highest level of performance will be achieved and based on the closing price of the Company's common shares on the NYSE on the grant date, is as follows: Messrs. Squeri ($25,919,981), Le Caillec ($5,471,731), Buckminster ($6,623,655), Grosfield ($5,471,731) and Joabar ($5,567,819).

[4] The amounts in this column reflect the actuarial increase or decrease in the present value of the NEOs' benefits under all defined benefit pension plans established by the Company. The amounts reflect the impact of changes in interest rates and the NEOs' changes in age during the year which are used to measure the present value. Mr. Le Caillec is not eligible to participate in the defined benefit plan due to his employment commencement date in the U.S.

[5] All Other Compensation is inclusive of the following:

For Messrs. Squeri, Le Caillec, Buckminster, Grosfield and Joabar, $258,333, $134,667, $176,000, $134,667 and $145,500, respectively, were attributable to the contributions made by American Express to its RSP and RRP-RSP and $3,545, $11,880, $3,121, $7,740 and $11,880, respectively, were attributable to income imputed to each under the Company's executive life insurance program.

For Messrs. Le Caillec, Buckminster and Joabar, $8,600 was provided to each for international tax and reporting services (not payments or reimbursements). For Messrs. Squeri, Le Caillec and Joabar, $4,056 was provided to each for office parking costs.

For Mr. Squeri, $85,340 represents costs associated with local personal travel using Company-owned automobiles, provided in accordance with the Company's security policy. For Messrs. Squeri and Buckminster, $387,918 and $109,146, respectively, reflect the incremental costs attributable to their personal use of Company aircraft pursuant to time-sharing arrangements approved by the CBC. Under the applicable time-sharing agreements, Messrs. Squeri and Buckminster are required to reimburse the Company for any incremental costs of personal use of Company aircraft that exceed the specified annual limits per year on the Company aircraft that is determined under applicable SEC rules to be personal use. Pursuant to the terms of his time-sharing agreement, Mr. Buckminster reimbursed the Company for the incremental cost of his personal use of the Company's aircraft in 2025. The calculation of the incremental cost for personal use of Company-owned automobiles and aircraft is based on the variable cost to the Company of operating the automobiles and aircraft and includes, among other things, fuel costs, maintenance costs and, in the case of aircraft, landing and ground handling fees and trip-related crew costs for hotels and meals. The calculation does not include fixed costs that would have been incurred regardless of whether there was any personal use of the automobiles or aircraft (e.g., purchase costs and depreciation, driver and flight crew fixed salaries and benefits, insurance costs, etc.). For Mr. Squeri, $3,490,924 reflects the costs associated with home security and protection services in accordance with the Company's security policy. In 2025, the CBC determined personal security services were appropriate and in the best interest of the Company and its shareholders and the overall costs are reflective of enhanced security measures due to the broader security environment.

For additional information, please refer to "Perquisites" on pages 69-70.

Grants of Plan-Based Awards

The following table provides information on awards granted to each of our NEOs.

Name	Award Type[1]	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Exercise Price or Base Price of Option Awards ($/sh)[1]	Grant Date Fair Value of Stock and Option Awards ($)[3]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
S.J. Squeri	AIA		1/28/2025	$0	$6,250,000	$11,718,750					
	SO	1/29/2025	1/28/2025					45,120		$315.25	$ 5,399,962
	PRSU	1/29/2025	1/28/2025				0	68,517	82,220		$23,486,257
C.Y. Le Caillec	AIA		1/28/2025	$0	$3,250,000	$ 6,093,750					
	SO	1/29/2025	1/28/2025					9,525		$315.25	$ 1,139,952
	PRSU	1/29/2025	1/28/2025				0	14,464	17,356		$ 4,957,970
D.E. Buckminster	AIA		1/28/2025	$0	$4,000,000	$ 7,500,000					
	SO	1/29/2025	1/28/2025					11,530		$315.25	$ 1,379,910
	RSU	1/29/2025	1/28/2025					158			$ 49,810
	PRSU	1/29/2025	1/28/2025				0	17,509	21,010		$ 6,001,735
H.M. Grosfield	AIA		1/28/2025	$0	$3,250,000	$ 6,093,750					
	SO	1/29/2025	1/28/2025					9,525		$315.25	$ 1,139,952
	PRSU	1/29/2025	1/28/2025				0	14,464	17,356		$ 4,957,970
R.D. Joabar	AIA		1/28/2025	$0	$3,150,000	$ 5,906,250					
	SO	1/29/2025	1/28/2025					9,692		$315.25	$ 1,159,939
	PRSU	1/29/2025	1/28/2025				0	14,718	17,661		$ 5,045,036

[1] Award types

AIA: The AIA is an annual cash-denominated performance-based component of executive compensation. Performance is measured against measurable goals and actual amounts paid are based on 2025 performance. Additional information regarding how the payout amounts for these awards are determined is on page 55.

SOs: SOs have a ten-year term and 100% of these shares become exercisable on the third anniversary of the grant date, subject to continued employment (with limited exceptions) and positive cumulative net income over the three-year vesting period. The exercise price of these awards is the closing price of the Company's common shares on the NYSE on the grant date.

PRSUs: PRSUs vest on the third anniversary of the grant date subject to continued employment (with limited exceptions) and based on relative ROE and relative TSR performance during the performance period.

RSUs: For Mr. Buckminster, RSUs were granted in connection with his 2024 AIA to comply with regulatory guidance. These RSUs are payable on the third anniversary of the grant date subject to positive cumulative net income over 2025 – 2027 and are not subject to continued employment.

[2] Estimated future payouts under non-equity/equity incentive plan awards

The amounts shown under these columns represent potential threshold, target and maximum payouts for achievement of performance levels for awards granted.

AIA: Actual annual cash incentive payout amounts are determined by Company performance and an individual performance multiplier, ranging from 0% to 187.5% of target levels.

PRSUs: Actual number of shares that vest is determined by relative ROE and relative TSR multipliers, ranging from 0% to 120% of target levels.

[3] Grant date fair value of stock awards

Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation—Stock Compensation. Additional details on accounting for stock-based compensation can be found in Note 10, Stock-Based Compensation, to our Consolidated Financial Statements contained in our Annual Report.

Outstanding Equity Awards at Fiscal Year-End 2025

Name	Grant Date	Option Awards					Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[a]
S.J. Squeri	1/29/2025			45,120[1]	$315.25	1/29/2035	68,517[b]	$25,347,864
	1/31/2024			64,849[1]	$200.74	1/31/2034	106,405[b]	$39,364,530
	2/1/2023			74,129[1]	$173.61	2/1/2033	123,033[b]	$45,516,058
	10/31/2022		224,551[2]	74,850[2]	$148.45	10/31/2029		
	1/28/2022	68,716[1]	—		$177.06	1/28/2032		
	1/29/2021	90,766[1]	—		$116.26	1/29/2031		
C.Y. Le Caillec	1/29/2025			9,525[1]	$315.25	1/29/2035	14,464[b]	$ 5,350,957
	1/31/2024			12,824[1]	$200.74	1/31/2034	21,042[b]	$ 7,784,488
	2/1/2023						17,280[b]	$ 6,392,736
D.E. Buckminster	1/29/2025			11,530[1]	$315.25	1/29/2035	17,509[b]	$ 6,477,455
	1/29/2025						158[c]	$ 58,452
	1/31/2024			20,110[1]	$200.74	1/31/2034	32,997[b]	$12,207,240
	2/1/2023			22,988[1]	$173.61	2/1/2033	38,154[b]	$14,115,072
	2/1/2023						1,728[c]	$ 639,274
	1/28/2022	24,954[1]	—		$177.06	1/28/2032		
	1/29/2021	36,932[1]	—		$116.26	1/29/2031		
	1/29/2020	45,683[1]	—		$131.68	1/29/2030		
	1/29/2019	41,078[1]	—		$100.96	1/29/2029		
	4/30/2018	8,093[1]	—		$ 98.75	4/30/2028		
	1/23/2018	18,237[1]	—		$ 97.98	1/23/2028		
	1/24/2017	20,918[1]	—		$ 77.43	1/24/2027		
H.M. Grosfield	1/29/2025			9,525[1]	$315.25	1/29/2035	14,464[b]	$ 5,350,957
	1/31/2024			11,949[1]	$200.74	1/31/2034	19,606[b]	$ 7,253,240
	2/1/2023						17,280[b]	$ 6,392,736
	10/31/2022		52,395[2]	17,465[2]	$148.45	10/31/2029		

		Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[a]
R.D. Joabar	1/29/2025			9,692[1]	$315.25	1/29/2035	14,718[b]	$ 5,444,924
	1/31/2024			13,698[1]	$200.74	1/31/2034	22,476[b]	$ 8,314,996
	2/1/2023			14,659[1]	$173.61	2/1/2033	24,330[b]	$ 9,000,884
	10/31/2022		67,365[2]	22,455[2]	$148.45	10/31/2029		
	1/28/2022	15,913[1]	—		$177.06	1/28/2032		
	4/30/2021	3,697[1]	—		$153.35	4/30/2031		
	1/29/2020	18,776[1]	—		$131.68	1/29/2030		

Exercisability of option awards and vesting of stock awards is subject to continuous employment by the Company, except as noted below. Unvested awards may vest upon death, disability, termination, retirement or change in control of the Company as described on pages 79-83.

Notes Relating to Option Awards

[1] These SOs vest 100% on the third anniversary of the grant date, subject to positive cumulative net income and continued employment (with limited exceptions) over the three-year performance period starting with the year of grant.

[2] These Performance Stock Options (PSOs) (2022 Special Award) vested 75% on October 31, 2025 as described on page 65. 25% of the award will vest on October 31, 2026 subject to positive cumulative GAAP net income for the four-year period from Q3 2022 through Q2 2026 and time-based service requirements through the vesting date. The options have a term of seven years, an exercise price equal to the closing price on the grant date. No options may be exercised until on or after October 31, 2026.

Notes Relating to Stock Awards

[a] The market value of the stock awards is based on the closing price per share of our stock on December 31, 2025, which was $369.95.

[b] These awards vest on the third anniversary of the grant date, subject to continued employment (with limited exceptions) and the Company's relative ROE and TSR, as compared with a LTIA Performance Peer Group (consisting of S&P 500 companies subject to the Federal Reserve's Comprehensive Capital Analysis and Review and certain payment competitors). The number of awards shown is based on the trend in performance and projected payout as of December 31, 2025.

[c] These awards will be payable on the third anniversary of the grant date subject to positive cumulative net income and are not subject to continued employment.

Option Exercises and Stock Vested in 2025

The following table contains information about exercises of Stock Options by the NEOs and shares acquired by the NEOs upon the vesting of PRSUs, in each case during 2025.

Executive	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
S.J. Squeri	112,272	$22,249,908	103,015	$32,596,006
C.Y. Le Caillec	—	—	9,318	$ 2,948,402
D.E. Buckminster	23,505	$ 6,376,535	38,398	$12,149,895
H.M. Grosfield	—	—	11,859	$ 3,752,425
R.D. Joabar	15,179	$ 3,000,551	23,856	$ 7,548,516

[1] Amounts reflect the difference between the exercise price of the SO and the market price of our common stock at the time of exercise.

[2] Amounts reflect the market value of our common stock on the day on which the PRSUs vested.

Retirement Plan Benefits

The table below shows the present value of accumulated benefits (PVAB) payable to each of the NEOs under the Retirement Plan (Retirement Plan) and the Retirement Plan component of the American Express Retirement Restoration Plan (RRP-Retirement Plan), a nonqualified plan, except for Mr. Le Caillec who is not eligible to participate in these plans due to his employment commencement date.

Pension Benefits 2025

Name	Plan Name	Number of Years Credited Service (#)	PVAB ($)[1]	Payments During Last Fiscal Year ($)
S.J. Squeri	Retirement Plan	40	$ 484,219	$0
	RRP-Retirement Plan		$ 905,523	$0
	Total		$1,389,742	$0
D.E. Buckminster	Retirement Plan	39	$ 433,433	$0
	RRP-Retirement Plan		$ 562,979	$0
	Total		$ 996,412	$0
H.M. Grosfield	Retirement Plan	21	$ 43,779	$0
	RRP-Retirement Plan		$ 5,962	$0
	Total		$ 49,741	$0
R.D. Joabar	Retirement Plan	33	$ 87,323	$0
	RRP-Retirement Plan		$ 118,746	$0
	Total		$ 206,069	$0

[1] PVAB was determined using the same measurement date (December 31, 2025) and assumptions as used for financial reporting purposes:

- Discount rate equal to 5.10%

- Pri-2012 Mortality Table projected with MP-2021 longevity improvements

- Retirement age is assumed to be the normal retirement age as defined in the plan (age 65)

- Form of payment is the value of the cash balance account payable as a lump-sum distribution upon retirement

Retirement Plan: Messrs. Squeri, Buckminster, Grosfield and Joabar participate in the Retirement Plan, which is a defined benefit cash balance retirement plan for eligible U.S. colleagues. Benefit accruals were discontinued in the Retirement Plan since 2007, and the Plan continues to credit participants with interest on their outstanding account balances. The Retirement Plan sets the interest rate each year based on the average of the interest rates for certain five-year U.S. Treasury Notes, with a minimum interest rate of 5%. The maximum interest rate is the lower of 10% or the applicable interest rate specified in the Retirement Plan. For 2025, the interest rate is 5%.

RRP-Retirement Plan: Messrs. Squeri, Buckminster, Grosfield and Joabar participate in the Retirement Plan and have a Retirement Plan-related account for benefits that could not be provided under the Retirement Plan as a result of IRS limitations on tax-qualified plans. RRP-Retirement Plan benefits accrued and vested in a similar manner to benefits under the Retirement Plan. Benefit accruals were discontinued in the RRP-Retirement Plan since 2007, and the Plan continues to credit participants with interest on their outstanding account balances at the same interest rate as the Retirement Plan. Participants may elect to receive payment of their RRP-Retirement Plan benefits in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years. Lump-sum payments are made on or about the January 1 or July 1 that is at least six months following the participant's separation from service and installment payments commence on or about the July 1 of the calendar year following the year in which the participant separates from service.

Non-Qualified Deferred Compensation

The following table shows the executive or Company contributions, earnings, withdrawals and account balances for the NEOs in the RRP-RSP accounts and the Deferral Plan. These programs are unfunded, unsecured deferred compensation programs.

Non-Qualified Deferred Compensation 2025

Name	Plan Name	Executive Contributions in Last FY	Company Contributions in Last FY[1]	Aggregate Earnings in Last FY[2]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[3]
S.J. Squeri	RRP-RSP	N/A	$246,833	$1,503,818	$ 0	$11,406,744
	Deferral Plan	$1,614,583	N/A	$2,058,304	$ 0	$17,554,934
	Total	$1,614,583	$246,833	$3,562,122	$ 0	$28,961,678
C.Y. Le Caillec	RRP-RSP	N/A	$106,667	$ 53,902	$ 0	$ 509,482
	Deferral Plan	$ 197,500	N/A	$ 92,192	$ 0	$ 786,506
	Total	$ 197,500	$106,667	$ 146,094	$ 0	$ 1,295,988
D.E. Buckminster	RRP-RSP	N/A	$148,000	$ 158,954	$ 0	$ 2,960,575
	Deferral Plan	$1,100,000	N/A	$2,022,551	$435,528	$18,480,168
	Total	$1,100,000	$148,000	$2,181,505	$435,528	$21,440,743
H.M. Grosfield	RRP-RSP	N/A	$106,667	$ 99,591	$ 0	$ 1,006,559
	Deferral Plan	$ 196,833	N/A	$ 177,800	$ 0	$ 1,357,934
	Total	$ 196,833	$106,667	$ 277,391	$ 0	$ 2,364,493
R.D. Joabar	RRP-RSP	N/A	$117,500	$ 333,089	$ 0	$ 2,326,690
	Deferral Plan	$ 798,437	N/A	$ 965,616	$157,667	$ 7,683,250
	Total	$ 798,437	$117,500	$1,298,705	$157,667	$10,009,940

[1] The amounts in this column are also included within the All Other Compensation amount in the "Summary Compensation Table" on page 72.

[2] Earnings on RRP-RSP and Deferral Plan balances are determined based on hypothetical investment of those account balances at the direction of the participant in the investment options available under the RSP (other than the self-directed brokerage account and the Company Stock Fund). In addition to the investment options in the RSP, a Market Interest Rate option is available for pre-2011 Deferral Plan balances only. The Market Interest Rate option earns a rate of return based on the SEC defined market rate for deferred compensation for the year, which is 120% of the long-term Applicable Federal Rate for December of the preceding year. There are no above-market earnings for the Deferral Plan; therefore, no earnings are reported in the Summary Compensation Table.

[3] Of the total amounts shown in this column, the following amounts have been reported as "Salary," "Bonus" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table in this Proxy Statement and prior years' proxy statements: for Messrs. Squeri, $11,330,904; Le Caillec, $496,765; Buckminster, $6,498,260; Grosfield, $196,833; and Joabar, $798,437. The amounts in the preceding sentence do not include: 1) amounts deferred by each executive before becoming an NEO and in subsequent years in which the executive was not an NEO; and 2) amounts reported in prior years' proxy statements as above-market earnings on deferred compensation.

RSP: All U.S. active participants, including the NEOs, are immediately 100% vested in the Company matching contribution, which is generally up to 6% of total pay (base pay and eligible incentive pay capped at one times base pay). The Company makes an annual fixed rate contribution for eligible U.S. colleagues at 2% of total pay for manager-level colleagues and above (including NEOs). Company fixed rate contributions generally vest on the third anniversary of a colleague's service with the Company.

For Company colleagues who commenced their employment prior to April 1, 2007, an additional conversion contribution of up to 8% of total pay was generally also contributed. The percentage was based on an individual's projected age and service as of December 31, 2008. Conversion contributions stopped at the end of 2017 for certain executives including the NEOs and stopped at the end of 2018 for all other colleagues.

RRP-RSP: Each RRP participant has an RRP-RSP account for benefits that cannot be provided under the RSP as a result of IRS limitations on U.S. tax-qualified plans. The Company matches colleague contributions in the RRP-RSP account up to 6% of total pay in excess of IRS compensation limits, only to the extent the colleague voluntarily defers compensation under the Company's Non-Qualified Deferral Plan (Deferral Plan). Conversion contributions in the RRP-RSP were stopped as described above for the RSP. Compensation for RRP-RSP account purposes includes the same components of compensation as for the RSP, as well as the value of base pay and annual cash incentive amounts deferred by a participant under the Deferral Plan. Participants may elect to receive payment of their RRP-RSP benefits in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years. Participants are allowed to make a one-time change to the form of payment for their RRP-RSP benefits so long as the change is made at least one year before the participant's separation from service and the payment commencement date is delayed by at least five years. The payment election and any one-time change to the payment election apply to both the RRP-Retirement Plan and RRP-RSP balances. New participants will have a default lump-sum election for contributions attributable through the first full year of participation, which is not subject to any one-time change.

Deferral Plan: As part of planning for retirement or other long-term financial needs, the Company provides the U.S. NEOs and certain other senior level U.S. paid colleagues with an annual opportunity to defer a portion of their base salary or cash annual incentive award up to one times their base salary. Under the Deferral Plan, certain participants may elect for payment to commence upon separation from service or a specified date at least five years after deferral, but not later than separation from service, and to receive payment in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years. For 2007 and prior years, participants were able to defer receipt until termination of employment or a specified date at least five years after deferral, but not later than ten years after termination of employment.

Deferral Plan Earnings: Earnings for NEOs on Deferral Plan balances are based on investment options similar to those offered under the RSP (other than the self-directed brokerage account and the Company Stock Fund). Furthermore, for participants, including NEOs, with pre-2011 balances, the Deferral Plan allows for an additional investment option that provides a market interest rate based on 120% of the long-term Applicable Federal Rate for December of the preceding year. Interest crediting on deferrals was previously based on ROE-linked interest crediting schedules up until December 31, 2010.

Potential Payments Upon Termination or CIC

The following tables show certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2025, under various scenarios, including a change in control (CIC). The tables do not include the pension benefits nor non-qualified deferred compensation that would be paid to an NEO, which are set forth in the Pension Benefits 2025 and Non-Qualified Deferred Compensation 2025 tables on the previous pages, except to the extent that the NEO is entitled to an additional benefit as a result of the termination. In addition, the tables do not include the value of vested but unexercised SOs as of December 31, 2025. The footnotes to the tables describe the assumptions used in estimating the amounts shown in the tables.

Because the payments to be made to an NEO depend on several factors, the actual amounts to be paid out upon an NEO's termination of employment can only be determined at the time of an executive's actual separation from the Company. Additionally, to protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation and certain other provisions during any period of time they receive severance. The terms "retirement", "disability", "change in control", "cause" and "constructive termination" have the meanings provided in the Senior Executive Severance Plan or applicable equity award agreement.

S.J. Squeri

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$12,000,000	$12,000,000
Value of LTIA[3]	$124,077,585	$13,125,259	$13,125,259	$ 0	$16,579,275
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 0	$ 0	$ 0	$ 0
Other Benefits[6]	$ 821,097	$ 0	$ 0	$ 137,333	$ 137,333
Total Value of Incremental Benefits	**$124,898,682**	**$13,125,259**	**$13,125,259**	**$12,137,333**	**$28,716,608**

C.Y. Le Caillec

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$ 6,300,000	$ 6,300,000
Value of LTIA[3]	$13,984,302	$5,871,974	$5,871,974	$ 5,871,974	$ 5,871,974
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 0	$ 131,518	$ 0	$ 0
Other Benefits[6]	$ 18,270	$ 0	$ 0	$ 132,134	$ 132,134
Total Value of Incremental Benefits	**$14,002,572**	**$5,871,974**	**$6,003,492**	**$12,304,108**	**$12,304,108**

D.E. Buckminster

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$7,650,000	$7,650,000
Value of LTIA[3]	$37,657,594	$ 0	$ 0	$ 0	$ 0
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 26,612	$ 26,612
Retirement Savings Plan[5]	$ 0	$ 0	$ 0	$ 0	$ 0
Other Benefits[6]	$ 763,165	$ 0	$ 0	$ 137,130	$ 137,130
Total Value of Incremental Benefits	**$38,420,759**	**$ 0**	**$ 0**	**$7,813,742**	**$7,813,742**

H.M. Grosfield

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$ 6,300,000	$ 6,300,000
Value of LTIA[3]	$13,393,783	$8,934,535	$8,934,535	$ 5,871,974	$ 9,740,472
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 0	$ 213,037	$ 0	$ 0
Other Benefits[6]	$ 29,232	$ 0	$ 0	$ 141,045	$ 141,045
Total Value of Incremental Benefits	**$13,423,015**	**$8,934,535**	**$9,147,572**	**$12,313,019**	**$16,181,517**

R.D. Joabar

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$ 6,150,000	$ 6,150,000
Value of LTIA[3]	$19,625,886	$9,912,654	$ 9,912,654	$ 5,975,077	$10,948,859
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 665	$ 665
Retirement Savings Plan[5]	$ 0	$ 0	$ 133,669	$ 0	$ 0
Other Benefits[6]	$ 32,886	$ 0	$ 0	$ 142,868	$ 142,868
Total Value of Incremental Benefits	**$19,658,772**	**$9,912,654**	**$10,046,323**	**$12,268,610**	**$17,242,392**

Potential Payments Upon Termination of Employment/CIC as of December 31, 2025

The following table summarizes treatment of AIA and unvested LTIA based on the termination scenarios listed below:

Termination Scenario	Treatment of Awards		
	PRSUs	SOs	AIA Bonus
Voluntary Resignation or Retirement	**Voluntary Resignation/Not Retirement Eligible:** All unvested PRSUs are forfeited **Early Retirement Eligible:** All unvested PRSUs outstanding for more than one year continue to vest, vesting remains subject to performance metrics **Full Retirement Eligible:** All unvested PRSUs continue to vest and vesting remains subject to performance metrics	**Voluntary Resignation/Not Retirement Eligible:** All unvested SOs are forfeited **Early Retirement Eligible:** All Unvested SOs outstanding for more than one year continue to vest **Full Retirement Eligible:** All unvested SOs continue to vest	**Voluntary Resignation/Not Retirement Eligible:** AIA is forfeited **Early/Full Retirement Eligible:** A pro rata AIA for the year of termination of employment subject to performance metrics at the end of the performance period, subject to the CBC's discretion
Death or Disability	All unvested PRSUs will vest at target	All unvested SOs will vest	A pro rata AIA for the year of termination of employment subject to performance metrics at the end of the performance period, subject to the CBC's discretion
Termination w/o Cause not in Connection with CIC	**Not Retirement Eligible:** All unvested PRSUs continue to vest until the earlier of the end of the severance period or commencement of full-time outside employment, at which time unvested PRSUs are forfeited **Early or Full Retirement Eligible:** All unvested PRSUs continue to vest and vesting remains subject to performance metrics and applicable retirement treatment as noted above	**Not Retirement Eligible:** All unvested SOs continue to vest until the earlier of the end of the severance period or commencement of full-time outside employment, at which time unvested SOs are forfeited **Early or Full Retirement Eligible:** All unvested SOs continue to vest and vesting remains subject to performance metrics and applicable retirement treatment as noted above	A pro rata AIA for the year of termination of employment subject to performance metrics at the end of the performance period, subject to the CBC's discretion
Termination w/o Cause or Constructive Term. in Connection with CIC	All unvested PRSUs will vest, subject to performance attained as of the termination date	All unvested SOs will vest	An average of the prior two years of actual AIA is paid out following termination

(1) An NEO in the U.S. is "retirement eligible" if they are at least age 55 with 10 or more actual or deemed years of service to the Company prior to termination of service (referred to as "early retirement"). With respect to unvested LTIA under the ICP, except the 2022 Special Award, once an NEO reaches early retirement, all LTIA outstanding for more than one year will vest in full upon retirement, subject to applicable performance. Once an NEO is at least age 62 with 10 or more actual or deemed years of service to the Company (referred to as "full retirement"), outstanding LTIA, except the 2022 Special Award, will continue to vest in full upon retirement, subject to applicable performance. Messrs. Squeri and Buckminster are full retirement eligible. Messrs. Le Caillec, Grosfield and Joabar are early retirement eligible.

For all NEOs, in the event of death, disability, termination without cause not in connection with a CIC and termination without cause or constructive termination in connection with CIC, the table includes the incremental benefit that they would receive under these scenarios over and above what they would otherwise receive upon retirement.

Upon Retirement, Mr. Buckminster is eligible to receive RSUs granted in lieu of AIA subject to positive cumulative net income.

Messrs. Squeri, Grosfield and Joabar received the 2022 Special Award in October 2022. As of December 31, 2025, the time and performance conditions for 25% of the award to vest have not been met and therefore in the event of resignation, retirement and termination without cause not in connection with CIC, Messrs. Squeri, Grosfield and Joabar would forfeit the remaining unvested PSOs under this award. In the event of death or disability, the remaining 25% of unvested options will vest pro-rata, based on the months served prior to the event and fourth anniversary of the grant date. In the event of termination without cause or constructive termination in connection with CIC, the remaining 25% of unvested options would vest immediately.

(2) Severance reflects one and a half years of base salary and target AIA. The sum of these two numbers is paid out in equal installments over one and a half years. This treatment is applicable to termination without cause not in connection with CIC and termination without cause or constructive termination in connection with CIC under the Senior Executive Severance Plan.

(3) Value of LTIA: PRSU, RSU and SO values are based on a share price of $369.95, the closing price per share of our common stock as of December 31, 2025. For PRSUs, the value reflects the target value. For SOs, the value reflects the "in the money" value of SOs that would vest upon termination of employment or termination following CIC. Messrs. Squeri and Buckminster are full retirement eligible and therefore eligible for continued vesting of outstanding LTIA upon retirement, subject to applicable performance, with the exception of the remaining portion of the 2022 Special Award.

(4) Deferred Compensation: Reflects one and a half years of additional interest crediting (using the prior year's interest rate assuming 5.45% for 1994-2004 programs) on amounts that were earned and vested on or prior to December 31, 2004. Such amounts are paid out at the end of the one and a half years severance period in the form elected by the NEO.

(5) Retirement Savings Plan: Upon disability, reflects future Company contributions in the RSP through age 65.

(6) Other Benefits: For all NEOs, includes the payment of unused accrued vacation for the calendar year. Under our Key Executive Life Insurance Plan, for Messrs. Squeri and Buckminster, approximately $6,387 and $5,253, respectively, is for the cash surrender value and approximately $757,152 and $712,394, respectively, is the projected total lump-sum payment related to life insurance. For all NEOs, under termination without cause not in connection with CIC and under termination without cause or constructive termination in connection with CIC, reflects one and a half years of contributions to U.S. medical, dental, health savings accounts and premiums, if applicable, under the basic and post-2003 Key Executive Life Insurance Plans, and outplacement services.

Equity Compensation Plans

The following table provides summary information with respect to the Company's equity compensation plans under which the Company's common shares may be issued as of December 31, 2025. Information relating to employee stock purchase plans and employee savings plans (such as 401(k) plans) is not included. Information is provided in the aggregate for the Company's equity compensation plans, each of which was approved by the Company's shareholders. There are no such plans that have not been approved by shareholders.

Equity Compensation Plan Information

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2]	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by shareholders	6,650,871	$163.02	17,575,472
Equity compensation plans not approved by shareholders	—	—	—
Total	6,650,871	$163.02	17,575,472

(1) Represents common shares that may be issued pursuant to outstanding awards under the Company's 2016 Incentive Compensation Plan and 2007 Incentive Compensation Plan, consisting of 2,300,948 Stock Options, 1,313,057 time-based RSUs and 3,036,866 PRSUs (assuming achievement of target performance). The actual number of shares issued with respect to PRSUs will be based on actual performance levels achieved, up to a maximum of 120% of the PRSUs granted. This column does not include restricted stock awards which have already been issued upon grant.

(2) The weighted-average exercise price applies solely to outstanding Stock Options and does not reflect RSUs or PRSUs which do not have an exercise price.

Pay Ratio

CEO Pay Ratio

In accordance with SEC rules, this year we identified a new median compensated employee as the last median employee was identified for our 2023 disclosure.

Our CEO to median compensated employee pay ratio is 814:1. This reflects Mr. Squeri's compensation as reported in the 2025 Summary Compensation Table of $46,239,805, and the equivalent annual total compensation for the identified median compensated employee of $56,827.

Median Total Annual Compensation Methodology

To determine our median compensated employee, we reviewed our worldwide colleague population, consisting of approximately 25,600 U.S. colleagues and 48,100 non-U.S. colleagues, excluding our CEO, who were employed as of November 30, 2025. As our non-U.S. colleagues exceed 5% of our worldwide colleague population, we applied the de minimis exception to exclude non-U.S. colleagues in certain jurisdictions that were not representative of our worldwide colleague population across various job levels*. As a result, our median compensated employee determination includes approximately 73,700 permanent Company employees, whether full-time or part-time, which represents approximately 98% of our worldwide colleague population as of November 30, 2025.

To identify our median compensated employee from the selected colleague population, we used base salary or wages plus overtime pay as of November 30, 2025, as well as annual bonus, long-term incentive awards and one-time payments for 2025, as the most appropriate measure of compensation. We used annualized base salary compensation for colleagues that were newly hired in 2025, and we did not make any cost-of-living adjustments.

To calculate the annual total compensation for our median compensated employee, we used a consistent methodology as used for the 2025 Summary Compensation Table. We did not make any other assumptions or estimates with respect to annual total compensation.

* Approximate excluded colleague count by each country: Austria (121), Belgium (136), Brazil (41), Chile (5), China (7), Czech Republic (18), Finland (2), Germany (528),Hungary (8), Indonesia (1), Ireland (1), Israel (13), Jersey (9), Korea (21), Netherlands (209), New Zealand (29), Nigeria (5), Poland (31), Sweden (226), Switzerland (4), Thailand (265) and Turkey (3).

Pay Versus Performance

The information contained in this section shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Pay Versus Performance Table

The following table sets forth compensation information of our Principal Executive Officer (PEO) and our non-PEO NEOs along with total shareholder return, net income and ROE performance results for our fiscal years ending in 2025, 2024, 2023, 2022 and 2021 in accordance with Item 402(v) of Regulation S-K.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year (a)	Summary Compensation Table Total for PEO[1] (b)	Compensation Actually Paid to PEO[1][2] (c)	Average Summary Compensation Table Total for Non-PEO NEOs[1] (d)	Average Compensation Actually Paid to Non-PEO NEOs[1][2] (e)	Total Shareholder Return[3] (f)	Peer Group Total Shareholder Return[3][4] (g)	Net Income $M (h)	Company Selected Measure: Return on Equity[5] (i)
2025	$46,239,805	$ 95,383,330	$13,581,673	$22,411,593	$326	$203	$10,833	34%
2024	$37,164,405	$122,450,045	$12,652,839	$30,099,413	$258	$176	$10,129	35%
2023	$35,676,905	$ 62,343,130	$11,989,458	$18,255,375	$161	$135	$ 8,374	32%
2022	$48,029,631	$ 42,946,184	$16,164,592	$14,676,078	$125	$121	$ 7,514	32%
2021	$25,513,922	$ 49,856,563	$13,006,174	$21,986,724	$137	$135	$ 8,060	34%

(1) The PEO reflected in columns (b) and (c) represents Mr. Squeri for all five years shown. The non-PEO NEOs reflected in columns (d) and (e) represent the following individuals for 2025: Messrs. Le Caillec, Buckminster, Grosfield and Joabar: represent the following individuals for 2024: Messrs. Le Caillec, Buckminster, Williams and Ms. Seeger; represent the following individuals for 2023: Messrs. Le Caillec, Buckminster, Campbell, Williams and Ms. Seeger; represent the following individuals for 2022: Messrs. Campbell, Williams, Buckminster and Radhakrishnan; and represent the following individuals for 2021: Messrs Campbell, Buckminster, Williams and Ms. Seeger.

(2) Compensation Actually Paid (CAP) has been calculated based on the requirements and methodology set forth in the applicable SEC rules (Item 402(v) of Regulation S-K). The CAP calculation includes the end-of-year value of awards granted within the fiscal year, the change in fair value from prior year-end of vested awards and the change in the fair value of unvested awards granted in prior years, regardless of if, when or at which intrinsic value they will actually vest. To calculate CAP the following amounts were deducted from and added to the total compensation number shown in the Summary Compensation Table (SCT).

PEO SCT Total to CAP Reconciliation:

	2025
Summary Compensation Table (SCT) Total	**$ 46,239,805**
Deduction for change in the actuarial present values reported under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the SCT	$ (66,178)
Deduction for amounts reported under "Stock Awards" in the SCT	$(23,486,257)
Deduction for amounts reported under "Option Awards" in the SCT	$ (5,399,962)
Total deductions	***$(28,952,397)***
Increase for service cost and prior service cost for pension plans[(i)]	—
Increase/deduction for change in fair value from prior year-end to vesting date of awards that vested during the year[(ii)(iii)]	$ 14,244,431
Increase/deduction for change in fair value from prior year-end to current year-end of awards granted in any prior year that were outstanding and unvested as of year-end[(ii)]	$ 29,664,726
Increase for fair value of awards granted during year that remain unvested as of year-end[(ii)]	$ 33,353,933
Increase based on accrued dividends during year prior to vesting dates of awards[(ii)]	$ 832,833
Total adjustments	***$ 78,095,922***
Compensation Actually Paid (SCT minus deductions plus total adjustments)	**$ 95,383,330**

Average Non-PEO NEO SCT Total to CAP Reconciliation

	2025
Summary Compensation Table (SCT) Total	**$13,581,673**
Deduction for change in the actuarial present values reported under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the SCT	$ (21,829)
Deduction for amounts reported under "Stock Awards" in the SCT	$ (5,253,130)
Deduction for amounts reported under "Option Awards" in the SCT	$ (1,204,938)
Total deductions	***$ (6,479,897)***
Increase for service cost and prior service cost for pension plans[(i)]	—
Increase/deduction for change in fair value from prior year-end to vesting date of awards that vested during the year[(ii)(iii)]	$ 2,061,938
Increase/deduction for change in fair value from prior year-end to current year-end of awards granted in any prior year that were outstanding and unvested as of year-end[(ii)]	$ 5,612,297
Increase for fair value of awards granted during year that remain unvested as of year-end[(ii)]	$ 7,457,146
Increase based on accrued dividends during year prior to vesting dates of awards[(ii)]	$ 178,436
Total adjustments	***$15,309,817***
Compensation Actually Paid (SCT minus deductions plus total adjustments)	**$22,411,593**

(i) Benefit accruals were discontinued in the defined benefit (DB) pension plans in 2007; therefore, their service cost subsequent to this date is zero. The DB pension plans have not been amended during 2025 to change the value of the benefits provided under the plans; therefore, there is no prior service cost in this period.

(ii) Fair value is determined in a manner consistent with that disclosed in our consolidated financial statements. Fair value or change in fair value, as applicable, of equity awards was determined by reference to:

- For RSU awards (excluding PRSUs), closing price on applicable year-end date(s) or, in the case of vesting dates, the actual vesting price.

- For PRSUs awarded from 2019 onwards (which include a relative TSR performance condition in addition to a relative ROE performance condition), the fair value was estimated using a Monte Carlo simulation model multiplied by an estimate of the probable payout percentage as of the applicable year-end dates, or, in the case of vesting awards, the actual vesting price and outcome.

- For stock options, a Black Scholes value as of the applicable year-end or vesting date, determined based on the same methodology as used to determine grant date fair value but using the closing stock price on the applicable revaluation date as the current market price and with an expected term set using an elapsed term approach. This approach estimates expected term by subtracting the amount of time that has elapsed (between the grant and subsequent valuation dates) from the initial grant-date expected term estimate divided by the percentage change between the option's strike price and the stock price at the valuation date. Volatility (based on historical and implied volatilities), risk-free rates and dividend yield are determined as of the revaluation date based on the expected term.

- For PSO awards (which include a Total TSR performance condition as outlined on page 65), the fair value was estimated using a Black Scholes value as the PSO awards hit the hurdle price on February 12, 2024 and as a result, a Monte Carlo simulation was no longer an applicable valuation method.

(iii) Vested awards have met the requisite service period as well as achieved the performance and market conditions, if applicable.

(3) Reflects cumulative TSR. It shows the growth of a $100 investment on December 31, 2020, including the reinvestment of all dividends.

(4) Peer TSR reflects the TSR of the S&P Financials Index, the industry index peer group reported in the Company's Stock Performance Graph in the Annual Report.

(5) ROE is calculated for the relevant periods by dividing the (i) net income for the period by (ii) average shareholders' equity for the period.

Tabular List of Performance Metrics

The items listed below represent three financial metrics used to determine executive compensation for 2025. Further detail on all metrics included in our Company Scorecard are described in our CD&A starting on page 54.

Performance Metrics
Return on Equity
Earnings Per Share
Revenue Growth

Pay Versus Performance Description of Relationships

We align pay with Company performance to support a long-term, high-performance business model. The year-over-year changes in CAP are primarily due to the result of our stock performance and varying levels of achievement against pre-established performance goals under the AIA and LTIA programs as described in the CD&A on pages 54-56.

TOTAL SHAREHOLDER RETURN: COMPANY VERSUS S&P FINANCIALS INDEX

The Company's five-year cumulative TSR is well above the companies included in the S&P Financials Index and the Company's TSR has been above that of the S&P Financials Index in each year during that four-year period.



Total Shareholder Return: Company vs. Peer Group
Cumulative Value of $100 Invested on December 31, 2020

(1) TSR in the above chart, in the case of both the Company and S&P Financials Index as noted in footnote 3 of the Pay Versus Performance Table reflects the cumulative return of $100 as if invested on December 31, 2020, including reinvestment of any dividends.

COMPENSATION ACTUALLY PAID VERSUS TSR AND NET INCOME

Approximately 73% of CEO (PEO) total compensation and on average 54% of total compensation for non-PEO NEOs is composed of long-term incentive awards that are tied to the future performance of the Company, including stock price and positive cumulative net income. As a result, the changes in CAP year-over-year are in line with TSR and net income.

Compensation Actually Paid Versus TSR



Compensation Actually Paid Versus Net Income



COMPENSATION ACTUALLY PAID VERSUS ROE

ROE is a key financial metric in both the Company's AIA and LTIA programs because it aligns the interests of the executives with shareholders. In addition, sustaining a strong ROE is a key driver of long-term value creation.

Compensation Actually Paid Versus Return on Equity



Proxy
Summary

Corporate
Governance at
American Express

Corporate
Responsibility and
Sustainability

Audit Committee
Matters

Executive
Compensation

Shareholder
Proposals

Stock Ownership
Information

Other
Information

Shareholder Proposals

Our Board recommends that you vote **AGAINST** each shareholder proposal (Items 4-5).

Shareholders will vote on the following shareholder proposals (Items 4-5), if properly presented at the 2026 Annual Meeting and if not properly withdrawn or excluded. The shareholder proposals and supporting statements appear in the form in which we received them and may contain statements that are incorrect or inaccurate. We make every effort to meet and engage with shareholders and investors and continue to look for opportunities where we can expand our shareholder engagement efforts. Each year, we engage directly with shareholder proponents, before or after their submissions, to discuss their respective proposals and better understand each request. We recognize the importance of these engagements and often use these opportunities to enhance our policies and practices.

Our Board and Management spend a significant amount of time deliberating each proposal, considering feedback, and evaluating whether each proposal would be in the best interest of the Company and our shareholders. Each proposal is discussed extensively with internal and external subject matter experts who have in-depth insight into the matters raised in the proposals and the Company's practices. In assessing each proposal, our Board and Management consider various factors including the engagements with the proponents; feedback from shareholders; the costs and benefits of implementing the proposals' request; alignment with market practices; and whether the proposal would be in the best interest of the Company and its shareholders.

After engaging with the shareholder proponents and careful consideration of each proposal, our Board recommends a vote AGAINST each of these shareholder proposals.

Item 4: Shareholder Proposal Requesting a Report on Coverage of Transgender Healthcare Treatments for Minors

Lilian Price, c/o Inspire Investing, LLC, 3597 E. Monarch Sky Lane, Suite 330, Meridian, Idaho 83646, beneficial owner of 53 common shares, has advised that she intends for Inspire Investing, LLC to introduce the following proposal on her behalf.

Proposal 4—Report on Healthcare Coverage of Controversial Transgender Healthcare Interventions for Minors

Supporting Statement:

American Express Company is a leading employer with significant influence over employee health benefits. The scope of these benefits reflects not only cost and quality considerations but also broader societal values. But many companies are allowing political stakeholder groups to dictate healthcare policies that risk dividing employees and create significant financial and legal risk.

American Express Company scored 100 on the Human Rights Campaign's Corporate Equality Index. To get 100, American Express Company reported that it adopted radical adolescent transgender treatments recommended by the World Professional Association for Transgender Health (WPATH),[1] a group widely criticized for its ideological bias and lack of scientific rigor.[2] These treatments include gender transition surgery (including chest surgeries in adolescence), cross-sex hormone therapy, menstrual suppression, and puberty blockers.

But the states, federal government, and culture are quickly shifting in the opposite direction. Twenty-seven states have enacted laws restricting or prohibiting some of these treatments for minors.[3] The Supreme Court's landmark decision in *United States v. Skrmetti*, which upheld Tennessee's law, will encourage these states to enforce their laws more aggressively, adopt stronger protections, and will allow other states to adopt similar protections. Americans are quickly becoming more supportive of these laws; 56% support these laws, up from 46% from 2022.[4] Even more Americans, 68%, oppose puberty blockers for transgender children ages 10-14.[5]

At the federal level, President Trump signed an executive order titled "Protecting Children from Chemical and Surgical Mutilation" which removes federal support for transgender treatments for minors.[6] The Department of Health and Human Services also recently removed "sex trait modification procedures" as an essential health benefit under the Affordable Care Act.[7]

Internationally, countries like the UK, Sweden, and Finland, among others, have scaled back or limited such treatments, citing insufficient evidence on the safety and efficacy of these procedures.[8]

Continuing to provide these treatments beyond legal minimums and allowing travel benefits for out-of-state care will raise compliance costs, require additional expenditures, and generate significant legal, regulatory, political, and reputational risk.

Companies should consider the cost of taking a divisive stance on this contentious issue. Target, InBev, and Disney, for example, sustained permanent losses in market share for promoting many of these same views through customer merchandising, advertising, and engaging on public policy.[9] And none of those dealt with a highly regulated area like healthcare, which carries with it many other risks. As the Good for Business Coalition recently stated, companies should not be at the "forefront of political controversies," but should instead focus on "creating economic value through excellence in the provision of goods and services."[10]

Resolved: Shareholders request that American Express Company conduct an evaluation and issue a report within the next year, at reasonable expense and excluding proprietary and confidential information, analyzing the legal, regulatory, political, reputational, and other relevant risks of providing transgender treatments for minors on its healthcare plans, beyond existing minimum legal requirements.

---

[1]   https://www.tandfonline.com/doi/pdf/10.1080/26895269.2022.2100644

[2]   https://www.theguardian.com/commentisfree/2024/mar/09/disturbing-leaks-from-us-gender-group-wpath-ring-alarm-bells-in-nhs; https://adflegal.org/article/leaked-files-reveal-ethical-concerns-pseudoscience-wpath-standards-care/

[3]   https://www.hrc.org/resources/attacks-on-gender-affirming-care-by-state-map

[4]   https://www.pewresearch.org/short-reads/2025/02/26/americans-have-grown-more-supportive-of-restrictions-for-trans-people-in-recent-years/

[5]   https://thehill.com/blogs/blog-briefing-room/3991685-majority-of-americans-oppose-gender-affirming-care-for-minors-trans-women-participating-in-sports-poll/

[6]   https://www.whitehouse.gov/presidential-actions/2025/01/protecting-children-from-chemical-and-surgical-mutilation/

[7]   https://shvs.org/new-federal-rules-affecting-coverage-of-treatment-for-gender-dysphoria-considerations-for-states/

[8]   https://www.nytimes.com/2024/04/09/health/europe-transgender-youth-hormone-treatments.html

[9]   https://bowyerresearch.com/docs/Corporate%20Political%20Activism%20and%20Shareholder%20Value.pdf

[10] https://g4bcoalition.com/statement-of-principles/

Board of Directors Statement in Opposition

Our Board and the Nominating, Governance and Public Responsibility Committee have considered this proposal and concluded that its adoption is not in the best interests of the Company or our shareholders. Our Board recommends a vote **AGAINST** this proposal because:

- The Company's existing and robust healthcare plan provider selection and benefits governance process already incorporates consideration of relevant risks.

- We are already transparent about the total compensation and benefits we provide to our colleagues, therefore the requested report would impose additional costs and burdens without commensurate benefit for shareholders and could introduce additional risks related to sensitive colleague health information.

The Company's existing and robust healthcare plan provider selection and benefits governance process already incorporates consideration of relevant risks.

The Compensation and Benefits Committee is primarily responsible for overseeing the Company's compensation and benefits plans, as well as periodically reviewing colleague experience initiatives and strategies related thereto. The Employee Benefits Administration Committee (EBAC), an internal committee, is responsible for the review and selection of healthcare plan providers and plan administration, including consideration of legal and regulatory requirements, operational feasibility, cost and utilization trends and the practical ability to administer coverage across the jurisdictions where the Company and its colleagues operate. These assessments are integrated into established governance and vendor management processes that support updates as laws, regulations and market practices change, rather than through a one-time, proposal-driven report. Consistent with the Board's approach in other contexts, where a committee already conducts regular oversight under the Company's existing governance framework, an additional evaluation of the same core risk considerations would not provide incremental benefit to shareholders.

We are already transparent about our total compensation and benefits we provide to colleagues, therefore the requested report would impose additional costs and burdens without commensurate benefit for shareholders and could introduce additional risks related to sensitive colleague health information.

Although the proposal contemplates a report prepared at reasonable expense and without proprietary or confidential information, preparing a report responsive to its broad scope would require meaningful time and resources, as well as access to sensitive health information. Implementation of the proposal would require coordination among internal teams, engagement of outside advisors as appropriate and legal review. Preparation of the report also could divert attention from our existing benefits governance and plan provider oversight processes, which already address risk considerations as part of regular benefits plan administration. The Board believes that the Company's established processes already address risk considerations, including those risks raised by the proposal, and additional evaluation would not provide any added benefit for the Company or our shareholders. Finally, the Company broadly ended participation in most external surveys over a year ago, including the survey referenced in the proposal, so a stated foundation of the proposal no longer exists.

Board Recommendation

In summary, our Board believes that this proposal is not in the best interests of the Company or our shareholders. The Company's established governance and oversight processes, as well as existing disclosures, already address the considerations raised by the proposal, and the requested report would provide limited incremental value while imposing unnecessary additional costs and burdens and introducing additional risks. For these reasons, our Board recommends that you vote **AGAINST** this proposal.

Item 5: Shareholder Proposal Regarding Political Bias Risk Oversight

National Center for Public Policy Research, 2005 Massachusetts Ave. NW, Washington, D.C. 20036, beneficial owner of our common shares with at least $2,000 in market value, has advised that it intends to introduce the following proposal.

Proposal 5—Political Bias Risk Oversight

Resolved:

Shareholders hereby amend the bylaws of American Express Company to incorporate the following provision, inserted wherever the board deems appropriate to maintain internal consistency of numbering and structure:

"The corporation shall have a Political Bias Committee. The Political Bias Committee shall exercise oversight of risks related to board and management political bias. The Political Bias Committee shall provide an annual report to shareholders on its oversight activities."

Supporting Statement

Independent evaluations have raised concerns that American Express's governance and culture may reflect ideological imbalance, exposing the Company to reputational and stakeholder risks.

According to the 1792 Exchange, which rates corporate political and cultural risk exposure, American Express is classified as a "High Risk" company because it "embraces corporate initiatives that redirect its central focus from business goals to partisan policies and divisive issues."[1] The report further notes that the political contributions of American Express leadership favor Democratics over Republicans by nearly nine to one, which is a significant disparity that raises the specter of a material lack of viewpoint diversity within leadership ranks that could lead to insufficiently informed decision-making due to echo-chamber effects putting shareholder value at risk.[2]

The 1792 Exchange also reports that the Company's policies and advocacy "yield to political activism in shaping corporate governance, potentially alienating consumers, dividing employees, and harming shareholders."[3] It highlights practices involving race-and identity-based initiatives that "replace merit with preferential treatment and outcomes," which can heighten reputational and legal risk if perceived as politically motivated rather than performance-driven.[4]

Similarly, the Alliance Defending Freedom's Viewpoint Diversity Score has raised additional concerns related to American Express's viewpoint neutrality.[5] That index evaluates whether corporate practices "respect a diversity of political and religious perspectives," warning that one-sided ideological engagement can create legal exposure and workplace division.[6]

These assessments underscore a growing governance and fiduciary risk: that board-level and managerial actions could be viewed as reflecting partisan or ideological preferences rather than focusing on shareholder value. In today's polarized climate, even the appearance of bias may damage customer trust, employee confidence, and public credibility.

To mitigate this risk, shareholders should ensure that oversight of political bias risk is explicitly assigned at the board committee level.

The proposed amendment would not restrict management's discretion or political engagement, but it would ensure periodic review and transparent reporting of political-activity risks, possibly including: (1) monitoring of corporate and leadership political contributions and affiliations; (2) assessment of whether policies or public statements reflect balanced governance; (3) evaluation of viewpoint diversity and inclusion across leadership and workforce initiatives.

By adopting this amendment, shareholders will affirm their commitment to ideological neutrality, fair representation, and responsible governance—principles that strengthen American Express's reputation and long-term shareholder value.

---

1 https://1792exchange.com/pdf/?c_id=806

2 https://1792exchange.com/spotlight-reports/board-bias/company/806/

3 https://1792exchange.com/pdf/?c_id=806

4 Id.

5 https://www.viewpointdiversityscore.org/company/american-express/

6 https://www.viewpointdiversityscore.org/business-index

Board of Directors Statement in Opposition

Our Board and the Nominating, Governance and Public Responsibility Committee have considered this proposal and concluded that its adoption is not in the best interests of the Company or our shareholders. Our Board recommends a vote **AGAINST** this proposal because:

- The Board already provides oversight of the types of risks described in the proposal through existing governance processes.

- The Company already provides reports disclosing the Company's political contributions.

- The proposal would impose a Board committee structure that is inconsistent with New York law and the Company's bylaws.

- The proposal would fragment Board oversight and reduce the Board's ability to allocate responsibilities effectively over time.

The Board already provides oversight of the types of risks described in the proposal through existing governance processes.

We believe that our Board and committee structure already provides an appropriate level of oversight of the types of matters raised in the proposal. Our Board monitors our "tone at the top" and risk culture and is responsible for overseeing emerging and strategic risks. Our CEO and other members of senior Management regularly report to the Board and its committees to discuss short-term, intermediate-term and long-term risks, including conduct-related risk, among others.

In addition, the Nominating, Governance and Public Responsibility Committee is responsible for overseeing the impact that key strategic decisions and policies may have on the Company's reputation. As part of these oversight responsibilities, the Nominating, Governance and Public Responsibility Committee regularly:

- oversees and provides guidance on the Company's political and public policy activities, including the nature and amount of the Company's political contributions as well as the operations of the American Express Political Action Committee (AXP PAC);

- reviews the Company's practices, positions, strategy, formal reporting, policies and programs on corporate responsibility and sustainability matters and the impact those matters have on the Company's reputation and key stakeholders; and

- receives reports from Management to ensure any political and public policy activities remain aligned with our business strategy and Blue Box Values.

The Company already provides reports disclosing the Company's existing political contributions.

The AXP PAC is regulated by the Federal Election Commission (FEC) and thus files regular reports with the FEC and relevant state election commissions on its receipts and disbursements. In addition, we provide a semi - annual report to the public via our Investor Relations webpage detailing not only all political contributions made through the AXP PAC or corporate funds to political candidates, parties and committees, but also independent political expenditures, dues used for political purposes by trade associations and certain payments made to influence the outcome of ballot measures. The proposed amendment would require the preparation of an additional annual report to shareholders regarding the Board's oversight of political activities, which would be unnecessarily duplicative of the reports that we already make available publicly and may create undue administrative burden.

The proposal would mandate Board committee structure in a manner inconsistent with New York law and the Company's bylaws.

In accordance with Section 701 of the New York Business Corporation Law (NYBCL), the Company's bylaws provide that the Company shall be managed under the direction of the Board. As part of its primary oversight of the Company's corporate governance processes, the Board may, by resolution adopted by a majority of the entire Board, designate one or more members of the Board to serve on committees and authorize such committees with the full extent of the Board's authority pursuant to Section 712 of the NYBCL and our bylaws. Under Section 701, a company's board is responsible for overseeing the operations and strategic decisions of a corporation. Any shareholder proposal that shifts those responsibilities to the shareholder, such as this proposal, is improper.

Our Board continues to believe that this legal framework is a reasonable and appropriate balance in not only empowering the Board to determine how to best delegate and allocate the Board's resources in both the long and short term, but also effectively oversee the Company's business and related activities, including those related to political contributions. Our Board believes that the proposal would be inconsistent with the provisions of the NYBCL as well as the Company's bylaws because it would improperly grant shareholders the discretionary authority to establish committees and direct the management of the Company, thereby reducing governance flexibility while improperly constraining the Board's authority to allocate oversight duties in the best interests of shareholders.

The proposal would fragment Board oversight and reduce the Board's ability to allocate responsibilities effectively over time.

Effective Board oversight depends on clear accountability and the ability to manage related risks in a coordinated manner. The Board periodically reviews committee structure and composition to help ensure oversight remains aligned with the Company's strategy, risk profile and operating environment. By requiring the creation of a new, single-issue committee, the proposal would introduce overlap with existing oversight responsibilities and increase the risk of fragmented or siloed oversight. Isolating a concept such as "political bias" from related considerations, including reputational, strategic and conduct-related risks, could reduce the effectiveness of the Board's overall risk oversight framework and lead to duplicative processes and reporting.

In addition, the proposal would reduce the Board's flexibility to reallocate responsibilities among committees as risks and priorities evolve. Consistent with the Company's governance framework, the Board has discretion to adjust committee responsibilities over time to reflect changing business conditions and emerging risks. The Board believes that maintaining an integrated and adaptable committee structure is essential to effective governance and long-term shareholder value.

The proposal is vague and subjective, making implementation difficult in a principled, consistent manner.

The proposal does not define key terms such as "political bias" or "viewpoint diversity," nor does it provide objective criteria for the Board or Management to monitor, measure or report on these concepts. Absent objective criteria or a shared definition, any attempt to carry out the proposal's requirements relating to "political bias" would necessarily rely on subjective judgments, creating uncertainty as to what actions would be required and the potential for inconsistent application. The Board believes that a mandate based on such undefined metrics would be difficult to implement in a principled and consistent manner because it does not provide sufficient clarity as to what the proposal seeks to accomplish or how compliance should be assessed in practice.

Furthermore, the proposal's recital of inaccurate data and focus on ideological viewpoints is inconsistent with the Company's established governance norms and objective standards for talent management. The Company's Code of Conduct supports rewarding and providing opportunities based on merit and requires that employment decisions be based on job-related qualifications. Shifting Board oversight toward evaluating personal political affiliations or viewpoints would be inappropriate and would not provide meaningful or actionable guidance to management. By introducing these subjective considerations that lack clear standards, the proposal could interfere with the Company's ability to maintain a professional culture focused on business performance.

Board Recommendation

In summary, our Board believes that this vague proposal is not in the best interests of the Company or our shareholders. As discussed above, our existing governance structure and policies already provide reasonable and appropriate oversight with respect to the Company's political engagement and activities at the Board committee level, and we already provide reports disclosing the Company's existing political contributions. Furthermore, not only is this proposal inconsistent with New York law and our bylaws, but adoption of this proposal could result in undue use of resources and time and duplication and fragmentation of each committee's designated oversight responsibilities, without any benefit to shareholders. For these reasons, our Board recommends that you vote **AGAINST** this proposal.

Proxy
Summary

Corporate
Governance at
American Express

Corporate
Responsibility and
Sustainability

Audit Committee
Matters

Executive
Compensation

Shareholder
Proposals

Stock Ownership
Information

Other
Information

Stock Ownership Information

The table below shows how many American Express Company common shares certain individuals and entities beneficially owned on March 6, 2026, except as noted. These individuals and entities include: (1) owners of more than 5% of our outstanding common shares; (2) our current directors and nominees; (3) the NEOs named in the "Summary Compensation Table" on page 72; and (4) all current directors, nominees and executive officers as a group. A person has beneficial ownership of shares if the person has voting or investment power over the shares or the right to acquire such power within 60 days. Investment power means the power to direct the sale or other disposition of the shares. Each person has sole voting and investment power over the shares, except as we describe below. The "Number of Shares Owned" column does not include restricted stock units granted to executive officers or SEUs owned by directors because they are not beneficially owned under SEC rules. The SEUs credited to the directors' accounts as of December 31, 2025 are shown in the last column in the table below.

Name	Number of Shares Owned[4]	Right to Acquire[5]	Percent of Class (%)	Number of SEUs Owned by Director
Warren Buffett **Berkshire Hathaway Inc.** **and subsidiaries** 3555 Farnam Street Omaha, NE 68131	151,610,700[1]	—	22.1%	—
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	46,637,192[2]	—	6.8%	—
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	44,114,286[3]	—	6.4%	—
Michael J. Angelakis	3,700	—	*	1,045
Thomas J. Baltimore	324	—	*	9,363
John J. Brennan	4,000	—	*	28,178
Douglas E. Buckminster[6]	160,934	218,883	*	—
Howard M. Grosfield	9,532	—	*	—
Raymond Joabar	10,459	53,045	*	—
Theodore J. Leonsis	—	—	*	41,925
Christophe Y. Le Caillec	18,668	—	*	—
Deborah P. Majoras	—	—	*	4,247
Karen L. Parkhill	37	—	*	8,495
Charles E. Phillips	—	—	*	9,590
Lynn A. Pike	1,065	—	*	8,495
Randal K. Quarles	—	—	*	—
Stephen J. Squeri	223,990[7]	233,611	*	—
Daniel L. Vasella[8]	—	—	*	45,854
Noel Wallace	22	—	*	—
Lisa W. Wardell	—	—	*	9,396
Christopher D. Young	—	—	*	19,891
All current directors, nominees and executive officers (27 individuals)[9]	501,133	448,594	*	186,479

*   Less than 1%

[1]   Based on information contained in a report on Form 13F that Berkshire Hathaway Inc. (Berkshire) filed with the SEC, which contained information provided by Berkshire as of December 31, 2025. Of the shares listed in the table, National Indemnity Co. and its subsidiaries beneficially owned 149,061,045 shares. National Indemnity Co. is a subsidiary of Berkshire. Mr. Buffett, Berkshire and certain subsidiaries of Berkshire share voting and investment power over these shares. Based on information contained in a report on Schedule 13D/A that Mr. Buffett filed with the SEC, which contained information provided by him as of November 12, 2025, Mr. Buffett owned 29.8% of the aggregate voting power of the outstanding shares of Berkshire's Class A Common Stock and Class B Common Stock. As a result of this ownership position in Berkshire, Mr. Buffett may be considered the beneficial owner of the shares that Berkshire beneficially owns.

In 1995, we signed an agreement (as amended from time to time) with Berkshire designed to ensure that Berkshire's investment in our Company will be passive. The passivity commitments remain in effect as long as Berkshire owns 10% or more of our voting securities. Berkshire made similar commitments to the Board of Governors of the Federal Reserve. Berkshire and its subsidiaries have also agreed to follow our Board's recommendations in voting company common shares they own up to 17% of our shares outstanding as long as Mr. Squeri is our CEO and Berkshire owns 5% or more of our voting securities. With certain exceptions, Berkshire and its subsidiaries may not sell Company common shares to any person who owns more than 5% of our voting securities or who attempts to change the control of the Company.

[2]   Based on information contained in a report on Schedule 13G that Vanguard filed with the SEC on February 13, 2024, which contained information provided by Vanguard as of December 31, 2023.

[3]   Based on information contained in a report on Schedule 13G that BlackRock, Inc. (BlackRock) filed with the SEC on February 5, 2024, which contained information provided by BlackRock as of December 31, 2023.

[4]   This column includes shares held in RSP and Employee Stock Ownership Plan (ESOP) accounts on March 6, 2026, as follows:

Name	Number of Shares in RSP and ESOP Accounts
Stephen J. Squeri	130
Christophe Y. Le Caillec	—
Douglas E. Buckminster	—
Howard M. Grosfield	99
Raymond D. Joabar	254
All current executive officers (14 individuals)	4,829

[5]   These are shares that the named individuals have the right to acquire within 60 days of March 6, 2026 upon the exercise of Stock Options or the vesting of PRSUs they hold.

[6]   Mr. Buckminster retired from the Company, effective as of March 6, 2026.

[7]   Includes 163,292 shares held in a grantor retained annuity trust in respect of which Mr. Squeri is the trustee and holds sole voting and investment power.

[8]   Dr. Vasella is retiring from the Board at the 2026 Annual Meeting.

[9]   On March 6, 2026, the current directors, nominees and executive officers beneficially owned 949,727 shares or about 0.1% of our outstanding shares. No current director, nominee or executive officer beneficially owned more than 1% of our outstanding shares. Current executive officers do not include Mr. Buckminster, who ceased serving as an executive officer of the Company effective March 6, 2026.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, officers and beneficial owners of 10% or more of our common shares to file reports with the SEC. We assist our directors and officers by monitoring transactions and completing and filing these reports on their behalf. Based on our records and other information, we believe that all reports were timely filed during 2025 except as follows: (i) share purchases by Mr. Joabar's spouse in each of 2023 (five transactions reporting a total of 19 shares), 2024 (one transaction reporting two shares) and 2025 (one transaction reporting two shares) and (ii) one share sale by Mr. Joabar's spouse (reporting 24 shares) were not reported timely due to an inadvertent administrative error.

Other Information

Attending the Virtual Annual Meeting and Webcast

Admission

This year's Annual Meeting will be held virtually, with all shareholders able to attend and participate as indicated below to provide the same rights and opportunities to participate as they would have at an in-person annual meeting.

Shareholders will have the ability to submit questions before the Annual Meeting at www.proxyvote.com and logging in using their 16-digit control number.

- Shareholders will have the ability to listen, vote and submit questions during the Annual Meeting via the virtual meeting website at www.virtualshareholdermeeting.com/AXP2026 and logging in using their 16-digit control number.
- Shareholder proponents will have a dedicated live line to present their proposals, or if they choose, submit a pre-recorded message.
- The agenda, rules of conduct and procedures and the presentation materials will be posted on the virtual meeting platform at the time of the meeting and on our Investor Relations webpage.
- Shareholders who log in using their 16-digit control number will be able to examine the list of shareholders as of the record date on the virtual meeting website.
- Shareholders without a control number may attend and listen to the virtual Annual Meeting as a guest but will not have the ability to vote, ask questions, or otherwise participate in the Annual Meeting.
- Real-time closed captioning will be available.

Shareholders may begin logging in to the virtual meeting website at 8:45 a.m. Eastern Time.

Question & Answer Session

As part of the Annual Meeting, we will hold a Q&A session, during which we intend to answer as many questions submitted prior to and during the meeting as time permits. Questions must comply with the rules of conduct and procedure, which will be made available on the virtual meeting website at www.virtualshareholdermeeting.com/AXP2026. By attending the virtual Annual Meeting, you agree to abide by the rules of conduct and procedures for the Annual Meeting. Questions that are related to personal grievances or customer-related matters, related to material non-public information of the Company, or irrelevant to the business of the Company or to the Annual Meeting, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting, will not be addressed during the meeting.

If you wish to submit a question in advance of the Annual Meeting, you may visit www.proxyvote.com and enter your 16-digit control number, and you will be able to pre-submit such question until May 1, 2026. If you wish to submit a question during the Annual Meeting, log in to the virtual meeting website at www.virtualshareholdermeeting.com/AXP2026 using the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials, select the Q&A icon, type the question into the "Submit a Question" field and click "Submit." As was the case at our in-person meetings, each shareholder will be limited to two questions so as to allow us to respond to as many shareholder questions as possible. Questions that are substantially similar may be grouped and answered once to avoid repetition.

We ask that all shareholders provide their name and contact details when submitting a question through the virtual meeting website so that we may address any individual concerns or follow-up matters directly. If a question posed at the Annual Meeting was not otherwise answered, we encourage you to contact us separately after the meeting by visiting http://ir.americanexpress.com.

Technical Assistance

Beginning 15 minutes prior to the start of and during the Annual Meeting, we will have a support team ready to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, you should call the support team listed on the virtual meeting website at www.virtualshareholdermeeting.com/AXP2026.

Street Name Holders

If your shares are held in a bank, brokerage or other institutional account, you are a beneficial owner of these shares but not the record holder. This is known as holding shares in "street name." If you wish to vote the shares you hold in "street name" at the Annual Meeting, you must obtain a valid legal proxy from your bank, broker or other intermediary.

Audio and Replay

The Annual Meeting will be accessible to the general public through the American Express Investor Relations website at http://ir.americanexpress.com. An audio replay will be available after the meeting at the same website address.

Vote Confirmation

You may confirm your vote was cast in accordance with your instructions. Beginning April 21, 2026, and for up to 60 days after the Annual Meeting, you may confirm your vote beginning 24 hours after your vote is received, whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log on to www.proxyvote.com using your 16-digit control number (included on your notice, on your proxy card or in the instructions that accompanied your proxy materials) and receive confirmation on how your vote was cast. If you hold your shares through a bank, brokerage account or other institutional account, the ability to confirm your vote may be affected by the rules of your bank, broker or other intermediary, and the confirmation will not confirm whether your bank, broker or other intermediary allocated the correct number of shares to you.

Solicitation of Proxies; Expenses

We are providing this Proxy Statement to you in connection with the solicitation of proxies by our Board for the 2026 Annual Meeting, including any adjournment or postponement of the meeting.

We will pay the expenses of soliciting proxies on behalf of the Board. Our directors, officers or employees may solicit proxies for us in person or by mail, telephone, facsimile or electronic transmission. We have hired Sodali & Co, 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902, to help us distribute and solicit proxies. We will pay them $22,000 plus expenses for these services. Proxies may be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person.

Notice of Business to Come Before the Meeting

Our Board and the Company's Management have not received notice of, and are not aware of, any business to come before the Annual Meeting other than the agenda items referred to in this Proxy Statement. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

Additional Voting Information

Voting at the Annual Meeting

Shares represented by valid proxies or voting instruction forms that are received on time will be voted as specified. If you sign and return your proxy card or voting instruction form but do not indicate specific choices, your shares will be voted as our Board recommends. The way you vote your shares prior to the meeting will not limit your right to change your vote at the virtual Annual Meeting. Shareholders who wish to vote at the virtual Annual Meeting may do so by visiting www.virtualshareholdermeeting.com/AXP2026, entering their 16-digit control number and following the on-screen instructions.

If the Annual Meeting is adjourned or postponed, your proxy will still be effective and you will be able to change or revoke your proxy until the rescheduled Annual Meeting.

Record Date

You may vote all common shares that you owned as of the close of business on March 6, 2026, the record date for the Annual Meeting. On the record date, we had 685,783,466 common shares outstanding and entitled to vote. Each common share is entitled to one vote on each matter properly brought before the Annual Meeting.

Ownership of Shares

You may own common shares in one or more of the following ways:

- Directly in your name as the shareholder of record, including shares purchased through the Computershare Investment Plan, our transfer agent's stock purchase plan or restricted stock awards issued to employees under our long-term incentive plans.

  - If your shares are registered directly in your name, you are the holder of record of these shares, and we are sending proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to our tabulating agent.

- Indirectly through a broker, bank or other intermediary in street name.

  - If you hold your shares in street name, your broker, bank or other intermediary is sending proxy materials to you and you may direct them how to vote on your behalf by completing the voting instruction form that accompanies your proxy materials or following the instructions in the notice you received.

- Indirectly through the American Express Company Stock Fund of our RSP or the ESOP of Amex Canada, Inc. and Amex Bank of Canada.

  - If you participate in the Computershare Investment Plan, which is the stock purchase plan administered by Computershare, the Company's transfer agent, your proxy includes the number of shares enrolled in that plan as well as any shares you have acquired through dividend reinvestment. If you participate in the RSP or ESOP, your proxy includes shares that the relevant plan has credited to your account.

  - To allow sufficient time for the RSP and the ESOP trustees to vote, the trustees must receive your voting instructions by 11:59 p.m. Eastern Time on April 30, 2026. If the trustees for the RSP and the ESOP do not receive your instructions by that date, the trustees will not vote your shares.

How to Cast Your Vote

You may vote common shares that you owned as of the close of business on March 6, 2026, which is the record date for the Annual Meeting. We encourage you to vote as soon as possible, even if you plan to attend the Annual Meeting. Please follow the instructions on your proxy card, voting instruction form or on the notice of internet availability of proxy materials that you received. If you submit your vote prior to the meeting, you may still attend the Annual Meeting and vote at the Annual Meeting.

You may vote in the following ways:

BY TELEPHONE

You can vote by calling the number on your proxy card or voting instruction form or provided on the website listed on your notice.

ONLINE

You can vote online at www.proxyvote.com.

BY MAIL

If you received written materials, you can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the envelope provided.

DURING THE MEETING

You can vote at the virtual Annual Meeting at www.virtualshareholdermeeting.com/AXP2026 by using the 16-digit control number included on your notice, on your proxy card, or in the voting instructions that accompanied your proxy materials.

For voting via telephone, online and at the virtual Annual Meeting, you will need the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. Telephone and online voting are available through 11:59 p.m. Eastern Time on April 30, 2026, for shares held in employee plans, and through 11:59 p.m. Eastern Time on May 4, 2026, for all other shares.

Confidential Voting

We maintain the confidentiality of the votes of individual shareholders. Your vote will not be disclosed unless the law requires disclosure, you authorize disclosure or your vote is cast in a contested election. If you write comments on your proxy card, Management may learn how you voted in reviewing your comments. In addition, the Inspectors of Election and selected employees of our independent tabulating agent may have access to individual votes in the normal course of counting and verifying the vote.

Effect of Not Casting Your Vote

If you hold your shares in street name, you must instruct your bank, broker or other intermediary how to vote your shares. Under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters when voting instructions have not been received from a beneficial owner ten days prior to the Annual Meeting. The only "routine" item on this year's Annual Meeting Agenda is Item 2 (Ratification of Appointment of Independent Registered Public Accounting Firm).

Therefore, if you hold your shares in street name and you wish to have your shares voted on all items in this Proxy Statement, please return your voting instruction form or cast your instructions by telephone or online. Otherwise, your shares will not be voted on any items with the exception that your bank, broker or other intermediary may vote in its discretion on Item 2.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted if you:

- Submit a written revocation to our Company's Corporate Secretary and Chief Governance Officer.
- Submit a later-dated proxy.
- Provide subsequent telephone or online voting instructions.
- Attend and vote at the virtual Annual Meeting (however, attending the virtual Annual Meeting alone will not revoke your previous proxy).

If you hold your shares in street name, please follow the directions provided to you by your bank, broker or other intermediary to change or revoke any voting instructions you have already provided.

Quorum and Required Vote

We will have a quorum and will be able to conduct the business of the Annual Meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the meeting, either virtually by logging in to the virtual meeting website using your 16-digit control number, or by proxy. Virtual attendance at the Annual Meeting, abstentions and broker non-votes are counted as present for purposes of determining whether there is a quorum. For the 2026 Annual Meeting, to elect directors and adopt the other proposals, the following votes are required under our governing documents and New York State law:

Item	Vote Required	Do abstentions count as votes cast?	Is broker discretionary voting allowed?*
Election of directors	Approval of the majority of the votes cast	No	No
Ratification of appointment of independent registered public accounting firm**	Approval of the majority of the votes cast	No	Yes
Advisory resolution to approve executive compensation**	Approval of the majority of the votes cast	No	No
Shareholder proposals**	Approval of the majority of the votes cast	No	No

*   A broker non-vote occurs when a broker submits a proxy but does not vote for an item because it is not a "routine" item and the broker has not received voting instructions from the beneficial owner. As described under "Effect of Not Casting Your Vote," your broker may vote in its discretion only on Item 2, Ratification of Appointment of Independent Registered Public Accounting Firm.

**   Advisory/Non-binding

There are no cumulative voting rights. Abstentions and broker non-votes are not considered as votes cast and will have no effect on the outcome of the vote on any of the proposals. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

Multiple Shareholders Sharing the Same Address

We are sending only one notice or one Proxy Statement and Annual Report to the address of multiple shareholders unless we have received contrary instructions from any shareholder at that address. This practice, known as "householding," reduces duplicate mailings, saving paper and reducing printing costs. If any shareholder residing at such an address wishes to receive an individual copy of the materials, or if you are receiving multiple copies of our Proxy Statement and Annual Report and would like to enroll in this service, please contact the Company's Corporate Secretary and Chief Governance Officer (see page 35 for contact information).

2027 Annual Meeting Information

Shareholder Proposals for Inclusion in the 2027 Proxy Statement

To be considered for inclusion in next year's Proxy Statement, any shareholder proposals submitted in accordance with SEC Rule 14a-8 must be received by our Corporate Secretary and Chief Governance Officer at our principal executive offices no later than November 25, 2026. Any such proposals must comply with all of the requirements of SEC Rule 14a-8.

Other Shareholder Proposals for Presentation at the 2027 Annual Meeting

Under our bylaws, shareholders must follow certain advance notice procedures to nominate a person for election as a director at an annual or special meeting, or to introduce an item of business at an annual meeting. Under these advance notice procedures, shareholders must submit the proposed nominee or item of business by delivering a notice to the Corporate Secretary and Chief Governance Officer at our principal executive offices. We must receive notice as follows:

- If it is a shareholder's intention to introduce a nomination or proposed item of business for an annual meeting, we must receive notice not less than 90 days nor more than 120 days before the first anniversary of the prior year's meeting. Assuming that the 2026 Annual Meeting is held on schedule, we must receive notice pertaining to the 2027 Annual Meeting no earlier than January 5, 2027 and no later than February 4, 2027.

- Alternatively, if we hold the 2027 Annual Meeting on a date that is not within 25 days before or after the one-year anniversary of the 2026 Annual Meeting, we must receive the notice no later than the close of business on the tenth day after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

- If we hold a special meeting to elect directors, we must receive a shareholder's notice of intention to introduce a nomination no later than the close of business on the tenth day after the earlier of the date we first provide notice of the special meeting to shareholders or announce it publicly.

Any shareholder intending to include a director nominee in the Company's proxy materials at the 2027 Annual Meeting pursuant to Article III, Section 3.12 of our bylaws (i.e., proxy access) should review the requirements for using proxy access as described in such section. The Company's Corporate Secretary and Chief Governance Officer must receive a shareholder's nomination, with all required information, between October 26, 2026 and November 25, 2026. Our bylaws provide that notice of a proposed nomination must include certain information about the shareholder and the nominee, as well as a written consent of the proposed nominee to serve if elected. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the meeting, any material interest of the shareholder in the business and certain other information about the shareholder. Any notice (other than a proposal pursuant to Rule 14a-8) that is received outside of the window specified above for proposed items of business will be considered untimely under Rule 14a-4(c) under the Securities Exchange Act of 1934. The persons named in the proxy for the meeting may exercise their discretionary voting power with respect to all such matters, including voting against them.

To comply with universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with and provide the information required by the Company's bylaws and by Rule 14a-19 under the Securities Exchange Act of 1934 to the Company's Corporate Secretary and Chief Governance Officer (see page 35 for contact information) no earlier than January 5, 2027 and no later than February 4, 2027, assuming that the 2026 Annual Meeting is held on schedule.

All director nominations and shareholder proposals, other than shareholder proposals made pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must comply with the requirements of the Company's bylaws. You may obtain a copy of the Company's bylaws at no cost from the Company's Corporate Secretary and Chief Governance Officer (see page 35 for contact information).

Availability of 2025 Annual Report

If you would like a paper copy of our 2025 Annual Report, please follow the instructions contained in the notice you received.

Annex A—Information Regarding Non-GAAP Financial Measures

Total Revenues Net of Interest Expense (Billions, except percentages)	2022	2023	2024	2025
GAAP Total Revenues Net of Interest Expense	$52.9	$60.5	$65.9	$72.2
Total Revenues Net of Interest Expense (FX-adjusted)[1]	$52.8	$60.2	$66.1	
YoY% Increase/(Decrease) in GAAP Total Revenues Net of Interest Expense		14%	9%	10%
YoY% Increase/(Decrease) in Total Revenues Net of Interest Expense (FX-adjusted)[1]		15%	10%	9%

Total Loans & Card Member Receivables (Billions, except percentages)	2024	2025
GAAP Total Loans and Card Member Receivables	$208.3	$224.8
Total Loans & Card Member Receivables (FX-adjusted)[1]	$211.0	
YoY% Increase/(Decrease) in GAAP Total Loans & Card Member Receivables		8%
YoY% Increase/(Decrease) in Total Loans & Card Member Receivables (FX-adjusted)[1]		7%

Adjusted Earnings per Share	2024	2025	YoY% Inc/(Dec)
GAAP Diluted Earnings Per Share	$14.01	$15.38	10%
Accertify Gain on Sale (pre-tax)	$ 0.74	—	
Tax impacted of Accertify Gain on Sale	$ (0.08)	—	
Accertify Gain on Sale (after tax)	$ 0.66	—	
Adjusted Diluted Earnings Per Share Excluding the Impact of Accertify Gain	$13.35	$15.38	15%

[1] FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for current period apply to the corresponding prior-year period against which such results are being compared).

THANK YOU
FOR YOUR CONTINUED SUPPORT

AMERICAN EXPRESS

American Express Company
200 Vesey Street
New York, NY 10285



This product is made of material from well-managed, FSC®-certified forests and other controlled sources.



MIX
Paper | Supporting responsible forestry
FSC® C110426



PRINTED WITH
SOY INK